Exhibit 99.2

Mobileye N.V.
Har Hotzvim, 13 Hartom Street

P.O. Box 45157

Jerusalem 9777513

ISRAEL

NOTICE OF AND AGENDA FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 29, 2016

To the Shareholders of Mobileye N.V.

You are hereby notified that the 2016 annual general meeting of shareholders (the “Annual General Meeting”) of Mobileye N.V. (the “Company”) will be held at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT Amsterdam, The Netherlands, at 9:30 A.M., Amsterdam time, on June 29, 2016, for the following purposes:

1.	Discussion of certain disclosures concerning the compensation of the directors of the Company, as set forth in the attached Shareholders Circular relating to the Annual General Meeting (the “Shareholders Circular”). This is a discussion item only and shareholders will not vote on this item.

2.	To discuss the draft Dutch statutory accounts of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2015, as prepared by the Company and signed by all of the members of the Board of Directors of the Company (the “2015 Statutory Accounts”), including the annual report (jaarverslag) of the Company for the year 2015 included as part of the draft 2015 Statutory Accounts. To adopt the 2015 Statutory Accounts, in accordance with the draft 2015 Statutory Accounts as aforesaid, and to take note of the auditors’ report prepared in connection with the 2015 Statutory Accounts. Copies of the draft 2015 Statutory Accounts, and the related auditors’ report as referred to above, are available for inspection by shareholders free of charge at the Company’s address as set forth above. In addition, the draft 2015 Statutory Accounts are attached as Annex B to this Notice of and Agenda for the Annual General Meeting.

3.	To grant to all of the present and former members of the Board of Directors of the Company discharge from liability in accordance with Dutch law for the performance of their duties during the year ended December 31, 2015.

4.	To re-elect Eyal Desheh and Peter Seth Neustadter as non-executive directors of the Company, having a three-year term expiring at the end of the annual general meeting of shareholders to be held in 2019.

5.	To grant to the Company’s Board of Directors the power to issue shares (including restricted shares) and/or grant rights to acquire shares (including options to subscribe for shares and restricted shares), never to exceed the number of authorized but unissued shares, and to limit or exclude the pre-emptive rights of shareholders with respect to the issuance of shares and/or the grant of the right to acquire shares, for the five-year period ending June 29, 2021.

6.	To grant authority to the Board of Directors to repurchase up to 10% of the Company’s issued share capital, during the 18-month period ending December 29, 2017, on the open market, through privately negotiated transactions or in one or more self-tender offers, for a price per share not less than the nominal value of a share and not greater than 110% of the most recent available (as of the time of repurchase) price of a share on any securities exchange on which the Company’s shares are then listed or quoted.

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7.	To appoint PricewaterhouseCoopers Accountants N.V. to serve as the Company’s independent public accounting firm to audit the Company’s Dutch statutory accounts prepared in accordance with IFRS for the year ending December 31, 2016.

8.	To approve the addition of an Appendix B-United States (“Appendix B”) to the Company’s 2014 Equity Incentive Plan (the “2014 Plan”), which would allow for the grant to U.S. taxpayer employees of the Company and its subsidiaries of stock options intended to qualify as incentive stock options under United States tax law (“ISOs”). Copies of the 2014 Plan (for information only), and of Appendix B as proposed to be approved by shareholders, are annexed hereto as Annexes C and D, respectively.

9.	As required by the Dutch Corporate Governance Code, to discuss the Company’s dividend policy. This is a discussion item only and shareholders will not vote on this item.

Important information concerning procedures for attendance and voting at the Annual General Meeting, the record date for the Annual General Meeting and other relevant matters relating to the Annual General Meeting are contained in the Shareholders Circular, a copy of which is attached as Annex A to this Notice of and Agenda for the Annual General Meeting. The contents of the Shareholders Circular are incorporated by reference into this Notice of Meeting and Agenda.

You are urged to read the attached Shareholders Circular carefully and to follow the procedures set forth therein to cast your vote at the Annual General Meeting.

Shareholders who plan to attend the Annual General Meeting in person must give the Company prior written notice of their intention to attend the meeting. See the attached Shareholders Circular for instructions as to how to give notice of your intention to attend the Annual General Meeting in person.

June 1, 2016	By order of the Board of Directors:

Peter Seth Neustadter
Presiding Director of the Board of Directors

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The notice of and agenda for the Annual General Meeting, together with the related Shareholders Circular and the draft 2015 Statutory Accounts, are available on the Internet at www.proxyvote.com and at http://ir.mobileye.com/investor-relations/default.aspx.

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ANNEX A

SHAREHOLDERS CIRCULAR

Mobileye N.V.

(“Mobileye” or the “Company”)

Shareholders Circular relating to the 2016 Annual General Meeting of Shareholders

To be held on June 29, 2016, Amsterdam, The Netherlands

June 1, 2016

Explanation to the Shareholders of the Company in respect of the Agenda for the 2016 Annual General Meeting of Shareholders to be held on June 29, 2016.

To the Shareholders:

This Shareholders Circular contains information concerning the items on the agenda for the 2016 Annual General Meeting of Shareholders of the Company (the “AGM” or the “Annual General Meeting”) to be held on June 29, 2016 at 9:30 A.M., Amsterdam time, at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT Amsterdam, The Netherlands. This Shareholders Circular is first being made available on or about June 1, 2016 to holders of the Company’s registered shares.

We are considered a foreign private issuer under the United States federal securities laws, and as such are not subject to those provisions of United States federal securities laws, and of the rules and regulations of the United States Securities and Exchange Commission (the “SEC”), relating to the holding of shareholder meetings, including the form and contents of proxy statements and proxy cards. This Shareholders Circular therefore does not contain all the disclosures typically found in a proxy statement prepared in accordance with United States federal securities laws.

Vote Required to Approve the Items on the Agenda for the AGM

All of the voting items on the Agenda for the AGM must be approved by a majority of the votes cast at the AGM in respect of each such item, with the exception of the vote on the resolution proposed to be adopted as described at Item 5 below, which must be approved by at least two thirds of the votes cast at the AGM if the holders of less than 50% of the Company’s issued and outstanding shares are present or represented at the AGM.

Procedures for Voting and Attendance at the AGM

The Company urges you to promptly cast your vote at the AGM. If you have received an original proxy card in hard copy format and wish to vote by mail, please complete, sign, date and promptly mail the enclosed proxy for use at the Annual General Meeting in the enclosed envelope. No postage is required for mailing in the United States. If you have not received an original proxy card in hard copy format, please vote by Internet or telephone using the instructions set forth below.

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Instead of a paper copy of the Shareholders Circular and of the notice of and agenda for the AGM, most of our shareholders are receiving a notice regarding the Internet availability of our proxy materials for the AGM. The notice includes instructions on how to access the proxy materials over the Internet. The notice also contains instructions on how each shareholder can receive a paper copy of our proxy materials, including this Shareholders Circular, the notice of and agenda for the AGM and a form of proxy card.

Only holders of record of our registered ordinary shares, par value EUR 0.01 per share (“ordinary shares” or “shares”), outstanding at the close of business in New York on June 1, 2016 (the “Record Date”), are entitled to attend and vote at the Annual General Meeting.

Each shareholder is entitled to one vote per share for each of our ordinary shares held of record by such shareholder as of the Record Date, on each matter submitted to a vote at the Annual General Meeting. All shares represented by proxies duly executed and received by 11:59 P.M., United States Eastern Standard Time on June 27, 2016 (the “Voter Deadline”), will be voted at the Annual General Meeting in accordance with the terms of the proxies. If and to the extent that no choice is indicated on a proxy on any proposal, the proxyholders will vote in favour of all proposals described in this Shareholders Circular as to which no choice has been indicated on the proxy. If any business is properly brought before the Annual General Meeting under our Articles of Association or Dutch law other than that set forth in the notice of and agenda for the AGM, all proxies will be voted in accordance with the best judgment of the proxyholders. In general, only those items appearing on the notice and agenda for the Annual General Meeting can be voted on at the AGM.

A shareholder may revoke a proxy by submitting a document revoking it prior to the Voter Deadline, by submitting a duly executed proxy bearing a later date prior to the Voter Deadline or by attending the Annual General Meeting and voting in person.

If you hold your shares through a bank, brokerage firm or other agent and do not give instructions to your bank, brokerage firm or other agent as to how your shares should be voted at the Annual General Meeting, the shares that you hold through a bank, brokerage firm or other agent will not be voted at the Annual General Meeting. We therefore urge all shareholders who hold their shares through a bank, brokerage firm or other agent to promptly vote their shares in accordance with the instructions provided by their bank, brokerage firm or other agent.

You may cast your vote at the AGM by using any one of the following methods:

(1)	VOTE BY INTERNET – Use the internet (website: www.proxyvote.com) to transmit your voting instructions and for electronic delivery of information prior to the Voter Deadline. Have the proxy materials that you have received in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE MEETING MATERIALS:

If you would like to reduce the costs incurred by the Company in mailing shareholder meeting materials, you can consent to receiving all future notices of and agendas for shareholders meetings, shareholders circulars and proxy cards electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

(2)	VOTE BY PHONE: +1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions prior to the Voter Deadline. Have the proxy materials that you have received in hand when you call and then follow the instructions.

(3)	VOTE BY MAIL: Shareholders who have received an original proxy card in hard copy format may vote by mail. In order to cast your vote by mail please mark, sign and date your proxy card and return

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it in the envelope we have provided or return it in another envelope, postage prepaid, to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717 U.S.A. Proxy cards that are mailed must be received by Broadridge by no later than the Voter Deadline. No postage is required for mailing of the enclosed envelope in the United States.

In future years, we may, as permitted by Dutch law, and by United States law for foreign private issuers such as the Company, give notice of annual and extraordinary shareholders meetings solely by way of mailing to our registered shareholders, rather than attempting to distribute shareholder meeting materials to all beneficial owners of the Company’s shares.

We will bear the cost of soliciting proxies in relation to the matters to be voted on at the Annual General Meeting. Some of our directors, executive officers and employees may solicit proxies in person or by mail, telephone, fax or email, but will not receive any additional compensation for these services. We may reimburse brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of our shares. We may also retain a proxy solicitation firm to assist in the solicitation of proxies for the Annual General Meeting.

Shareholders must prior to 11:59 P.M. United States Eastern Standard Time on June 22, 2016 give notice in writing to the Company (by email to the following address: AGM2016@mobileye.com, or by other written notice to the Company at its address in Jerusalem, Israel, Attention: General Counsel, which is received by 11:59 P.M. United States Eastern Standard Time on June 22, 2016) of their intention to attend the Annual General Meeting in person. Admittance of shareholders and acceptance of written voting proxies shall be governed by Dutch law.

EXPLANATION OF ITEM 1 OF THE AGENDA FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS (DISCUSSION OF 2015 DIRECTOR COMPENSATION)

Disclosure of Director Compensation for the Year 2015

Pursuant to Article 135, paragraph 5a, of Book 2 of the Dutch Civil Code the Company is required to make certain disclosures in this Shareholders Circular with respect to the compensation paid to the members of the Company’s Board of Directors, and of stock option grants generally, for the year ended December 31, 2015.

Director Compensation During the Year 2015

Professor Amnon Shashua and Mr. Ziv Aviram received the following compensation (excluding stock-based compensation) from the Company and its subsidiaries during the year 2015. Professor Shashua and Mr. Aviram did not receive any compensation as such for serving on the Company’s Board of Directors. The figures set forth in the table below thus reflect solely the compensation received by them from our wholly-owned Israeli subsidiary Mobileye Vision Technologies Ltd. (“MVT”) for their services as employees of MVT during the relevant period. The table does not include any amounts paid to reimburse Professor Shashua or Mr. Aviram for costs incurred by them in providing services.

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NON-STOCK-BASED COMPENSATION OF AMNON SHASHUA AND ZIV AVIRAM, January 1, 2015-December 31, 2015 (in United States dollars)
Name of Director	Base Salary	Bonus	Profit- Sharing	Pension Contribution and Other Social Benefits	TOTAL
Amnon Shashua	123,451	0	0	122,253	245,704
Ziv Aviram	123,451	0	0	177,030	300,481

Our general meeting of shareholders, acting pursuant to a proposal of our Board of Directors, determines the compensation of our non-executive directors. In July 2014, our general meeting of shareholders adopted a resolution approving cash compensation to our non-executive directors of US$ 50,000 per year. For the period between January 1, 2015 and December 31, 2015 the Company paid pursuant to this resolution US$ 50,000 to each of the Company’s non-executive directors for service on the Company’s Board.

Disclosures Concerning Options

As of December 31, 2015, each of Professor Amnon Shashua and Mr. Ziv Aviram held fully vested options for 2,250,000 shares at an exercise price of US$ 3.70 per share, expiring March 1, 2020, which options were granted prior to January 1, 2015, options for 5,875,000 and for 5,625,000 shares, respectively, at an exercise price of US$ 6.98 per share, expiring January 13, 2021, which were granted prior to January 1, 2015 and of which the final tranche of 1,875,000 and 1,950,000 shares, respectively, vested in January 2016, and options for 2,200,000 shares, respectively, at an exercise price of US$ 57.58 per share (the “2015 Options”), which were granted on September 6, 2015. The 2015 Options will vest over a three-year period ending September 6, 2018, with one-third of the 2015 Options vesting on September 6 of each year beginning with the year 2016.

As of December 31, 2015 Eyal Desheh held options for 140,000 shares at an exercise price of EUR 0.01 per share, expiring January 7, 2020. These options will become fully vested as of March 31, 2017.

In addition, each other person currently serving as a non-executive director of the Company held on December 31, 2015 options for 50,000 shares at an exercise price of US$ 25.00 per share (the initial offering price to the public of the Company’s shares in the Company’s initial public offering), with a five-year vesting schedule ending on September 7, 2021. The grant of these options to non-executive directors other than Eyal Desheh was made pursuant to a resolution of the general meeting of shareholders adopted in July 2014.

During 2015, no new equity grants were made to, or held or exercised by, directors or members of the Board during the relevant individual’s term of service as a director, except as described above.

As of January 1, 2015, options for 26,782,719 shares were held by all participants in the Company’s equity incentive plans (including directors and also including an immaterial number of options held by service providers who are not employees). Option grants for a total of 4,795,450 shares at a weighted average exercise price of US$ 56.28 per share were made under the Company’s equity incentive plans during the period beginning January 1, 2015 and ended December 31, 2015. Options for 4,389,482 shares were exercised or forfeited during this period. As a result, options for 27,188,687 shares were outstanding under the Company’s equity incentive plans as of December 31, 2015. These option grants that were outstanding as of December 31, 2015, had a weighted average exercise price of US$ 14.85 per share, and a weighted average remaining life of 4.79 years as of December 31, 2015. During the period beginning January 1, 2015 and ended December 31, 2015, 357,265 restricted share units ("RSUs") were granted under the Company's equity incentive plans, of which 75,195 RSUs were vested and 889 forfeited during 2015. As a result

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281,181 unvested RSUs were outstanding under the Company's equity incentive plans as of December 31, 2015.

No loans were made by the Company to any directors during the year 2015. In addition, the Company did not make any severance payments to any director during the course of the year 2015.

Discussion of Director Compensation at the Annual General Meeting

At the Annual General Meeting shareholders will have the opportunity to discuss the compensation paid to directors during 2015. Shareholders will not be entitled at the AGM to adopt any resolution of any kind, binding or non-binding, or to cast any vote, including any purely advisory vote, relating to past, present or future compensation of the Company’s directors.

EXPLANATION OF ITEM 2 OF THE AGENDA FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS (ADOPTION OF THE 2015 STATUTORY ACCOUNTS)

The Company prepares its financial statements filed with the SEC in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

In addition, under Dutch law the Company is required to prepare its official Dutch statutory accounts in accordance with either IFRS or Netherlands generally accepted accounting principles and to submit such accounts to the general meeting of shareholders for adoption by the general meeting of shareholders. The Company has elected to prepare its Dutch statutory accounts in accordance with IFRS.

Accordingly, at the AGM, in accordance with provisions of Dutch law that are applicable to all Dutch companies, shareholders will be asked to adopt the 2015 Statutory Accounts, which are the Company’s Dutch statutory annual accounts prepared in accordance with IFRS for the year ended December 31, 2015.

Our 2015 net profits in the amount of approximately US$ 70.7 million, as shown in the 2015 Statutory Accounts, will be added to the Company’s retained earnings reserve. There will thus be no distribution payable to shareholders as a result of the adoption of the 2015 Statutory Accounts.

Please note that the Company’s financial statements filed with the SEC, which are prepared in accordance with U.S. GAAP, may differ, potentially materially, from the accounting principles used in preparing the 2015 Statutory Accounts in accordance with IFRS that you are being asked to adopt at the AGM.

EXPLANATION OF ITEM 3 OF THE AGENDA FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS (DISCHARGE OF DIRECTORS)

Under Dutch law, at the Annual General Meeting shareholders may discharge the members of our Board of Directors from liability in respect of the exercise of their duties during the year 2015.

It is proposed that shareholders resolve to discharge the members of our Board of Directors from liability in respect of the exercise of their duties during the year 2015.

The discharge proposed to be granted to all members of the Board of Directors is in accordance with the provisions of Dutch law, is without prejudice to the provisions of the laws of The Netherlands relating to bankruptcy and does not extend to matters not disclosed to all shareholders.

EXPLANATION OF ITEM 4 OF THE AGENDA FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS (RE-ELECTION OF EYAL DESHEH AND PETER SETH NEUSTADTER AS NON-EXECUTIVE DIRECTORS)

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Background

The Company proposes the re-election of Eyal Desheh and Peter S. Neustadter as non-executive directors of the Company, to serve for a three-year term ending at the close of the annual general meeting of shareholders of the Company to be held in the year 2019.

The Company’s executive directors, who are the Company’s Founders Professor Amnon Shashua and Mr. Ziv Aviram, are responsible for the day-to-day management of the Company, in accordance with the policies adopted from time to time by the Board of Directors as a whole. The executive directors must comply with any specific instructions given to them by the Board of Directors as a whole.

Our non-executive directors supervise the conduct of our business by our executive directors and provide general advice to our executive directors. Our non-executive directors are not involved in the Company’s day-to-day management except in relation to those matters specifically assigned to the non-executive directors or the Board of Directors as a whole pursuant to Dutch law, the Company’s Articles of Association or the Company’s corporate governance guidelines.

Only the executive directors are authorized to represent the Company by signing contracts or entering into other dealings with third parties.

Biographical information concerning Messrs. Desheh and Neustadter is set forth below.

Director Biographies

Eyal Desheh is a non-executive director and was a member of our Supervisory Board from November 2012 until the Supervisory Board was disbanded on July 10, 2014, when he became a member of our current one-tier board of directors. Mr. Desheh served as Deputy Chief Financial Officer of Teva Pharmaceutical Industries (NYSE TEVA) (“Teva”), an international pharmaceutical company that produces generic and specialty medicines, from 1989 to 1996, as Teva’s Chief Financial Officer from 2008 to 2012, as Teva’s Group Executive Vice President from 2012 to 2013, and as Teva’s acting President and CEO from October 2013 to February 2014. In February 2014, Mr. Desheh resumed his role as Teva’s Chief Financial Officer. Mr. Desheh also served as Chief Financial Officer of Scitex Ltd., a printing equipment manufacturer, from 1996 to 2000 and as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd., an international provider of information technology security products, between 2000 and 2008. Mr. Desheh received a B.A. in Economics in 1978 and an M.B.A. in Finance in 1981, both from the Hebrew University.

Peter Seth Neustadter is a non-executive director and the Presiding Director of our Board of Directors. He was a member of our Supervisory Board from 2009 until the Supervisory Board was disbanded on July 10, 2014, when he became a member of our current one-tier board of directors. Mr. Neustadter is President and Managing Director of IAT Automotive Inc. and IAT Holdings LLC, respectively, which invest in innovative technologies in the automotive industry (including the Company). From 1982 to 1996 Mr. Neustadter was President of Durawool Inc., one of the world’s largest manufacturers and suppliers of friction materials to the automotive industry. Since 1994, Mr. Neustadter has been President and Chairman of Zhuhai Dazheng Metal Fiber Co. Ltd. Zhuhai China, a major producer of metallic friction materials. Mr. Neustadter received his B.A. in Economics from Brooklyn College.

EXPLANATION OF ITEM 5 OF THE AGENDA FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS (DELEGATION TO THE BOARD OF DIRECTORS OF THE POWER TO ISSUE SHARES AND EXCLUDE PRE-EMPTIVE RIGHTS)

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If so designated by the general meeting of shareholders, the board of directors of a Dutch company has the power to issue shares (including restricted shares) and/or grant rights to acquire shares (including options to subscribe for shares and restricted shares), and to limit or exclude pre-emptive rights with respect to such issuance of shares or grant of the right to acquire shares. Such a designation may be effective for up to five years and may be renewed on an annual rolling basis.

At an extraordinary general meeting of shareholders of the Company held in July 2014, shareholders delegated to the Board of Directors for a five-year period ending July 10, 2019 the authority to issue shares (including restricted shares) and/or grant rights to acquire shares (including options to subscribe for shares in the capital of the Company and restricted shares), never to exceed the number of authorized but unissued shares, and to exclude pre-emptive rights with respect to the issuance of shares or grant of the right to acquire shares.

At the Annual General Meeting shareholders will be asked to grant a further extension of the delegation to the Board of Directors of the power to issue shares (including restricted shares) and/or grant rights to acquire shares (including options to subscribe for shares in the capital of the Company and restricted shares), never to exceed the number of authorized but unissued shares, and to limit or exclude pre-emptive rights in respect of the issuance of shares or grant of the right to acquire shares as aforesaid, for a five-year period beginning on the date of the Annual General Meeting and ending on June 29, 2021.

If this proposal is approved by shareholders, the Board of Directors will have the authority to issue shares at such price, and upon such terms and conditions, as the Board of Directors in its discretion deems appropriate, based on the Board’s determination of what is in the best interests of the Company at the time shares are issued or the right to acquire shares is granted. The Board will also, if this proposal is approved by shareholders, have the authority to exclude pre-emptive rights with respect to any issuance of shares or grant of the right to acquire shares, in the event that the Board in its discretion believes that exclusion of pre-emptive rights with respect to any issuance of shares, or grant of the right to acquire shares, is in the best interests of the Company.

EXPLANATION OF ITEM 6 OF THE AGENDA FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS (GRANT OF AUTHORITY TO REPURCHASE SHARES)

Under Dutch law and the Company’s Articles of Association, the Board of Directors may, subject to compliance with certain Dutch statutory provisions, be authorized to cause the Company to repurchase the Company’s shares in an amount, at prices and in the manner authorized by the general meeting of shareholders. Such authorization may continue for a maximum period of 18 months, and may be given on a rolling basis.

The Company believes that the Company would benefit by granting authority to the Board of Directors to repurchase the Company’s shares. For example, to the extent the Board believes that the Company’s shares may be undervalued at the market levels at which they are then trading, repurchases of shares may offer the possibility of strengthening the value of the Company’s shares. Such shares could be used for any valid corporate purpose, including use under the Company’s compensation plans, sale in connection with the exercise of outstanding options or for acquisitions, mergers or similar transactions. The reduction in the Company’s issued capital resulting from any repurchases will increase the proportionate interest of the remaining shareholders in the Company’s net worth and whatever future profits the Company may earn. The number of shares repurchased, if any, and the timing and manner of any repurchases would be determined by the Board of Directors, in light of prevailing market conditions, the Company’s available resources and other factors that cannot now be predicted. The number of shares held by the Company and its subsidiaries may generally never exceed 50% of the total number of the Company’s issued and outstanding shares.

In order to provide the Company with sufficient flexibility to repurchase its shares without calling a special shareholders meeting for each separate repurchase, the Company proposes that shareholders grant authority

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to the Board for the repurchase of up to 10% of the Company’s issued share capital on the open market, or through privately negotiated repurchases or in self-tender offers, for a price per share not less than the nominal value of a share and not greater than 110% of the market price per share at the time of repurchase. Such authority would extend for 18 months from the date of the Annual General Meeting, until December 29, 2017.

This grant of authority will, if approved by shareholders, supersede and replace all previous grants of authority to repurchase shares by the general meeting of shareholders to the Board of Directors.

EXPLANATION OF ITEM 7 OF THE AGENDA FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS (APPOINTMENT OF PRICEWATERHOUSECOOPERS ACCOUNTANTS N.V. (“PWC”) AS AUDITORS OF THE COMPANY’S 2016 STATUTORY ACCOUNTS)

The Audit Committee of the Company’s Board of Directors has recommended that PWC be appointed as our independent registered public accounting firm to audit the Company’s Dutch statutory accounts prepared in accordance with IFRS for the year ending December 31, 2016. PWC has acted as the Company’s independent registered public accounting firm for the purpose of auditing all of the Company’s statutory accounts prepared in accordance with IFRS, beginning with the Company’s statutory accounts for the year ended December 31, 2011.

Representatives of PWC are expected to be present at the Annual General Meeting. They will have an opportunity to make a statement, if they desire, and are expected to be available to respond to appropriate questions.

EXPLANATION OF ITEM 8 OF THE AGENDA FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS (APPROVAL OF APPENDIX B-UNITED STATES TO THE COMPANY’S 2014 EQUITY INCENTIVE PLAN)

Background

On April 3, 2016 the Company’s Board of Directors approved Appendix B to the 2014 Plan. The 2014 Plan, which was adopted by the Board of Directors on December 7, 2014, authorizes generally the grant of stock options, restricted share units and restricted shares to employees, directors and consultants of the Company and its subsidiaries.

Appendix B further authorizes the grant under the 2014 Plan to certain employees of the Company of options intended to qualify as ISOs for purposes of United States tax law. Shareholder approval of Appendix B is required under the United States Internal Revenue Code of 1986, as amended (the “Code”), in order to allow options granted under Appendix B to qualify as ISOs.

If Appendix B is not approved, it will not go into effect. In that case options may continue to be granted under the general terms of the 2014 Plan but these will not qualify as ISOs under the Code.

Relationship Between the 2014 Plan and Appendix B

Appendix B to the 2014 Plan, allowing the grant of ISOs to certain employees of the Company and its subsidiaries, is intended to operate as a supplement to the 2014 Plan, which, as noted above, was adopted by the Board of Directors in 2014. No shareholder approval, or ratification by shareholders of the adoption by

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the Board, of the 2014 Plan is required by Dutch law or otherwise. Accordingly, any failure by shareholders to approve Appendix B to the 2014 Plan will not affect the validity of the 2014 Plan or of any past, present or future grant of equity incentives under the 2014 Plan other than pursuant to Appendix B.

A copy of the 2014 Plan is attached as Annex C. This copy of the 2014 Plan is being provided to shareholders for information purposes only, as shareholders are not being requested to adopt any resolution relating to the 2014 Plan as such.

Summary of Relevant Provisions of the 2014 Plan

The following is a summary, for information purposes only, of certain provisions of the 2014 Plan which are relevant to the grant of ISOs pursuant to Appendix B to the 2014 Plan. This summary is not a complete description of the 2014 Plan, or of those provisions of the 2014 Plan which are relevant to the grant of ISOs pursuant to Appendix B. Shareholders are urged to read the full text of the 2014 Plan attached as Annex C, for additional information not contained in this summary.

Purposes. The purposes of the 2014 Plan are:

•	to attract and retain the best available personnel for positions of substantial responsibility;
•	to provide incentives to employees, directors and consultants of the Company and its subsidiaries; and
•	to promote the success of the Company’s business.

Duration. The 2014 Plan will remain in effect indefinitely, until all shares subject to the 2014 Plan have been granted, subject to the right of the Board to amend or terminate the 2014 Plan.

Types of Awards. The 2014 Plan permits the granting of the following types of awards to employees, directors and consultants of the Company or any of its affiliates (“Service Providers”): (1) stock options; (2) restricted shares; and (3) restricted share units (collectively, “Awards”).

Administration. The 2014 Plan is administered by the Board or a committee of the Board designated by the Board (the “Administrator”). The Board has designated the Compensation Committee of the Board as the Administrator. The Administrator has the power, among other things, to select those Service Providers to whom Awards will be granted, and to determine the sizes and types of Awards and the terms and conditions of Awards. The Administrator is also authorized to construe and interpret the 2014 Plan and any related Award agreements, to establish, amend or waive rules relating to plan administration, to amend outstanding Awards, and to make all other determinations which may be necessary or advisable for the administration of the 2014 Plan. The Administrator may further delegate its authority under the 2014 Plan.

Shares Subject to the 2014 Plan. Subject to the anti-dilution adjustment described below, a total of 11,836,404 shares was initially reserved for Awards under the 2014 Plan.

In the event of a stock dividend, stock split or other change in corporate capitalization, or a corporate transaction such as a spin-off, or a reorganization or liquidation of the Company, the Administrator will adjust the number and class of shares which may be issued under the 2014 Plan, the limitation on the number of shares that may be the subject of Awards under the 2014 Plan, and the number, class and option or other purchase price of shares subject to outstanding Awards under the 2014 Plan, as the Administrator deems appropriate and equitable to prevent dilution or enlargement of rights.

If any shares subject to any Award granted under the 2014 Plan are forfeited or such Award otherwise terminates without the issuance of such shares, the shares subject to such Award, to the extent of any such forfeiture or termination, are again available for grant under the 2014 Plan. No fractional shares may be issued under the 2014 Plan.

Eligibility. All Service Providers are eligible to be participants in the 2014 Plan. The Administrator selects from among these eligible individuals those to whom Awards are granted from time to time.

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Stock Options. Subject to certain exceptions described below at “Summary of Appendix B”, relating to the minimum exercise price and maximum term of ISOs to be granted under Appendix B, the provisions of the 2014 Plan summarized below will apply to all options granted under the 2014 Plan, including ISOs granted under Appendix B:

The Administrator grants options pursuant to Award agreements. The option price per share purchasable under any stock option will be determined by the Administrator, in its sole discretion, but cannot in any event be less than the nominal value of a share on the date the option is granted. The Administrator also determines, in its sole discretion, the term of each stock option and the time or times when it may be exercised. Options may be exercised by payment of the exercise price in cash, or in the sole discretion of the Administrator, in shares with a fair market value equal to the exercise price of the option, or pursuant to a “cashless exercise” through a broker-dealer.

The maximum term of options that may be granted under the 2014 Plan is 7 years from the date of grant. If the Company terminates a grantee’s employment or service for cause, all of the grantee’s vested and unvested options issued under the 2014 Plan terminate on the date of such termination. If a grantee’s employment or service terminates due to death or disability, the grantee’s options may be exercised by him or her, or by his or her estate (as the case may be), for 12 months following the death or disability (but not later than the end of the expiration term as set out in the Award agreement). If a grantee’s service or other relationship to the Company terminates for any other reason, the grantee may exercise his or her vested options within 30 days after the date of such termination (or such different period as the Administrator shall prescribe), unless earlier terminated in accordance with an agreement between the Company and the grantee.

In the event of a merger of the Company with or into another company or other entity, or a demerger of the Company, or a Change in Control, each outstanding Award under the 2014 Plan will be treated as the Administrator determines, subject to certain minimum requirements as set forth in the 2014 Plan, and the Company will not be required to treat all Awards similarly in the transaction. For purposes of the 2014 Plan, a “Change in Control” means the occurrence of any of the following events:

(i)	A change in the Company’s ownership, which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the Company’s shares that, together with the shares previously held by such Person, constitutes more than 50% of the total voting power of the Company’s issued and outstanding shares; provided, however, that for purposes of this clause (i), (1) the acquisition of beneficial ownership of additional shares by any one Person who is considered to already beneficially own more than 50% of the total voting power of the Company’s issued and outstanding shares will not be considered a Change in Control; and (2) if the Company’s shareholders immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of the Company’s shares immediately prior to the change in ownership, direct or indirect beneficial ownership of 50% or more of the total voting power of the Company’s issued and outstanding shares, such event shall not be considered a Change in Control under this clause (i). For this purpose, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more companies or other business entities which own shares in the Company, either directly or through one or more subsidiary companies or other business entities;

(ii)	A change in the Company’s effective control, which occurs on the date that a majority of the members of the Company’s board of directors is replaced during any 12 month period by directors whose election is not endorsed by a majority of the members of the Company’s board of directors prior to the date of the election;

(iii)	A change in the ownership of a substantial portion of the Company’s assets, which occurs on the date that any Person acquires (or has acquired during the 12 month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to 50% or more of the total gross fair market value of all of the Company’s assets immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), a transfer to an entity that is controlled, directly or indirectly, by the Company’s

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shareholders immediately after the transfer will not constitute a change in the ownership of a substantial portion of the Company’s assets; for purposes of this subsection (iii), gross fair market value means the value of the Company’s assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Power to Amend. The Board may amend, alter or discontinue the 2014 Plan, or (subject to any provisions to the contrary contained in the relevant Appendix) any Appendix to the 2014 Plan, at any time without the approval of the shareholders of the Company.

Other Provisions. Awards are generally not transferable unless an Award agreement provides for transferability. However, all Awards are transferable upon death under the laws of descent and distribution or by the participant’s designation of a beneficiary. In the discretion of the Administrator, withholding tax liabilities incident to the exercise of an option or other taxable event may be satisfied by withholding of shares.

Governing Law. All determinations and actions taken pursuant to the 2014 Plan, or any Appendix to the 2014 Plan, shall be governed by and construed in accordance with the laws of the State of Israel. The competent courts of Tel-Aviv, Israel, have jurisdiction in any matters pertaining to the Plan.

Summary of Appendix B

The following is a summary of the provisions of Appendix B to the 2014 Plan, which is proposed to be approved by shareholders at the AGM. This summary is not a complete description of Appendix B. Shareholders are therefore urged to read the full text of Appendix B attached as Annex D, for additional information not contained in this summary.

General. Appendix B is intended as a supplement to the 2014 Plan, and all of the relevant provisions of the 2014 Plan shall, unless otherwise specifically provided in Appendix B, also apply to Appendix B. In the event of any conflict between the provisions of Appendix B and the provisions of the 2014 Plan, the provisions of Appendix B shall prevail.

Eligible Participants. Only employees of the Company and its affiliates who are subject to income taxation by the United States are eligible to receive grants of ISOs under Appendix B, in the sole and absolute discretion of the Administrator.

Terms of ISOs. As provided generally in the 2014 Plan, no ISO may have a term of more than 7 years from the date of grant. In addition, ISOs granted to owners of 10% or more of the Company’s issued and outstanding shares, as determined in accordance with relevant attribution rules of the Code (a “10% Owner”), may not have a term in excess of 5 years from the date of grant.

The exercise price per share for ISOs granted under Appendix B may generally not be less than the fair market value of the Company’s shares as of the date of grant, based on such shares’ trading price on the date of grant (“Fair Market Value”). Furthermore, the exercise price per share of any ISO granted to a 10% Owner may generally not be less than 110% of the Fair Market Value of the Company’s shares as of the date of grant.

ISOs will vest in accordance with the terms of the relevant Award agreement granting the ISO, subject to the general provisions of the 2014 Plan relating to vesting, as described above.

Options granted under Appendix B to a Service Provider will be deemed to constitute ISOs for U.S. tax purposes only to the extent that the Fair Market Value of such options that first become exercisable during any calendar year does not exceed US$ 100,000 (or such higher or lower amount as shall be applicable for purposes of determining ISO status under the Code).

Duration. No ISO may be granted under Appendix B later than April 3, 2026 (10 years after the date when the Board approved Appendix B).

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Shares Available for Grant of ISOs. Options issued pursuant to Appendix B will be issued from, and credited against, the shares reserved for issuance under the 2014 Plan. As of March 31, 2016, a maximum of 6,694,743 shares was available for Awards under the 2014 Plan, including (if Appendix B is approved by shareholders) the grant of ISOs under Appendix B. Any increase in the number of shares for which ISOs may be granted under Appendix B would require shareholder approval.

Governing Law. All determinations made and actions taken pursuant to Appendix B shall be governed by and construed in accordance with the laws of the State of Israel. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to Appendix B.

United States Tax Aspects of Appendix B

The following summarizes the U.S. federal tax consequences generally arising under present law with respect to ISOs granted under Appendix B. The grant of an ISO creates no tax consequences for a grantee or the Company. In general, the grantee will have no taxable income upon exercising an ISO (to the extent qualifying as an ISO as described above), except that the alternative minimum tax may apply, and the Company will receive no deduction when an ISO is exercised. In general, the grantee will realize ordinary income upon exercising that portion of an option Award under Appendix B which does not qualify as an ISO, equal to the difference between the option price and the fair market value of the shares on the date of that exercise. The Company will in that case be entitled to a deduction for the same amount. Generally, there will be no tax consequence to the Company in connection with a disposition of shares acquired by exercise of an ISO (and the grantee will recognize a long-term capital gain (or loss) equal to the difference between the amount realized on the disposition and the exercise price), except that the grantee will recognize ordinary income and the Company may be entitled to a deduction equal to the grantee’s ordinary income, in the case of a disposition of shares acquired by exercise of an ISO before the applicable ISO holding period (generally, in this case, two years from option grant date and one year from exercise) has been satisfied. The amount of such ordinary income generally is the lesser of: (i) the difference between the amount realized on the disposition and the option price; and (ii) the difference between the fair market value of the shares on the date of exercise and the option price. Any gain in excess of the amount taxed as ordinary income will be treated as a long- or short-term capital gain, depending on whether the shares were held for more than one year.

EXPLANATION OF ITEM 9 OF THE AGENDA FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS (DISCUSSION OF DIVIDEND POLICY)

Under the Dutch Corporate Governance Code, we are required to provide shareholders with an opportunity at the Annual General Meeting to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

We have never paid or declared any dividends on our ordinary shares. Moreover, even if future operations were to lead to significant levels of profits that would allow us to pay dividends, we currently intend to retain all available funds for reinvestment in our business. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our Board of Directors, and will depend on, among other things, our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors and general meeting of shareholders may deem relevant.

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ANNEX B

DRAFT 2015 STATUTORY ACCOUNTS

PREPARED IN ACCORDANCE WITH IFRS

MOBILEYE N.V.

2015 ANNUAL REPORT

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2015 ANNUAL REPORT

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MOBILEYE N.V.

REPORT OF THE MANAGEMENT BOARD

GLOSSARY

In this Annual Report, unless the context otherwise requires:

•	References to “Mobileye N.V.,” “Mobileye,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Mobileye N.V. together with its subsidiaries.

•	References to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, nominal value €0.01.

•	References to “dollars,” “U.S. dollars” and “$” are to United States Dollars.

•	References to “NIS” are to New Israeli Shekels, the Israeli currency.

•	References to the “SEC” are to the United States Securities and Exchange Commission.

•	ADAS means Advanced Driver Assistance Systems.

•	Adaptive Cruise Control (ACC) systems automatically adjust a vehicle’s speed to maintain a safe following distance from the vehicle in front of it using cameras, radar or lidar sensors in front of the vehicle to detect the time-to-contact and distance of the vehicle ahead of it.

•	Adaptive High Beam Control (AHC) automatically adjusts the height of the high-beam pattern depending on traffic conditions to give the driver the maximum amount of illumination.

•	Autonomous Emergency Braking (AEB) avoids and/or mitigates an imminent collision with another vehicle by automatically applying the brakes to slow down the vehicle. Depending on the host car speed, the collision can be avoided or mitigated. AEB is equivalent to crash imminent braking (CIB), which is the term preferred by the NHTSA.

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•	Construction Zone Assist systems sense and measure the position of possible stationary obstacles located in the periphery of the driving path to enable automatic lateral control of the vehicle to find a “clear path” moving forward in a cluttered scene — such as construction areas.

•	Drivable Path Delimiter Features provide the sensing technology underlying the support of Construction Zone Assist, whose aim is to find a clear path moving forward in a cluttered scene.

•	Forward Collision Warning (FCW) systems use cameras, radar or lidar sensors to monitor the area in front of a vehicle and alert the driver of a potential rear-end collision with another vehicle.

•	Free-Space Analysis is synonymous with Drivable Path Delimiter Features.

•	IIHS means the Insurance Institute for Highway Safety, a U.S. non-profit organization funded by automobile insurers.

•	Lane Departure Warning (LDW) systems use visible lane markers to track vehicle position within a lane and issue a warning for an unintended road departure.

•	Lane Keeping and Support (LKS) is a steering system that provides torque overlay in cases where the host vehicle approaches the lane marker without the turn signal having been activated, both alerting the driver of a lane departure and directing the vehicle to stay in the lane.

•	Lane Keeping Assistant (LKA) is a Lane Departure Warning (LDW) system in which the controller sends torque input to the steering system in order to keep the vehicle inside lane boundaries.

•	NCAP means a New Car Assessment Program.

•	NHTSA means the U.S. National Highway Traffic Safety Administration, a U.S. federal government agency.

•	OEMs, or “original equipment manufacturers,” are vehicle manufacturers.

•	Pedestrian Autonomous Emergency Braking (Ped-AEB) is similar to AEB, but here the imminent collision threatens a pedestrian who is stationary, walking, running or emerging behind an occlusion boundary.

•	Roadbook™ refers to the cloud-based data extracted using REM and forming a high definition environmental model and a description of drivable paths that enables autonomous driving.

•	Road Experience Management (REM)™ refers to an algorithmic-based technology that allows the creation of a Roadbook through the use of crowd sourced, real time data, collected from vehicles that already have

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cameras, and which extracts landmarks and roadway information using low bandwidths in order to form a layer of information supporting fully autonomous driving.

•	Tier 1 companies are automotive systems integrators that are the direct suppliers to OEMs.

•	Traffic Jam Assist systems control the car autonomously up to a pre-set speed during traffic jams by controlling following distance as well as providing active steering input.

•	Traffic Sign Recognition (TSR) notifies and warns the driver which restrictions may be effective on the current stretch of road.

•	Vector accelerators (called VMP, PMA, MPC), including off-the-shelf vector accelerators (like DSPs, GPUs, FPGAs) are silicon cores that parallelize certain families of computations to enable much higher throughput per silicon area compared to a CPU architecture.

•	Speed Limit Indicator (SLI) is the equivalent to TSR, but limited to recognizing speed limit traffic signs.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements about us and our industry. These statements involve known and unknown substantial risks, uncertainties and other factors, as described in detail under “Risk Factors” in this Annual Report, that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, included in this Annual Report regarding our strategy, future operations, future financial position, future revenues, projected expenses, prospects and plans and objectives of management are forward-looking statements. In some cases, you can also identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective,” or the negatives of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. All forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties.

Forward-looking statements in this Annual Report include, but are not limited to, statements about:

•	our growth strategies;

•	competition from existing or new entrants in the market and changes to the competitive landscape;

•	the primacy of monocular camera processing as the dominant sensor modality in the ADAS industry;

•	our belief that our relationship with STMicroelectronics N.V., the sole supplier for our EyeQ® chips, will continue without disruption;

•	the expected development timeline of our autonomous driving and ADAS systems, including statements about launch dates and potential size of the market therefor;

•	the expected timeline for development of additional functions and of our EyeQ4®;

•	our ability to retain our largest customers and to implement our technology in their car models;

•	the growing public awareness and acceptance of ADAS;

•	the growth of regulatory requirements applicable to, and safety rating incentives for, OEMs to include ADAS in their vehicle models;

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•	the introduction and development with our partners of mapping using our REM technology;

•	our future prospects, business development, results of operations and financial condition;

•	our ability to retain Professor Amnon Shashua and Mr. Ziv Aviram, whom we refer to as our Founders;

•	our ability to retain key personnel and attract new talent;

•	our ability to protect our intellectual property;

•	our forecast of the strength of the aftermarket for ADAS;

•	our use of forecasts in establishing our global tax rates;

•	the effects of our internal reorganization;

•	the risks that litigation and recalls of our products pose to our business;

•	our ability to predict and maintain appropriate inventory;

•	the strength of the automotive industry; and

•	worldwide economic conditions.

You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See “Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All of the forward-looking statements we have included in this Annual Report are based on information available to us on the date of this Annual Report. Except as required by law, we undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, assumptions and uncertainties, the forward-looking events discussed in this Annual Report might not occur.

You may obtain additional information about the Company’s business, including its technology and products, as well as its financial condition and results of operations, from the Company’s Form 20-F for the year ended December 31, 2015 (the “20-F”) filed with the SEC and available from the SEC’s website as well as from the Investor Relations section of the Company’s website. The information that is provided in this Annual Report is accurate only as of its date. The Company’s business, financial condition, results of operations and prospects may have changed since that date.

GENERAL INTRODUCTION

Introduction

The following discussion of the financial condition and results of operations of the Company is provided to assist readers in understanding our financial performance during the periods presented and significant trends which may impact our future performance. This discussion should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. Our financial statements, and the financial information discussed below, have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Our financial statements filed with the SEC are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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Please note that the Company’s financial statements filed with the SEC, which are prepared in accordance with U.S. GAAP, may differ, potentially materially, from the accounting principles used in preparing the attached 2015 accounts prepared in accordance with IFRS.

Background of the Business

Mobileye N.V. was incorporated in the Netherlands in 2001 and at the outset of a reorganization became the new parent company of: Mobileye Inc., a company incorporated in the United States (the "US subsidiary"), Mobileye Technologies Ltd., a company incorporated in Cyprus (the "Cypriot subsidiary”) and Mobileye Vision Technologies Ltd. (the "Israeli subsidiary"). In 2006, another wholly owned subsidiary was incorporated in Japan, Mobileye Japan Ltd. (the Japanese subsidiary"), in 2012, another wholly owned subsidiary was incorporated in Germany, Mobileye Germany GmbH (the "German subsidiary") and in 2013, Mobileye established a new wholly owned subsidiary in China under the name of Mobileye Auto Service (Shanghai) Co. Ltd. (the "Chinese subsidiary", and all together, the "Subsidiaries"). The consolidated financial statements include the accounts of Mobileye N.V. and its wholly-owned subsidiaries.

Mobileye is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems (“ADAS”) and autonomous driving technologies. Mobileye’s products are able to detect roadway markings, such as lanes, road boundaries, barriers and similar items, identify and read traffic signs, and directional signs and traffic lights. These capabilities and technologies have enabled Mobileye to create a Roadbook™ of localized drivable paths and visual landmarks using our proprietary REM™ technology through crowd sourcing. As a result, in cooperation with its partners, Mobileye can provide mapping for autonomous driving. Mobileye’s products are or will be integrated into car models from 25 global automakers and are also available in the aftermarket. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Our products combine high performance, low energy consumption and low cost, with automotive-grade standards and have been included in serial production vehicle models since 2007. We estimate that our products were installed in approximately 9.7 million vehicles worldwide through December 31, 2015 and that our technology is available in 221 car models from 19 OEMs. Furthermore, our products have been selected for implementation in serial production of 287 car models from 23 OEMs by 2017. We believe Mobileye’s more than 17 years of research and development and data collected from millions of miles of driving experience give us a significant technological lead.

We believe that we are well-positioned to take advantage of two key industry trends:

•	The first trend is the evolution in the demand for ADAS, one of the fastest growing segments within the automotive electronics industry. The rapid increase in the demand for ADAS is driven by growing public acceptance and awareness of driver safety technologies, but mainly due to the rising influence of regulators and national and international safety organizations that issue safety ratings to encourage manufacturers to include safety features in their new or revamped car models. As regulators and safety organizations continue to increase the types and functions of ADAS applications required to maintain high ratings, ADAS will likely become standard on more vehicle models and the market for our products will continue to expand significantly. Our experience to date validates the increase in demand for ADAS technology. It took approximately five years from 2007 to ship the first 1.0 million EyeQ® chips. In the year ended December 31, 2015, we shipped approximately 4.4 million chips. In early 2010 our technology was sourced by seven OEMs for inclusion in 36 car models. As of December 31, 2015, our technology is available in 221 car models from 19 OEMs worldwide.

•	The second trend is the race to develop autonomous driving. Full autonomous driving, where the driver is not actively engaged in driving the vehicle for extended periods of time, cannot be achieved in one step. In our view, there are three pillars to completely autonomous driving. The first pillar is sensing, which will require ADAS technological innovations of increasing complexity. The second pillar is mapping, which will serve as redundancy to sensing. The third pillar is driving policy that will enable autonomous driving of cars among human drivers and other autonomous cars and will add the "human behavior" aspect to autonomous driving in "negotiating" with other cars. In the near future, we believe that there will be at least three technological innovation steps that are likely to revolutionize the driving experience and advance toward full autonomous driving. The first innovation involves hands-free-capable driving at highway speeds and in congested traffic situations. We have design wins from four OEMs to launch these features in the coming years, and are in development programs with nine additional OEMs for potential future launches. The next two innovations are the inclusion of country road and urban scenario capabilities to support autonomous driving. These innovations should require only minor additional sensing hardware, but significant algorithmic advances, which we are currently developing. We believe the cost of our enabling technology, including

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hardware, software, packaging and related elements, will be well within acceptable automotive industry levels.

Our Solutions

Led by Professor Amnon Shashua, our co-Founder, Chief Technology Officer, Chairman and a director, our more than 400 engineers and other research and development personnel have a history of innovation. We began developing vehicle detection from a single camera in 2000 and pedestrian detection in 2002.

We believe our position as the camera-based ADAS market leader is based on the following competitive strengths:

•	All applications in one camera, resulting in cost savings and greater convenience — We have always understood that it was essential to develop the entire spectrum of camera functionalities in order to position the camera as the primary sensor due to its cost and packaging convenience. We provide all applications in a single system and camera. We believe this makes our solution compelling to OEMs. An OEM avoids implementing ADAS technologies from more than one supplier because of supplier management concerns, easier integration of a single system and attractive and more compact packaging (one camera instead of a different camera/sensor for each function). Given recent NCAP rules as a result of which OEMs are adding AEB function as standard fitment, having all applications on the same system offers up-sale opportunities to OEMs that work with us and can sell the full suite of applications on the same hardware that is already within the car as standard fitment given AEB fitment. Further, in the long term, many of our planned additional applications will require a simple update to the software rather than costly and time-consuming changes to the hardware itself. We believe that as internet access becomes more available in cars, software updates may even be made wirelessly.

•	Large validation datasets train and optimize our complex proprietary algorithms — Mobileye’s more than 17 years of ADAS research and development, largest number of programs launched on the roads in the industry and experience with most global OEMs have yielded tens of million of miles of real world user profile data covering more than 60 countries at all times of day and in multiple scenarios — highway, country, city — across hundreds of vehicle models. Our large datasets, unbiased as to any OEM, give us the unequalled ability to train and optimize our proprietary algorithms. We can also fully validate safety functions, which is crucial in order to avoid false-positive actuations, such as an inappropriate AEB actuation. For example, our FCW algorithm has a demonstrated 99.99% accuracy. We believe that no other company in the world has road experience datasets as deep and as broad as ours.

•	We seek to work with all OEMs and Tier 1 companies — We seek to work with all OEMs and with Tier 1 companies. We believe our hybrid approach of working directly with OEMs to customize and validate our products and making our products available to multiple Tier 1 companies that may respond to an RFQ for the same serial production contract offers us the opportunity for the greatest market share. OEMs often source from multiple Tier 1 companies. Because we provide the technology itself, an OEM can choose to work with its preferred Tier 1 company while having our technology powering their ADAS application. We have a very strong track record of winning business with OEMs. For the past eight years, we have won more than 85% of the serial productions for which we have been requested to provide a quotation.

•	Long-standing relationships with OEMs and Tier 1 companies provide for a leading and defensible market position — Our market leadership results from many years of review and validation from 25 of the global OEMs and our relationship with most of the leading Tier 1 companies. We expect that as regulations and ratings require more active safety features, more cars and more car models will have a camera. As the leading provider of camera-based ADAS, we are well-positioned to benefit from this trend. We believe there are significant barriers to entry to the ADAS market, particularly the camera-based market, primarily based on our innovative proven technology and our continued development of more advanced and innovative technology going from ADAS to fully autonomous driving. In addition, our leading market position, combined with the very high investment of time and resources required, makes penetrating this market challenging. We believe that we are the only technology company with the domain and field expertise in the development of computer vision and machine learning in the automotive world and the capabilities of reaching automotive standards of 99.99% performance that is required to win production programs. As the market shifts toward autonomous driving, we believe reaching this performance level is challenging and requires the domain expertise we have developed over the years. We also believe that autonomous driving requires the mapping redundancy that must be continuously updated by millions of drivers and that can be achieved using our REM technology.

•	Self-designed, cost effective EyeQ® microchip — We have designed our own microprocessor chip that has the computing power to run LDW, FCW, AEB (for vehicles and pedestrians), TSR, AHC, ACC, Free-Space

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Analysis, debris detection, 360 degree awareness, environmental mode, REM and more — at a frame rate of 36 frames per second for our EyeQ3®. We believe this kind of computational load is unusually high on a portable device. Our EyeQ® SoC is capable of achieving very high throughput at very low power consumption and very low cost. Each new generation of the EyeQ® SoC is many times faster than its predecessor, allowing for more and better image analysis. EyeQ2® was approximately six times faster than the original EyeQ®; EyeQ3®, launched in vehicles in the fourth quarter of 2014, is approximately eight times faster than EyeQ2®. We believe that our next generation chip, the EyeQ4®, is the most advanced application-specific vision computing SoC in our market. EyeQ4® has computing power which is eight times more powerful than EyeQ3® and will have the capabilities to process data from up to 10 cameras including radars and lidars. All the while, the EyeQ4® power consumption is below four watts which is important within cars. EyeQ4® engineering samples are available as of the first quarter of 2016. We have five sourced production programs starting 2018 which will be using our EyeQ4®. We are in advanced stages of designing the fifth generation of our EyeQ5® SoC. We believe our system is the only one that offers the full suite of ADAS applications currently available, and many of our additional applications will only require software updates, rather than additional hardware.

•	Highly scalable business model — Our business model results in strong operating margins, and in 2015 we generated operating income and net income. We believe that our business can continue to grow significantly without corresponding increases in fixed and capital expenditures because we have strong existing relationships with the majority of all OEMs and Tier 1 companies, and are not reliant on traditional sales and marketing processes to develop the OEM business. Further, we believe that STMicroelectronics N.V., a leading provider of integrated circuits, is capable to increase production of our EyeQ® chips as sales increase.

Our Growth Strategies

We intend to expand our operations and continue to lead the ADAS and autonomous driving market by:

•	Capitalizing on regulatory and safety rating changes promoting standard feature ADAS — We believe that in order to attain a four-star or five-star safety rating in most countries that issue ratings, a vehicle will need to be equipped with camera-based ADAS. As a result, OEMs have been moving to adopt ADAS technology as standard equipment on the majority of new launches of existing models as well as of most new models. We believe we are strongly positioned to benefit from the increased demand for ADAS and we have already been sourced for standard feature programs by global OEMs. Further, we work with the European NCAP, the NHTSA and other NCAPs to demonstrate the capabilities and reliability of our technology and to help ensure that they develop regulations and ratings that address the full range of benefits that we believe ADAS can offer. Currently NCAPs that include AEB exist in Europe, Japan and Australia. Recently, the NHTSA announced that it will adopt a new 5-Star Safety Ratings system, which will encompass assessment AEB into the overall star rating system effective for 2019 car models. In addition, the NHTSA and the IIHS announced a commitment by 20 automakers representing more than 99 percent of the U.S. vehicle sales to make AEB a standard feature on virtually all new cars no later than the year that begins September 1, 2022.

•	Exploiting the advantages of camera-only ADAS — We believe the camera sensor is key for mass adoption of active safety features because only a camera can perform the full suite of ADAS functions at a reliability level that can ensure both real world performance in complex cluttered environments and offer acceptable false-positive levels. Unlike other sensor modalities, such as radar and lidar, which do not incorporate the full panoply of ADAS functions, camera-only ADAS reduces cost and package constraints.

•	Leading the development of ADAS and automated driving — We believe that we are the first to supply the underlying technology to launch commercially viable semi-autonomous driving at highway speed launched in 2015. The move towards hands-free driving necessitates additional capabilities, such as traffic-light detection, detection of obstacles outside the driving path and significant growth of scene understanding in order to support automatic lateral control of the vehicle. We believe the camera is the sensor best suited to address the functionalities necessary for automated driving. Effective automated driving requires three pillars: the first is sensing that will take ADAS technology into full sensing capabilities and that requires the coordination of multiple cameras around the vehicle to provide both a wide field of vision and protective redundancy. We have been designing new multiple camera configurations to support the higher safety standards. In addition, we have developed “Deep Layered Learning” algorithms to handle free space estimation capabilities and path detection and planning. We have already won production programs with four OEMs using these technologies for semi-autonomous driving. These algorithms use our EyeQ3® and EyeQ4® architecture to provide real time performance at low power consumption levels. The second pillar is mapping to serve as the required redundancy to sensing. We have developed our REM technology, which uses continuously updated high-definition data for

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drivable paths with precise localization using crowd sourcing from vehicles equipped with ADAS camera technology. REM technology is based on software running on our EyeQ® processing platforms. Three of the largest global OEMs, GM, Volkswagon and Nissan, are engaged with us in developing a continuously updated global map. The third pillar is driving policy which uses novel technology we developed in order to enable autonomous cars to drive among human drivers and other autonomous cars and take “ human-like“ decisions, which are needed for autonomous driving. As we continue to gain experience in this area, we expect to be a leader in developing additional ADAS technology and implementing full autonomous driving.

•	Creating additional and enhanced applications — Full-braking, camera-only AEB was launched in 2015 by Audi, and other OEMs will follow. We expect to launch additional and enhanced applications in the coming years, including detection of additional traffic signs, animal detection, general object detection, free space or construction zone assist, traffic light detection, pothole detection, boundary detection, road marking and debris detection. As we continue to expand the suite of ADAS we offer, we believe our technological advantages over our competitors will continue to grow.

•	Developing surround-view capabilities — We are working on rear-view camera ADAS and surround-view ADAS, both of which are also critical to effective automated driving and the emerging market for automated parking functionality. The rear-view camera will also be critical to winning new serial production because in March 2014, the NHTSA issued a final rule requiring rear visibility technology in all new vehicles under 10,000 pounds by May 2018 to prevent backover accidents. Currently, OEMs offer surround-view cameras that display a bird’s-eye-view of the area around the car to assist the driver in manually parking. We are working with two OEMs to launch the next generation of surround-view functionality, not merely for display but also for processing visual information to aid the function of automated parking.

•	Winning additional serial productions with existing and new OEMs — We intend to leverage our technology leadership and strong relationships with existing OEM customers to win additional serial production contracts in order to make ourselves a fundamental component of our OEMs’ global platforms. We also believe our superior product and demonstrated ability to work with OEMs and Tier 1 companies will enable us to win serial production contracts from additional global and smaller OEMs for automobiles, as well as buses, trucks and other vehicles, which may require specialized customization.

•	Creating partnerships with our customers — We have evolved from ADAS technology supplier into a full autonomous driving technology supplier by proving the three pillars of autonomous driving. This new role opens a door to meaningful strategic partnerships with our customers, partnerships that have the potential to position our EyeQ® as the central processor within the autonomous car. Our EyeQ®, algorithms and software provide powerful and sophisticated infrastructure that we will open to our OEM partners to insert their own specific value into the system, unrelated to ADAS and autonomous driving pillars, and accelerate their plans for fully autonomous driving. We believe that in this way our EyeQ® will be integrating all sensors for the sensing tasks, incorporate REM and driving policy and serve as the infrastructure for OEMs to bring their own value to autonomous driving.

•	Expanding our aftermarket product sales — Our aftermarket products can be fitted for both automotive and truck uses. We believe there is significant opportunity for growth in our sales to commercial and governmental fleets, insurance companies, vehicle importers and dealers, public transportation providers, taxi operators and OEMs that may seek to offer our aftermarket product for vehicles that do not contain ADAS technology as a standard feature. In addition, we have developed a product called Mobileye Shield+ that is designed to assist in blind-spot detection of large trucks and buses and empowers drivers to avoid and mitigate imminent collisions, protecting the most vulnerable and difficult to observe road users: cyclists, pedestrians and motorcyclists. The Mobileye Shield+ is connected to a telematics system and also provides meaningful information based on the Mobileye Shield+ alerts to fleet managers and municipalities who can anticipate hot spots based on such alerts and effect changes that can meaningfully reduce road accidents. The Mobileye Shield+ is in the pilot stage within approximately 20 municipal bodies around the world. We have accepted the US DOT’s invitation to collaborate with its Smart City Challenge, and, as a result, we will equip several hundred buses in the winning city with our Mobileye Shield+, free of charge. We believe that we can leverage the growing public acceptance and awareness of driver safety technologies and the rising influence of “five-star” quality ratings in new car models to market our ADAS aftermarket products as well. We also seek to promote regulation that will mandate or encourage aftermarket installation of ADAS technology for certain usages, such as fleets, public transportation or certain drivers, such as young drivers. In addition, we believe that with our Mobileye Shield+ product, we can promote aftermarket sales by aligning the interests of fleets and municipalities in reducing city casualties resulting from large trucks’ and buses’ blind spots as well as their interest in anticipating road accidents before they occur.

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Our Customers

Mobileye’s customers include OEMs, Tier 1 system integrators, fleets and fleet management systems providers (telematics), insurance companies, leasing companies and others.

OEMs

Mobileye’s products were first included in production vehicles in 2007 with three manufacturers —  BMW, General Motors and Volvo. As of December 31, 2015, our technology is available in 221 car models from 19 OEMs worldwide, either as an option or a standard feature. Further, our products have been selected for implementation in serial production of 287 car models from 23 OEMs by 2017. Not all Mobileye ADAS applications are available in each car model, and typically, the number of applications available in a model increases over time. Mobileye currently has production agreements with respect to the following OEMs:

Automakers
Adam Opel AG Audi AG Bayerische Motoren Werke (BMW) AG — BMW, Mini and Rolls Royce Chrysler Group LLC — Chrysler, Dodge and Jeep FAW Automotive Fiat S.p.A. Ford Motor Company — Ford and Lincoln

General Motors Company — Buick, Cadillac, Chevrolet and GMC

Honda Motor Company, Ltd

HKMC — Hyundai and Kia

IVECO

Jaguar Land Rover Automotive

PLC — Jaguar and Land Rover

MAN SE

Mitsubishi Group

Mazda Motor Corporation

Nissan Motor Co., Ltd. —  Nissan and Infiniti

PSA Peugeot Citroën — Peugeot and Citroën Renault S.A. Scania Aktiebolag (publ) Ssangyong Motor Company SAIC Motor Tesla Motors, Inc. Volkswagen Volvo Car Corporation Yulon Motor Co., Ltd.

There is usually a several year period from the time at which we are first introduced to an OEM until our product is included in serial production. During the first several years, we educate the OEM about our technology, including our sophisticated algorithms and the EyeQ® SoC platform and its capabilities, and the OEM evaluates and validates our technology in its testing facilities. During this period, we receive revenues from the OEM for selling testing equipment for its evaluation purposes. If the OEM requires specific developments pursuant to its evaluation, we may charge the OEM certain fees, which are best efforts, nonrefundable Non Recurring Engineering arrangements, in which we are reimbursed for a portion of the research and development expenses attributable to specific development programs (“NRE”) regardless of whether we achieve a subsequent design win. After the OEM has evaluated our technology, it may issue a request for quotation, or RFQ, to Tier 1 companies of its own choice. The RFQ will identify, among other items, the applicable bundle of applications required and the expected size of the production run for the particular automobile model. The OEM will send the RFQ to Tier 1 companies that are working with us on the basis that these Tier 1 companies will quote Mobileye technology and also to other Tier 1 companies that may have their own technology. If a Tier 1 company includes our technology, we will provide a quotation (we provide a different quotation for each different RFQ) for the NRE fees we will charge the Tier 1 for the work we are doing for the specific program and the EyeQ® price for the duration of the program. The prices are differentiated by the applicable bundle within the program. All intellectual property generated from these NRE arrangements are owned exclusively by us. An OEM may also send an RFQ only to Tier 1 companies that are working with Mobileye, which means that we will be selected as the technology provider irrespective of the winning Tier 1 company. If we, through a Tier 1 company, win the RFQ and a production program is initiated, there is typically approximately two to three years of production development before the product is included in a car model. This long design and validation process results in our having a strong direct relationship with an OEM, which we believe offers us advantages when ADAS are being proposed for additional car models. We generally provide our products to a Tier 1 company for serial production pursuant to the Tier 1 company’s standard purchase order and our customary terms and condition.

All of our working relationships with the OEMs listed above are in the production development or serial production phases. We believe that we win new serial production in respect of the RFQs in which we participate by a ratio exceeding 85% in the past approximately eight years.

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Tier 1 Companies

Mobileye supplies OEMs with the EyeQ® platform through our arrangements with automotive system integrators, known as Tier 1 companies, which are direct suppliers to vehicle manufacturers. Our Tier 1 customers include Autoliv, Inc., Delphi Automotive Plc, Gentex Corporation, HiRain, Key Safety Systems, Leopold Kostal GmbH, Magna Electronics Inc., Mando Corporation, Nidec Elesys, Sony Corporation, Taiwan Calsonic, ZF-TRW, and Valeo as well as Bendix Corporation and Mobis Transportation Alternatives, Inc. working jointly with TRW.

The Tier 1 company, based on our reference design, builds a module for the sensor system that includes the windshield-mounted camera, our proprietary EyeQ® SoC and our application software using our software algorithms. This complete sensor system with the required ADAS functionality is then integrated into new cars by the OEM. In connection with its response to the RFQ, the Tier 1 company receives a quotation from us in which we determine the price of our product for the following years as well as the NRE fees, as discussed above.

If the OEM awards the design to the Tier 1 company that incorporates our product, we will start production development with the Tier 1 company and the Tier 1 company is responsible for paying our invoices for the products we supply to it.

Aftermarket Customers

We currently have over 100 distributors covering over 50 countries. We also have wholly owned subsidiaries in China, Germany and the United States that serve as aftermarket distributors and sales and marketing offices. We offer our ADAS aftermarket product line to the following types of customers:

•	Commercial and fleet customers — We sell our aftermarket products to fleets such as C.R. England, Inc., the largest refrigerated trucking company in the United States, Werner Service and Trucking, Inc., Dart Transit Company, PepsiCo, Inc., Ericsson Inc., Eli Lilly and Company, Florida Power & Light Company, Johnson & Johnson Services, Inc. and others. We also sell through distributors to fleet management systems (FMS) providers. We currently have 45 FMS provider customers in 35 countries, including the United States, the United Kingdom, Israel, Germany, Poland, China and Australia. Our distributors also sell to leasing companies such as Sumitumo Mitsui in Japan and GE Leasing in the United States. The integration of our product with FMS allows fleets to monitor their drivers’ vehicular operations through online alerts and to provide accurate information in the event of an accident, or near miss.

•	OEM customers — We sell our aftermarket products to smaller OEMs, such as Volvo Bus, Renault Trucks and Ford Europe, and to OEMs that want an aftermarket solution for their models that do not have ADAS as a factory option. Our aftermarket products also give OEMs the flexibility to offer these solutions at different levels throughout their logistics network. We also sell to importers or dealers that add our aftermarket product to vehicles that did not come with our product as a factory option.

We also seek to promote regulation that mandates or encourages aftermarket installation of ADAS technology for certain usages, such as fleets, or certain drivers, such as young drivers. A small number of governments and governmental organizations currently offer incentives for installing ADAS products in vehicles, including aftermarket products. Israel offers tax benefits to importers who install ADAS products. The State of Florida allows insurance companies to provide premium discounts to insured customers who install an ADAS product, such as ours. In addition, fleets owned by U.S. governmental organizations, including the U.S federal General Services Administration and the States of Florida and Nevada, have installed Mobileye aftermarket products as part of their research into saving lives and containing operational costs. In Spain, the Ministry of Agriculture with the Office of Climate Change has approved regulatory incentives for fleets using our aftermarket solution, noting how it helps reduce both the fuel costs and CO2 emissions. The Governments of Japan, Singapore and Germany all offer financial incentives for certain target groups, commercial vehicles, to have ADAS products installed. In 2016, the State of Israel approved a regulation, which requires, as a pre-condition to any vehicle license renewal, that all vehicles exceeding 3.5 tons, manufactured since 2012, have installed ADAS with LDW and FCW features by no later than November 2016.

Mobileye’s aftermarket products are also available for consumers; however, we do not target direct to consumer sales because consumer market awareness is not yet widespread and we do not believe that making the significant investment necessary for the retail segment is appropriate for us at this time.

Distribution and Marketing

After 17 years of operation that has resulted in our market-leading position, we believe we are well known to all global OEMs and large Tier 1 companies and that our superior technology, innovation, quality assurance, reputation and personal relationships should help us achieve introductions to additional OEMs and Tier 1 companies as needed. We believe that

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our marketing efforts are best served by our engineers meeting regularly with OEM engineers at one-on-one meetings, conventions and other venues to showcase our technology. We work closely with our existing OEMs and Tier 1 customers in order to ensure that we are aware of their requirements and plans for future car models and can respond promptly and effectively. We also regularly present our technology to regulators and safety organizations to demonstrate its capabilities and reliability and to help ensure that they develop regulations and ratings that address the full range of benefits that we believe ADAS can offer.

We market our aftermarket products mainly through distributors and resellers under distribution agreements according to which we typically provide the distributor with a non-exclusive license to distribute our products within a specific region. We have over 100 distributors covering over 50 countries. Under our distribution agreements we provide a 14-month limited warranty unless a longer period is mandatory or an industry requirement. The distributor’s responsibilities are generally to (1) install the product and provide training to its customers by professional installers that are certified by us; (2) provide a warranty to its customers; (3) not market competing products during the distribution agreement term and for six months thereafter; (4) maintain proper insurance to cover its liabilities including for installation; and (5) use the Mobileye brand name in accordance with the agreement’s provisions. In addition to local distributors, we also have our own wholly owned distribution companies in China, Germany and the United States that employ sales people who initiate direct sales, identify new distributors and manage current distributors.

Research and Development

We believe our strong research and development is our principal competitive strength and has led to our dominant position in the market. Our research and development activities are conducted at our machine vision center in Jerusalem, Israel. We have more than 400 full time-equivalent employees engaged in research and development, primarily in Israel. We also work with our OEM customers’ specifications to develop new products and enhancements to existing products responsive to their requirements. Our gross research and development costs and expenses were approximately $55.4 million (23.0% of revenue) and $46.1 million (32.1% of revenue) in 2015 and 2014, respectively. Net research and development costs and expenses were approximately $42.8 million (17.8% of revenues) and $36.3 million (25.2% of revenues) in 2015 and 2014, respectively. Our research and development efforts focus on algorithms, including visual processing, camera control, vehicle control, camera/radar fusion, autonomous driving sensing technologies, REM technology, driving policy and related engineering tasks, as well as application software, silicon design and hardware electronics design.

Our current research and development activities include the following:

•	Extension of Monocular Visual Processing Capabilities — Over the past three years we have been developing extensive new capabilities in our monocular visual processing. In particular, we have developed new “structure from motion” algorithms allowing the system to create a full 3D rendering of the camera field of view that is then used as raw material for 2D and 3D fusion algorithms. In addition, we have developed “semantic free space” capabilities that provide a category label on a pixel-based level. These algorithms extract “driver path delimiter features” that contribute to customer functions like “construction zone assist” and towards hands-free driving in general. We have also been developing Road Profile reconstruction capabilities using innovative algorithms that can detect and measure road bumps, potholes and debris that are at least 10 centimeters in height from a distance of 50 meters. These size and distance parameters should permit the appropriate reaction from the relevant ADAS, whether it is engaging the AEB or ultimately being able to drive around the object. We have also significantly expanded our Traffic Sign Recognition, Traffic Light Detection and Road Analysis capabilities. All of these developments launched already or are to be launched in series programs, and we expect them to strengthen our leadership position in our market.

•	Development of Autonomous Driving Functionality — We are conducting multidisciplinary research in multifocal front-sensing design, fusion with surround cameras, significant upgrades in “scene understanding” to allow hands-free driving in complex scenes, lateral control algorithms and the fusion between sensing and control. Many of these capabilities were launched in 2015 based on monocular vision or are expected to launch in future years based on trifocal configurations or full-surround vision. These developments are critical to the development cycle of our EyeQ4®. In addition to this sensing research and development, we are also developing the other pillars of autonomous driving, including our REM technology, which enables continuously updated high-definition data for drivable paths with precise localization using crowd sourcing, as well as driving policy using reinforcement technology.

•	Development of Automated Parking Support Functions — We are developing visual processing capabilities based on surround views (side- and rear-facing cameras) to support the growing need for automated parking

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functions. These functions will initially include the detection of pedestrians, children and other obstacles that could stand in the way of automated parking and prevent backover collisions in general.

•	Continuous EyeQ3® Production and EyeQ4® Design and Production — We launched EyeQ3® in the fourth quarter of 2014 and launched several additional programs in 2015. We are continuing our work to launch additional programs based on EyeQ3® in the next few years. We have also advanced with our design of EyeQ4® and currently we have working samples targeting launch in 2018. EyeQ4® was already awarded five production programs to be launched in 2018.

•	Aftermarket Product Migration to EyeQ3® — We plan to continue to move the aftermarket line of products to EyeQ3®. We believe this will further strengthen our lead in this market and keep our customer functions updated to the latest state-of-the-art performance.

As a result of all the above activities, we expect to continue our investment in research and development expenditures in future periods.

Manufacturing

Our products are designed and manufactured specifically for automotive applications and have achieved automotive grade quality after extensive validation tests under stringent automotive environmental conditions.

All of our EyeQ® integrated circuits are manufactured by STMicroelectronics N.V., which is a leading supplier and innovator of semiconductor devices dedicated to automotive applications. Many of our customers are also direct STMicroelectronics N.V.’s customers, which allows us to benefit from their existing relationship with STMicroelectronics N.V. and gives our customers familiarity with STM’s manufacturing processes, including Quality Assurance, Customer Care, Failure Analysis and Manufacturing Standards. Further, we believe that as a leading provider of integrated circuits, STMicrolectronics N.V. has the capacity to increase production of our EyeQ® chips as our sales increase.

Our STMicroelectronics N.V. agreements, which currently provide for a termination date of December 31, 2022, provide us manufacturing services on standard automotive terms, including a three year warranty for failures of our EyeQ® SoCs due to manufacturing, testing or assembly and a covenant by STMicroelectronics N.V. to provide us with similar terms to the terms that STMicroelectronics N.V. provides directly to our customers on other STMicroelectronics N.V. products. STMicroelectronics N.V. is also responsible for failure analysis and ongoing improvements of the testing programs. STMicroelectronics N.V. is committed to manufacture our EyeQ® SoC for an undefined term with end-of-life terms that can extend at least six years from the qualification date and offers us a total of five years’ supply of units consisting of three years’ supply, one additional year to place orders and one additional year to take delivery. STMicroelectronics N.V., as a contract manufacturer, has no title to the EyeQ® and cannot sell it to anyone other than Mobileye. STMicroelectronics N.V. has also agreed not to compete with Mobileye for 18 months following the termination of our agreement, and it cannot develop a competing SoC/ASIC for any third party.

We have technologically validated a second supply chain and a different manufacturing facility within STMicroelectronics to serve as another source for manufacturing our EyeQ® chips. We are in contact with our customers for the purpose of agreeing the commercial terms of this second supply source (e.g., validation, commitment to procure from both sources). In the interim we purchased inventory of approximately six months of deliveries to serve as a backup. Because of the complex proprietary nature of our EyeQ® chips, adding a new manufacturing line with the same supplier will require significant time to identify, evaluate and validate as well as to negotiate appropriate pricing and other terms with the supplier and customers. There can be no assurance that we will enter into a new supply agreement, the timing and terms of such agreement or when chips would be provided under such an agreement.

We are ISO 9001-certified, which means that we have met the requirements for a quality management system that demonstrates our ability to provide product that consistently meets customer and applicable statutory and regulatory requirements, and are an organization that seeks to enhance customer satisfaction through the effective application of the system, including processes for continual improvement of the system and the assurance of conformity to customer and applicable statutory and regulatory requirements. In addition, we manufacture based on HIS Automotive SPICE methods (targeted goal: Level 2). HIS (Herstellerinitiative Software, German for “OEM software initiative”) is an interest group consisting of Audi AG, Bayerische Motoren Werke (BMW) AG, Daimler AG, Porsche Automobil Holding SE and Volkswagen AG. Automotive SPICE® is an initiative of the Automotive Special Interest Group supported by the Quality Management Center in the German Association of Automotive Industry, which is intended to harmonize products and processes to reduce supplier effort to adapt to differing OEM requirements and to establish standardized assessments of

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these products and processes. We also require our subcontractor manufacturers, including STMicroelectronics, to comply with ISO 16949, Automotive Electronics Council (AEC), various European Community Regulations on chemicals and their safe use (REACH) and Automotive Safety Integrity Level (ASIL) standards.

Since January 2013, our aftermarket products have been manufactured by one contract manufacturer in China, providing surface-mount technology services, as well as assembly, testing, packaging and logistics services. We expect the agreement with this contract manufacturer to expire in 2016. In the fourth quarter of 2015, we entered into new agreements with two additional contract manufacturers in China. These new agreements have three-year terms and are automatically renewable for one-year terms unless the contract manufacturers provide a non-renewal notice no later than 12 months prior to the expiration of the then current term. These new contract manufacturers also provide surface-mount technology services, as well as assembly, testing, packaging and logistics services.

Validation and Quality Assurance

Our validation and quality assurance, or QA, is divided among QA on software and algorithms development (Offline QA), product quality for our production programs after a design win (Online QA), supplier quality within our manufacturing process (QC) and our organizational processes.

Offline QA — The primary scope of the Offline tests is statistical performance of image processing running in laboratory conditions. These tests are done as “Host Environment Tests” using simulation of large volumes of data running on servers and computers.

Online/Product QA — The primary scope of the Online tests is real-time interaction between the Mobileye EyeQ® Processor and the customer’s microcontroller. Tests are done as “Target Environment Tests” using actual customer systems while running on the test bench or in an actual driving situation. The Online QA tests the overall stability of the integrated system.

Functional Safety Verification — Code and Hardware blocks that are active in safety functions will adhere to the functional safety verification plan that is created based on ISO26262.

Manufacturing and Supplier Quality Control — We work with our main suppliers to ensure that their processes and systems are capable of delivering the parts we need at the required quality level, on time, and on budget.

Intellectual Property

Our ability to compete effectively depends in part on our ability to develop and maintain the proprietary aspects of our technology. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by us. We hold 41 U.S. patents, 6 European patents, 53 U.S. patent applications, 29 European and other non-US patent applications, and provisional patent filings. We are a party to a re-examination proceeding involving one of our U.S. patents and two post-grant opposition proceedings involving one of our European patents.

In addition to patent laws, we rely on copyright and trade secret laws to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information through agreements with OEMs, distributors, other customers and suppliers, proprietary information agreements with our employees and consultants, and other similar measures. Our primary trademarks are for our name and product names. We cannot be certain that we will be successful in protecting our proprietary rights. While we believe our patents, patent applications, software and other proprietary know-how have value, changing technology makes our future success dependent principally upon our ability to successfully achieve continuing innovation.

Litigation may be necessary in the future to enforce our proprietary rights, to determine the validity and scope of the proprietary rights of others, or to defend us against claims of infringement or invalidity by others. An adverse outcome in such litigation or similar proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from others or require us to cease marketing or using certain products, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses, as well as from the diversion of management’s resources, regardless of whether the claim is valid, could be significant and could have a material adverse effect on our business, financial condition and results of operations.

In May 2014, we filed two petitions to the First Intermediate People’s Court of Beijing appealing the Chinese Trademark Appeal Board’s decision refusing our opposition to trademark applications for MOBIIEYE and MOBILEYE filed by a

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third party. Our petitions alleged that the trademark applications were filed in bad faith as the trademarks are similar or identical to our MOBILEYE trademark. One petition was declined, and we filed petitions for appeal before Beijing Higher Court. In the event we do not prevail in the actions, our pending MOBILEYE trademark application in China may be refused by the Chinese Trademark Office based upon prior applications, and our ability to protect and use our trademarks in China may be adversely affected. While we intend to vigorously pursue these actions, we are considering alternative ways to preserve the benefits of our branding in the Chinese market.

We are not a party to any pending material intellectual property infringement litigation; however, recently, a complaint was filed against us and our U.S. subsidiary in the United States by an individual alleging that certain of our aftermarket products infringe one patent and seeking injunctive relief and unspecified monetary damages. At this stage we believe that this action will not have a material impact on our financial results or operations. In addition, from time to time, certain of our Tier 1 customers are party to cases alleging intellectual property infringement. As a result, in connection with these matters, we receive discovery requests for production of information related to such cases. From time to time our Tier 1 customers have also requested that we provide potentially relevant information or indemnify them against infringement claims should litigation occur. Generally, we have agreed to provide potentially relevant information but have not agreed to indemnify any customer under such circumstances.

Insurance and Product Liability

We attempt to mitigate the risks of product liability claims through product testing and by including security features in the product design as well as by obtaining product liability insurance.

Risk Management

Although a certain degree of risk is inherent in our business (see “Risk Factors”), we endeavor to minimize risk to the extent reasonably possible.

For a summary of the principal risks associated with our business, see “Risk Factors” and “Forward-Looking Statements,” as well as the discussions contained under “Operating and Financial Review and Prospects” below.

Measures we follow with a view to minimizing the effects of risk include:

•	Preserving and enhancing our core competencies, which we believe are significant competitive strengths which limit the risks associated with the normal operation of our business (see “Our Solutions” and “Our Growth Strategies”);

•	Continuing to preserve and enhance our existing relationships with our OEM and Tier 1 customers (see “Our Customers — OEMs” and “— Tier 1 Companies”, and “Distribution and Marketing”, above; see also the discussion of our relationship with these customers under “Operating and Financial Review and Prospects — Key Performance Indicators — Revenue Growth” below);

•	Continuing to endeavor to improve our results in the aftermarket segment (see “Our Customers—Aftermarket Customers” and “Distribution and Marketing” above; see also the discussion of our relationship with these customers under “Operating and Financial Review and Prospects — Key Performance Indicators — Revenue Growth” and “— Factors Affecting Our Operating Results — Revenues” below;

•	Continuing our current strong research and development program, in order to ensure continuing product development in the future (see “Research and Development” above; see also “Operating and Financial Review and Prospects — Factors Affecting Our Operating Results — Research and Development Expenses” below);

•	Continuing our high quality manufacturing control, so as to minimize liability and other risks associated with our products (see “Manufacturing” and “Validation and Quality Assurance” above);

•	Continuing our awareness of developments in our industry relating to NCAPs and their standards (see “Operating and Financial Review and Prospects — Revenues — Regulation and NCAP ratings” and “— Consumer awareness and acceptance of ADAS” below);

•	Maintaining (i) adequate internal resources to support existing production programs and (ii) an inventory purchase plan to mitigate unexpected difficulties in our manufacturing supply chain (see “Operating and Financial Results and Prospects — Key Performance Indicators — Revenue Growth” below);

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•	Developing an alternative supply chain for STMicroelectronics N.V. (see “Manufacturing” above);

•	Continuing to take measures to protect our intellectual property rights and trade secrets (see “Intellectual Property” above; see also “Risk Factors — We may not be able to adequately protect or enforce our intellectual property rights, and our efforts to do so may be costly.” and “— In addition to patented technology, we rely on our unprotected proprietary technology, trade secrets, processes and know-how.”);

•	Continuing to maintain insurance against product liability risks (see “Insurance and Product Liability” above);

•	Maintaining adequate internal financial accounting and other controls (see the description of our internal control measures under “Risk Factors — The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business.” and “— If we fail to maintain an effective system of internal control over our financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.” and “Operating and Financial Review and Prospects — Controls and Procedures”);

•	Maintaining our Founders’ relationship with us through employment and other agreements (see the description of such arrangements at “Risk Factors — We depend on our Founders.” and at “Corporate Governance; Directors and Senior Management — Employment Agreements” and “— Related Party Transactions — Company Founder Agreements”);

•	Continuing to expand our customer base to minimize risks associated with a large percentage of our revenues being at present dependent on a small number of customers (see “Operating and Financial Review and Prospects — Comparison of Results of Operations for 2015 and 2014 — Major Customers”); and

•	Taking measures to reduce risk from currency fluctuations (see “Risk Factors — We are exposed to currency fluctuations.” and “Factors Affecting Our Operating Results — Financial Expenses”).

For a summary of the recent financial effects of certain risks on our financial condition, results of operations and cash flow, see “Operating and Financial Review and Prospects — Comparisons of Results of Operations for 2015 and 2014” and “— Liquidity and Capital Resources.” See also “Risk Factors” and “Forward-Looking Statements” in general for a discussion of possible future financial effects of the risks associated with our business. For a discussion of the (potential) quantitative effects of certain risks on our business, see “Operating and Financial Review and Prospects —Quantitative and Qualitative Disclosures about Market Risk.”

We have instituted an internal audit function beginning with the year 2016. We do not at present plan any other material changes in our risk management system. We will, however, continue to maintain, and endeavor to strengthen, the risk management measures described above.

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RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. An investor should carefully consider the risks and uncertainties described below and the other information in this Annual Report, and in our filings with the SEC, before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs and, as a result, the market price of our ordinary shares could decline and an investor could lose all or part of its investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements.

Risks Related to Our Business

There is no assurance that monocular camera processing will be the dominant sensor modality in the ADAS industry.

Although we believe that monocular camera processing, the technology behind our ADAS, is, and will continue to be, the industry standard for ADAS, it is possible that other sensor modalities, such as radar or lidar — or a new, disruptive modality based on new or existing technology — will achieve acceptance or dominance in the market. If ADAS based on other sensory modalities gain acceptance by the market, regulators and safety organizations in place of or as a substitute for monocular camera processing, and we do not win additional production models to the same extent as we have to date, our business, results of operations and financial condition would be adversely affected.

If we are unable to develop and introduce new ADAS functions and improve existing functions in a cost-effective and timely manner, our business, results of operations and financial condition would be adversely affected.

Our business and future operating results depend on our ability to complete development of existing ADAS programs and to develop and introduce new and enhanced ADAS functions that incorporate the latest technological advancements in outdoor image processing hardware, software and camera technologies and to satisfy evolving customer, regulatory and safety rating requirements. This requires us to invest resources in research and development and also requires that we:

•	design innovative and safety- and comfort-enhancing features that differentiate our products from those of our competitors;

•	cooperate effectively on new designs with our OEM and Tier 1 customers;

•	respond effectively to technological changes or product announcements by our competitors; and

•	adjust to changing market conditions and regulatory and rating standards quickly and cost-effectively.

If there are delays in or if we fail to complete our existing and new development programs, we may not be able to win additional production models or satisfy our OEM customers’ requirements, and our business, results of operations and financial condition would be adversely affected. In addition, we cannot assure you that our investment in research and development will lead to any corresponding increase in revenue, in which case our business, results of operations and financial condition would also be adversely affected.

We depend on STMicroelectronics N.V. to manufacture our EyeQ® chips.

We purchase all of our EyeQ® chips from STMicroelectronics N.V. All of our EyeQ® chips are produced at a single facility in France. Since our EyeQ® chip is incorporated in all of our products, any problems that occur and persist in connection with the manufacture, delivery, quality or cost of the assembly and testing of our EyeQ® chips could have a material adverse effect on our business, results of operations and financial condition that might not be fully offset by any inventory of EyeQ® chips that we maintain. Because of the complex proprietary nature of our EyeQ® chips, any transition from STMicroelectronics N.V. to a new supplier or, if there were a disaster at the facility, bringing a new facility online, would take a significant period of time to complete and could potentially result in our having insufficient inventory, which could adversely affect our business, results of operations and financial condition. In addition, our contractual relationship with STMicroelectronics N.V. does not lock in long-term rates, and both we and STMicroelectronics N.V. are free to terminate the arrangement at any time. Further, we are vulnerable to the risk that STMicroelectronics N.V. may become bankrupt.

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We may incur material costs as a result of actual or alleged product defects, product liability suits, and warranty and recall claims.

Our software and EyeQ® chips are complex and could have, or could be alleged to have, defects in design or manufacturing or other errors or failures. STMicroelectronics N.V. is responsible for quality control and procedures for testing and manufacturing of our EyeQ® chips to our specifications, but we retain liability for production failures caused by defective EyeQ® chip design or error, or if the software design does not function as represented. Material defects in any of our products could thus result in decreasing revenues due to adverse publicity, increased operating costs due to legal expenses and the possibility of consumer products liability. Although we have product liability insurance, which we believe is sufficient, there is no assurance that such insurance will be adequate to cover all of our potential losses. Accordingly, we could experience significant costs, including defense costs, if we were required to recall our products or if we experience material warranty or product liability losses in the future. Product liability claims present the risk of protracted litigation, financial damages, legal fees and diversion of management’s attention from the operation of our business. We use disclaimers, limitations of liability and similar provisions in our agreements, but we have no assurance that any or all of these provisions will prove to be effective barriers to product liability claims.

Furthermore, the automotive industry in general is subject to litigation claims due to the nature of personal injuries that result from traffic accidents. As a provider of products related to, among other things, preventing traffic accidents, we could be subject to litigation for traffic-related accidents, even if our products or services or the failure thereof did not cause any particular accident. Liability claims arising from or in connection with emerging ADAS and autonomous driving technologies have not yet been litigated or legislated to a point whereby their legal implications are well documented. As a provider of such products, we may become liable for losses that exceed the current industry and regulatory norms. If such a punitive liability landscape develops, we may also incur demand-related losses due to a reduction in the number of OEMs offering such technology.

If we are required to pay significant damages as a result of one or more lawsuits that are not covered by insurance or that exceed our coverage limits, it could materially harm our business, results of operations and financial condition. The defense against such claims — even if they are ultimately unsuccessful — could cause us to incur significant expenses and result in a diversion of management’s attention.

In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of such products if the defect or the alleged defect relates to motor vehicle safety. OEMs are increasingly looking to their suppliers for contribution when faced with product liability, warranty and recall claims. Depending on the terms under which we supply our products, an OEM may hold us (through our Tier 1 customer that sold our products to the OEM) responsible for some or all of the entire repair or replacement costs of these products under the OEM’s new vehicle warranties. Our costs associated with recalls or providing product warranties could be material. Product liability, warranty and recall costs could have an adverse effect on our business, results of operations and financial condition.

We invest effort and money seeking OEM validation of our products, and there can be no assurance that we will win production models, which could adversely affect our future business, results of operations and financial condition.

We invest effort and money from the time of our initial contact with an OEM to the date on which the OEM chooses our technology for ADAS applications to be incorporated into one or more specific vehicle models to be produced by the OEM. The OEM acquires our products through a Tier 1 supplier, which integrates our proprietary software and EyeQ® chip into a complete ADAS product that it manufactures. This selection process is known as a “design win.” We could expend our resources without success. After a design win, it is typically quite difficult for a product or technology that did not receive the design win to displace the winner until the OEM issues a new request for quotation (“RFQ”) because it is very unlikely that an OEM will change complex technology until a vehicle model is revamped. In addition, the firm with the winning design may have an advantage with the OEM going forward because of the established relationship between the winning firm and such OEM, which could make it more difficult for such firm’s competitors to win the designs for other production models. If we fail to win a significant number of OEM design competitions in the future, our business, results of operations and financial condition would be adversely affected.

The period of time from a design win to implementation is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.

Our products are technologically complex, incorporate many technological innovations and are typically intended for use in safety applications. Prospective OEM customers generally must make significant commitments of resources to test and validate our products before including them in any particular model vehicle. The development cycles of our products with new OEM customers are approximately one to three years after a design win, depending on the OEM and the complexity

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of the product. These development cycles result in our investing our resources prior to realizing any revenues from the production models. Further, we are subject to the risk that an OEM cancels or postpones implementation of our technology, as well as that we will not be able to implement our technology successfully. Further, our sales could be less than forecast if the vehicle model is unsuccessful, including for reasons unrelated to our technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations and financial condition.

We depend on our Founders.

We depend on Professor Amnon Shashua, our co-Founder, Chief Technology Officer, Chairman and a director, and Mr. Ziv Aviram, our co-Founder, President, Chief Executive Officer and a director. We refer to them as our “Founders.” Both Founders have substantial equity holdings in us. Mobileye Vision Technologies Ltd., our Israeli subsidiary (“MVT”), has entered into employment agreements with Professor Shashua and Mr. Aviram. Under these agreements, Professor Shashua and Mr. Aviram are not permitted to compete with us or to hire our employees during the term of their employment and for 18 months thereafter if they were to leave our company for any reason. Furthermore, each of Professor Amnon Shashua and Ziv Aviram has agreed not to terminate his employment until the earlier of the third anniversary of the closing of our initial public offering (“IPO”), or August 6, 2017, or the completion of an acquisition as defined in the agreement, and has agreed not to compete with us or to solicit any of our employees, subject to customary exceptions. See “Corporate Governance; Directors and Senior Management— Related Party Transactions — Company Founders Agreement.” The enforceability of non-competition covenants in Israel is subject to limitations. In addition, we do not have key-man life insurance for either of our Founders.

Pursuant to his employment agreement, Professor Shashua is permitted to spend up to 50 hours per month on teaching and graduate student supervision at the Hebrew University and on business activities unrelated to us, so long as such activities do not involve companies in businesses substantially similar to our business. Pursuant to his agreement, Mr. Aviram is also permitted to spend up to 20 hours per month on business activities unrelated to us so long as such activities do not involve companies in businesses substantially similar to our business. Professor Shashua is a co-founder and the Chief Technology Officer and Chairman of OrCam Technologies Ltd. (“OrCam”), a privately held company that has launched an assistive product for the visually impaired and develops other products based on advanced computerized visual interpretation capabilities. Mr. Aviram is also a co-founder and is the President and Chief Executive Officer of OrCam. Each is expected to spend a part of his permitted time unrelated to us on OrCam. For additional information about our relationship with OrCam, see “Corporate Governance; Directors and Senior Management — Related Party Transactions — Relationship with OrCam Technologies Ltd.” The loss of either Professor Shashua or Mr. Aviram or other key members of management, or a significant diminution in their contribution to us, could adversely affect our business, financial condition or results of operations.

We may be unable to attract and retain key personnel, which could seriously harm our business.

We compete in a market that involves rapidly changing technological and other developments, which requires us to employ a workforce with broad expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary software, engineering, technical and other personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. The market for qualified personnel is competitive and we may not succeed in recruiting additional personnel, retaining current personnel or effectively replacing current personnel who may depart. We cannot assure you that qualified employees will continue to be employed by us or that we will be able to attract and retain additional qualified personnel in the future. Failure to retain or attract key personnel could have an adverse effect on our business, results of operations and financial condition.

We depend on licenses for certain technologies from third parties for which we pay royalties.

We integrate certain technologies developed and owned by third parties into our products, including the central processing unit core of our EyeQ® chips, through license and technology transfer agreements. Under these agreements, we are obligated to pay royalties for each unit of our products that we sell that incorporates such third-party technology. If we are unable to maintain our contractual relationships with the third party licensors on which we depend, we may not be able to find replacement technology to integrate into our products on a timely basis or for a similar royalty fee, in which case our business, results of operations and financial condition would also be adversely affected.

Our aftermarket segment is subject to a number of risks, including our ability to forecast demand for our aftermarket products, our ability to market our aftermarket products effectively and risks related to the manufacture of our aftermarket products in China.

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We sell our aftermarket products in part through independent dealers and distributors worldwide. If we and our dealers and distributors do not forecast demand accurately, we may not be able to supply them with sufficient products in a timely manner, which could cause our results of operations to suffer and adversely affect our relationships with our dealers and distributors. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. Failure to maintain relationships with dealers and distributors, or to expand our aftermarket products distribution channels, could have an adverse effect on our business, results of operations and financial condition.

ADAS aftermarket products are also relatively new. We seek to sell our aftermarket products in bulk to commercial and governmental fleets, car importers and dealers, insurance companies and other potential bulk purchasers as a way for them to, depending on their particular needs, monitor and analyze driver behavior, set premiums, reduce costs and otherwise prevent accidents. If we are not able to market our aftermarket products effectively, our business, results of operations and financial condition could be adversely affected.

Furthermore, our aftermarket products are manufactured by contract manufacturers in China that provide surface-mount technology services as well as assembly, testing, packaging and logistics services. These Chinese contract manufacturers are subject to laws, regulations, duties and tariffs of the Chinese government. In the future China may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, product safety regulations or other charges or restrictions, any of which could affect our ability to procure our aftermarket products or sell our aftermarket products at affordable prices, which, in turn, could adversely affect our business, results of operations and financial condition. If we had to replace any of these contract manufacturers for any reason, we believe it could take between four to nine months to have a new manufacturer at full capacity. There is no assurance that the costs of such a new arrangement might not exceed our current costs, and during the transition period, it is possible that we might not have sufficient inventory and our aftermarket sales and results of operations could be adversely affected.

In addition, we use a broad range of manufactured components and raw materials in our aftermarket products, including electronic and electro-mechanical components, finished sub-components, molded plastic and rubber parts. Some of the parts for our aftermarket products, including the camera and certain mechanical parts, are provided by sole suppliers. Replacing those parts would take time and could also involve engineering efforts. Although we maintain inventory of product parts, it is possible that the amount of products needed at any given time will exceed our inventory levels, which would hinder our ability to sell aftermarket products. Moreover, if the costs for products components increase, and we cannot pass the increased costs on to our customers in whole or in part, the profitability of our aftermarket segment would decrease.

Our business would be adversely affected if certain OEMs were to change their ADAS technology and not include our products in future models.

In 2015, sales through our Tier 1 suppliers to each of four OEMs accounted for more than 10% of our OEM revenues. We are in production phase with 25 OEMs (including pre-launched design programs) through arrangements with Tier 1 companies. We have separate production programs for each vehicle model included in an RFQ that incorporates our products. However, if any OEM were to determine not to incorporate our technology in their future models generally, or if we fail to win a significant number of additional future models from one or more OEMs, our business, results of operations and financial condition would be adversely affected.

If we do not maintain sufficient inventory, we could lose sales.

Changing consumer demands and uncertainty surrounding new vehicle model launches could expose us to inventory risk. Demand for ADAS technology, particularly vehicle models containing our products, could change unexpectedly, and it is possible that we will not be able to time our inventory purchases to coincide with OEM requirements. We cannot assure you that we can accurately predict OEM demand and avoid under-stocking our EyeQ® chips, which could cause us to lose sales.

We may not be able to adequately protect or enforce our intellectual property rights, and our efforts to do so may be costly.

If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors could be able to access our proprietary technology and our business, results of operations and financial condition could be adversely affected. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies or systems. Our competitors may also be able to independently develop

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similar products or design around our patents. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately in the United States or abroad.

In addition, any litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us. We have been, and in the future may be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property. Even when we sue other parties for such infringement, that suit may have adverse consequences for our business. Any such suit may be time-consuming and expensive to resolve and may divert our management’s time and attention from our business. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based, which would seriously harm our business.

We may become subject to litigation brought by third parties claiming infringement by us of their intellectual property rights.

The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. We could become subject to claims and litigation alleging infringement by us of third-party patents and other intellectual property generally, including by academic institutions. Recently, a complaint was filed against us and our U.S. subsidiary in the United States by an individual alleging that certain of our aftermarket products infringe one patent and seeking injunctive relief and unspecified monetary damages. At this stage, we believe that this action will not have a material impact on our financial results or operations.

These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our products or business operations, or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. If any of our products infringes a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on any alleged infringement of such products, we could be prevented from selling, or elect not to sell, such products unless we obtain a license, which may be unavailable. Alternatively, we could be forced to pay substantial royalties or to redesign one or more of our products to avoid any infringement or allegations thereof. Additionally, we may face liability to our customers, business partners or third parties for indemnification or other remedies in the event that they are sued for infringement in connection with their use of our products.

We also may not be successful in any attempt to redesign our products to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology, or license the infringed technology, on acceptable terms and on a timely basis, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. Also, such lawsuits, regardless of their success, could seriously harm our reputation with our OEMs and Tier 1 customers and in the industry at large.

We may be required to pay monetary remuneration to employees for their inventions, even if the rights to such inventions have been assigned to us.

We enter into agreements with our employees pursuant to which such individuals agree that any inventions created in the scope of their employment are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights. A significant portion of our intellectual property has been developed by our employees during the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company, and as a consequence of such employment, are regarded as “service inventions,” which belong to the employer by default, absent a specific agreement between the employee and employer giving the employee ownership rights. The Patent Law also provides that if there is no agreement between an employer and an employee, regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has been held that an employee may waive his or her rights to remuneration, and that a waiver of such right can

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be concluded like any other agreement, in writing, orally or by conduct, pending litigation in Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although our employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for employees’ service inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

If we acquire companies, assets, products or technologies, we may face integration risks and costs associated with those acquisitions that could adversely affect our business, results of operations and financial condition.

If we are presented with appropriate opportunities, we may acquire or make investments in complementary companies, products or technologies. We do not have any present commitments to acquire any specific companies, assets, products or technologies, and there can be no assurance that we will be able to do so. Furthermore, any such acquisition may be subject to shareholder approval under the provisions of Dutch law or the requirements of the New York Stock Exchange (“NYSE”), which may not be obtained. If we acquire any such companies, assets, products or technologies, we may face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our products, diversion of our management’s attention from other business concerns, the potential loss of key employees or customers of the acquired business and impairment charges if future acquisitions are not as successful as we originally anticipate. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets. Any failure to successfully integrate other companies, assets, products or technologies that we may acquire may have a material adverse effect on our business and results of operations. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing shareholders.

Disruptions to our IT system may disrupt our operations and materially adversely affect our business and results of operations.

Our servers and equipment may be subject to computer viruses, break-ins and similar disruptions from unauthorized tampering with computer systems. We can provide no assurance that our current information technology (“IT”) system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. Any such event could have a material adverse effect on our business until we recover using our back-up information. To the extent that such disruptions or uncertainties result in

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delays or cancellations of customer programs or misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

We may need to raise additional capital in the future, which may not be available on terms acceptable to us, or at all.

A majority of our operating expenses are for research and development activities. Our capital requirements depend on many factors, including, but not limited to:

•	technological advancements;

•	market acceptance of our products and product enhancements, and the overall level of sales of our products;

•	research and development expenses;

•	our relationships with OEMs, Tier 1 customers and suppliers;

•	our ability to control costs;

•	sales and marketing expenses;

•	enhancements to our infrastructure and systems and any capital improvements to our facilities;

•	potential acquisitions of businesses and product lines; and

•	general economic conditions, including the effects of international conflicts and their impact on the automotive industry in particular.

If our capital requirements are materially different from those currently planned, we may need additional capital sooner than anticipated. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders at that point in time will be reduced. Additional financing may not be available on favorable terms, on a timely basis, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to continue our operations as planned, develop or enhance our products, expand our sales and marketing programs, take advantage of future opportunities or respond to competitive pressures.

We are exposed to currency fluctuations.

Most of our revenues and most purchases of materials and components are denominated in U.S. dollars. We believe that the currency of the primary economic environment in which our operations and those of our subsidiaries are conducted is the U.S. dollar. However, part of our operating expenses are accrued in New Israeli Shekels (primarily those related to payroll) and, to a much lesser extent, the Euro and other currencies. Although most of our purchases of materials and components are also made in U.S. dollars, foreign currency fluctuations may affect the prices of our products. We also generate revenues in New Israeli Shekels that partially offset this New Israeli Shekel exposure and to a lesser extent in Euro. Therefore, our profitability is affected by movements of the U.S. dollar against the New Israeli Shekel, and, to a much lesser extent, the Euro and other currencies in which we generate revenues, incur expenses and maintain cash balances. If there is a significant devaluation of a particular currency, the prices of our products will increase relative to the local currency and may be less competitive. Despite our efforts to minimize foreign currency risks, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of New Israeli Shekel and, to a much lesser extent, the Euro and other currencies against the U.S. dollar could have an adverse effect on our profitability and financial condition. For example, an increase of 1% in the value of the New Israeli Shekel against the U.S. dollar would have increased our expenses by approximately $0.4 million in the year ended December 31, 2015. Although we seek to limit our exposure to currency exchange rate risk by maintaining similar levels of assets and liabilities in New Israeli Shekels and U.S. dollars, to the extent commercially feasible, we cannot fully eliminate the effects of currency fluctuations.

We are subject to risks associated with doing business globally.

Our operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. In addition to risks related to currency exchange rates, these risks include changes in exchange controls, changes in taxation, importation limitations, export control restrictions, changes in or violations of applicable laws, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010,

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economic and political instability, disputes between countries, diminished or insufficient protection of intellectual property, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect our global operations could have an adverse effect on our business, results of operations and financial condition.

Security breaches and related disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In connection with our business strategy and our REM mapping technology, which incorporates crowd-sourced, real-time data components, we expect to collect and store data, including intellectual property, certain of our proprietary business information and that of our OEM partners and personal and non-personal information of occupants of self-driving vehicles that are using our technology. The secure processing, maintenance and transmission of this information by us, our service providers and our OEM partners is critical to our operations and business strategy. Despite our security measures and those of our OEM partners, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our technology, including REM, and the information stored could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and regulatory penalties, disrupt our operations and the services we provide to our OEM partners and damage our reputation and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

Our business is subject to a variety of U.S. and international laws, rules, policies and other obligations regarding data protection.

Concerns have been generally expressed about whether data collection technology, such as REM, compromises the privacy of users and others. As a result, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning collection, use, retention, security and transfer of personal and non-personal information. Several jurisdictions have already passed laws in this area including the United States, Europe and certain countries in Asia and South America. These laws and their interpretation and application continue to develop and may be inconsistent from jurisdiction to jurisdiction. It is possible that these laws may be interpreted and applied in a manner that may be inconsistent with our data practices. If so, in addition to the possibility of significant penalties and exposure to liability under data protection laws, this could result in an order requiring that we, our service providers or our OEM partners change our or their data practices, which could have an adverse effect on our business and results of operations. Furthermore, complying with these various data protection laws could cause us to incur substantial costs or require us, our service providers or our OEM partners to change our or their business practices in a manner adverse to our business. Additionally, any failure by us, our OEM partners or other parties with whom we or our OEM partners share personal and non-personal information to comply with existing and future federal, state or international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others.

Risks Related to Our Industry

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

Our business depends on, and is directly affected by, the global automobile industry. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our OEM customers’ ability to continue operating in response to challenging economic conditions, such as the financial crisis that began in 2007, and in response to labor relations issues, regulatory requirements, trade agreements and other factors. Globally, OEMs and their suppliers continue to experience significant difficulties from weakened economies and tightened credit markets, and many are still recovering from the financial crisis. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors, including, but not limited to, general economic conditions and the resulting bankruptcy of an OEM customer or the closure of an OEM manufacturing facility, may result in a reduction in automotive sales and production by our OEM customers, and could have a material adverse effect on our business, results of operations and financial condition.

If there is a slowing of the increasing requirements for active safety technology, our business, results of operations and financial condition would be adversely affected.

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We have seen an increased demand for our technology and the growth of our business that correlates with driver awareness and acceptance of the safety features our ADAS provides. This acceptance and awareness is primarily due to the influence of regulators and safety organizations that provide both mandates and incentives, such as star ratings, to OEMs to include active safety technology in their vehicle models. We believe that this trend in regulation and ratings will continue and even accelerate over the next decade, thus increasing awareness and acceptance of, and consequently demand for, active safety technology. However, should there be a slowing of the increasing requirements for active safety technology, our growth might be limited and our business, results of operations and financial condition would be adversely affected.

If our OEM customers are unable to maintain and increase consumer acceptance of ADAS technology, our business, results of operations and financial condition would be adversely affected.

Our future operating results will depend on the ability of OEMs to maintain and increase consumer acceptance of ADAS generally and of our camera-based and autonomous driving technologies specifically.

There is no assurance that OEMs can achieve these objectives. Market acceptance of ADAS, our camera-based technology and autonomous driving depends upon many factors, including regulatory requirements, evolving safety standards, cost and driver preferences. Market acceptance of our products also depends on the ability of market participants, including Mobileye, to resolve technical challenges for increasingly complex ADAS in a timely and cost-effective manner. Consumers will also need to be made aware of the advantages of our camera-based ADAS compared to competing technologies, specifically those with different sensor modalities, such as radar or lidar. If consumer acceptance of ADAS technology in the OEM market does not increase, sales of our aftermarket products could also be adversely affected.

Autonomous driving is a complex set of technologies and there is no assurance that additional autonomous driving applications will develop in the near future or that a market for fully autonomous driving will develop.

Autonomous driving is a complex set of technologies, which requires the continuing development of both sensing technology and control technology. Functions and capabilities are in different stages of development and their reliability must continue to improve in order to meet the higher standards required for autonomous driving. Sensing technology provides information to the car and includes new sensors, communication and guidance technology, and software. Although we have significant design wins from four OEMs and development programs for hands-free highway driving from nine OEMs, there is no assurance that we can finalize the development and validation of our technology for fully autonomous driving from nine OEMs. Similarly, we are still in early development of our next generation self-driving features (namely, our country road capabilities and city traffic capabilities), which require significant algorithmic innovation by us. There can be no assurance that we can complete such development in a timely manner. If we cannot achieve design wins for these additional capabilities or if, following any such design win, our product is not fully validated and does not go into serial production, our future business prospects and results of operations could be materially adversely affected.

Further, we do not develop control technology for serial production, such as brakes and steering. Although control functions already are in production for such applications as Autonomous Emergency Braking, Lane Keeping and Assist and Adaptive Cruise Control, there can be no assurance that those applications can be developed and validated at the high reliability standard required and that this can be done in a cost-effective and timely manner. If the control technology is not ready to be deployed in vehicle models when our sensing technology is ready, launch of serial production could be delayed, perhaps for a significant time period, which could materially adversely affect our business, results of operations and financial condition.

There are a number of additional challenges to autonomous driving, all of which are not within our control, including market acceptance of autonomous driving, particularly fully autonomous driving, state licensing requirements, concerns regarding electronic security and privacy, actual and threatened litigation (whether or not a judgment is rendered against us) and the general perception that the vehicle is not safe because there is no human driver. There can be no assurance that the market will accept any vehicle model including our technology, in which case our future business, results of operations and financial condition could be adversely affected.

We operate in a highly competitive market.

The ADAS industry is highly competitive. Competition is based primarily on technology, innovation, quality, delivery and price. Our future success will depend on our ability to develop superior advanced technology and to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. Although we believe that we are the only provider of ADAS with the validation data necessary to compete effectively in

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the ADAS industry, and that there are significant other barriers to developing a feasible competing sensory modality, we face potential competition from Tier 1 companies and other technology companies, some of which have significantly greater resources than do we. For example, Alphabet Inc.’s autonomous car program has received significant public attention. It is possible that a competitor or potential competitor, including Alphabet Inc., could create a competitive autonomous car that gains significant market share. If we were to lose a significant number of design wins to a new entrant, our future business, results of operations and financial condition would be adversely affected.

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

Although we are incorporated under the laws of The Netherlands, our headquarters and research and development center are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there continues to be unrest and terrorist activity in Israel, which has continued with varying levels of severity, and ongoing hostilities and armed conflicts between Israel and the Palestinian Authority and other groups in the West Bank and Gaza Strip. The effects of these hostilities and violence on the Israeli economy and our operations are unclear, and we cannot predict the effect on us of a further increase in these hostilities or any future armed conflict, political instability or violence in the region. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli aftermarket product subcontractors and suppliers may cease operations, which may cause delays in the distribution and sale of our aftermarket products. In the event that our principal executive office is damaged as a result of hostile action, or hostilities otherwise disrupt the ongoing operation of our offices, our ability to operate could be materially adversely affected. Furthermore, since 2011, there has been civil war in Syria and since early 2013, the region has seen the growth of the “Islamic State” and increased internal hostilities in Iraq. The impact of these circumstances on Israel’s relations with its Arab neighbors, in general, or on our operations in the region, in particular, remains uncertain. The establishment of new fundamentalist Islamic regimes or governments more hostile to Israel could have serious consequences for the peace and stability in the region, place additional political, economic and military confines upon Israel, materially adversely affect our operations and limit our ability to sell our products to countries in the region.

Additionally, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries and groups have imposed or may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain manufactured components and raw materials from these countries or sell our products to companies in these countries.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our business, results of operations and financial condition.

Our operations may be disrupted by the obligations of personnel to perform military service.

Some of our employees in Israel are obligated to perform annual reserve duty in the Israeli military and are subject to being called for additional active duty under emergency circumstances. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances or an escalation in the political situation occurs. If many of our employees are called for active duty, our operations in Israel and our business may not be able to function at full capacity, and our business, results of operations and financial condition could be adversely affected.

The tax benefits that are available to us under Israeli law require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Our Israeli subsidiary was eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In May 2014, our Israeli subsidiary made an election, effective as of January 1, 2014, under the Investment Law to change its tax status from a “Benefited Enterprise” to a “Preferred Enterprise” in connection with a July 2014 ruling we received from the Israeli Tax Authority. We believe this ruling will provide us with benefits, subject to the fulfillment of conditions stipulated in the Investment

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Law and in accordance with the terms and conditions of the law and of the ruling. Specifically, the standard corporate tax rate for Israeli companies was increased to 25% in 2012 and 2013 and further increased to 26.5% for 2014 and then decreased to 25% for 2016 and thereafter. We expect to benefit from a tax rate of 9% as a “Preferred Company.” If these tax benefits are reduced, cancelled or discontinued, for whatever reason including lack of compliance with the requirements of the law and the ruling, our Israeli taxable income would be subject to standard Israeli corporate tax rates and we may be required to refund any tax benefits that we have already received, plus indexation, interest and penalties thereon. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Operating and Financial Review and Prospects — Factors Affecting Our Operating Results — Taxes on Income.” The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations. See Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report for a discussion of our current tax obligations.

Our income tax rate is complex and subject to uncertainty.

Computations of our taxes on income and withholding obligations are complex because they are based on the laws of numerous taxing jurisdictions. These computations require significant judgment on the application of complicated rules governing accounting for tax provisions. The international nature of our structure and operations creates uncertainties as to the allocation of our global results among the various jurisdictions in which we operate as a result of different rules regarding taxable presence and changes thereto, allocations and transfer pricing. Taxes on income for interim quarters is based on a forecast of our global tax rate for the year, which includes forward looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss by jurisdiction. We may not accurately forecast the various items that comprise the projections. In addition, in connection with our reorganization into Israel (see “Operating and Financial Review and Prospects — Factors Affecting Our Operating Results — Taxes on Income — Reorganization”), although we have received opinions from Cyprus counsel and Dutch counsel that the reorganization should not result in any tax liabilities under the laws of Cyprus or The Netherlands, there can be no assurance that the relevant tax authorities might determine that such taxes are not owed.

Risks Related to Our Ordinary Shares

The market price of our ordinary shares may fluctuate, and you could lose all or part of your investment.

The stock market in general has been, and the market price of our ordinary shares in particular is, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares on the NYSE may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	announcements by regulators, new car assessment programs and other safety organizations regarding ADAS and related technology;

•	market acceptance of our products;

•	announcements of the results of research and development projects by us or our competitors;

•	announcements by others relating to ADAS technology and its adoption by OEMs;

•	announcements related to autonomous driving technology;

•	development of new competitive systems and products by others;

•	changes in earnings estimates or recommendations by securities analysts;

•	developments concerning our intellectual property rights;

•	loss of key personnel, particularly our Founders;

•	changes in the cost of satisfying our warranty obligations;

•	loss of key customers;

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•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our research and development and operating expenditures;

•	variations in our and our competitors’ results of operations and financial condition;

•	our sale or proposed sale or the sale by our significant shareholders of our ordinary shares or other securities in the future; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our investors. Market prices for securities of technology companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation in the United States. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

Our financial results may vary significantly from quarter to quarter due to a number of factors.

Our quarterly revenue and results of operations may vary significantly from quarter to quarter. These fluctuations are due to numerous factors, including:

•	the timing of the introduction of new vehicle models containing our products;

•	fluctuations in demand for our products;

•	the sales mix of our products as between products with more complex features and older, less expensive programs;

•	our ability to correlate our inventory purchases with OEM orders;

•	seasonal cycles in consumer spending on vehicles;

•	our ability to design, manufacture and deliver products in a timely and cost-effective manner;

•	our ability to timely obtain adequate quantities of the components used in our products;

•	unanticipated increases in costs or expenses; and

•	fluctuations in foreign currency exchange rates.

We typically experience our lowest sales in the first calendar quarter, but this apparent seasonality has been partially masked because of our overall revenue growth in recent years. The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our quarterly and annual results of operations. In addition, a significant amount of our operating expenses are relatively fixed due to our research and development, manufacturing, sales and marketing and general administrative efforts. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations.

Your rights and responsibilities as our shareholder will be governed by Dutch law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Dutch law and the rights and responsibilities of our shareholders are governed by our articles of association and Dutch law. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of

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U.S jurisdictions. In the performance of its duties, our board of directors will be required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Corporate Governance; Directors and Senior Management — Board of Directors.”

Our Founders may have a significant level of control over most matters requiring shareholder approval.

Professor Amnon Shashua and Mr. Ziv Aviram control 8.18% and 8.17%, respectively, of our ordinary shares, excluding an aggregate of 4.4 million ordinary shares subject to unvested options, respectively. If they were to act in concert, our Founders may be able to exercise a significant level of control over most matters requiring shareholder approval, including the election of directors, amendment of our articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and could make the approval of certain transactions difficult without their support, including transactions in which you might otherwise receive a premium for your shares over the then-current market price. Further, our Founders are not prohibited from selling their interests in us to a third party and may do so without shareholder approval and without providing for a purchase of other shareholders’ ordinary shares.

Our articles of association contain provisions that may discourage a takeover attempt.

Provisions of our articles of association impose various procedural and other requirements that may make it more difficult for shareholders to effect certain corporate actions and may make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders.

For example, our articles of association provide that our shareholders may only suspend or remove the members of our board of directors when two-thirds of the votes are cast in favor of the resolution for suspension or removal, provided that the votes cast in favor of the resolution represent more than 50% of all of our issued and outstanding shares. In addition, under our articles of association the following actions can only be taken by us when two-thirds of the votes are cast in favor of the resolution for taking the relevant action, provided that the votes cast in favor of the resolution represent more than 50% of all issued and outstanding shares:

•	amendment of our articles of association;

•	sale of all or substantially all of our business;

•	certain joint ventures and divestitures that require shareholder approval under Dutch law;

•	statutory merger or statutory demerger of the Company;

•	liquidation or dissolution of the Company; and

•	acquisitions of, and investments in, other companies for an amount in excess of 20% of our average market capitalization during a period of up to 30 days (as determined by our board of directors) prior to execution of a definitive agreement for the acquisition or investment.

In addition, all of the actions described above, as well as any acquisition by us of, or investment by us in, another company which is required to be approved by shareholders under Dutch law, can only be taken pursuant to a proposal by our board of directors.

See “Corporate Governance; Directors and Senior Management— General Meeting of Shareholders” for more detailed information.

Moreover, our general meeting of shareholders has adopted a resolution delegating to our board of directors the power to issue shares and to grant options, warrants or other rights to acquire shares, and to exclude pre-emptive rights with respect to all issuances of shares and grants of the right to acquire shares. This resolution will continue in force until July 10, 2019. We may also propose similar resolutions for approval in future annual shareholders meetings. Based on the delegation of authority that is now in force, our board of directors will have the authority to issue shares at such prices (but generally not less than nominal value), and upon such terms and conditions, as our board of directors deems appropriate, based on its determination of what is in our best interests at the time shares are issued or the right to acquire shares is granted. Our board of directors also currently has the authority to exclude pre-emptive rights with respect to any

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issuance of shares or grant of the right to acquire shares, if, in its discretion, it believes that any such exclusion is in our best interests. Issuance of shares by our board of directors could, depending on the circumstances, have the effect of making it more difficult for a hostile acquirer to take control of the Company.

In evaluating a response to a takeover offer, whether hostile or friendly, our board of directors is required under Dutch law to take into account not only the interests of shareholders, but also the interests of all other stakeholders in the Company, including employees, creditors, customers and other contract parties. Under this legal standard, our board of directors would be authorized to reject a takeover offer that it views as less beneficial to the interests of our employees and other stakeholders than a competing offer, even if the rejected offer were for a higher price than the offer that is accepted. This rule would also apply in an “auction” situation where the Company is actively encouraging competing offers to acquire the Company or its business.

Only approximately one-third of our board of directors will be elected each year. The fact that not all of our directors will be elected each year could have the effect of delaying the date at which a hostile acquirer who acquires a controlling interest in our shares would be able to actually take control of the Company.

We are a holding company.

We are a holding company. Accordingly, our ability to conduct our operations, service any debt that we may incur in the future and pay dividends, if any, is dependent upon the earnings from the business conducted by our subsidiaries, particularly MVT, our Israeli subsidiary. The distribution of those earnings or advances or other distributions of funds by our subsidiaries to us, as well as our receipt of such funds, are contingent upon the earnings of our subsidiaries and are subject to various business considerations and applicable law, including the laws of The Netherlands and Israel. If our subsidiaries are unable to make sufficient distributions or advances to us, or if there are limitations on our ability to receive such distributions or advances, we may not have the cash resources necessary to conduct our corporate operations, which could have a material adverse effect on our business, results of operations and financial condition.

We do not expect to pay dividends in the near future.

We have not paid any dividends since our incorporation. Even if future operations were to lead to significant levels of profits that would allow us to pay dividends, we currently intend to retain all available funds for reinvestment in our business. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, and will depend on, among other things, our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors or general meeting of shareholders may deem relevant. Moreover, future dividend distribution may be subject to additional tax at MVT. Accordingly, investors cannot rely on dividend income from our ordinary shares and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and we are subject to Securities Exchange Act of 1934, as amended (the “Exchange Act”) reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we provide quarterly information on Form 6-K), or current reports on Form 8-K, upon the occurrence of specified significant events. We follow Dutch laws and regulations that are applicable to publicly traded Dutch companies listed outside the European Union (the “EU”). However, Dutch laws and regulations applicable to Dutch companies whose shares are not listed on an EU securities exchange do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or Form 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent

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issuers from making selective disclosures of material information, although we are subject to Dutch laws and regulations having substantially the same effect as Regulation FD. As a result of all of the above, you do not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer, we have the option to follow certain Dutch corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the NYSE requirements to have the Audit Committee appoint our external auditors, NYSE rules relating to quorums and record dates for shareholder meetings and NYSE rules requiring shareholders to approve equity compensation plans and material revisions thereto. We may in the future elect to follow home country practices in The Netherlands with regard to other matters. As a result, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. For an overview of our corporate governance practices, see also “Corporate Governance; Directors and Senior Management.”

We do not comply with certain requirements of the Dutch Corporate Governance Code.

Dutch public companies are encouraged to comply with the provisions of the Dutch Corporate Governance Code adopted by the Dutch Corporate Governance Committee on December 9, 2003, as amended and restated in December 2008 (the “Dutch Code”). However, companies may elect not to comply with some or all of the provisions of the Dutch Code, provided that such non-compliance and the reasons for the non-compliance are disclosed. Most of the provisions of the Dutch Code are identical to, or substantially the same as, provisions applicable to publicly traded U.S. companies, and we intend to comply with those provisions of the Dutch Code. Other provisions of the Dutch Code, however, are contrary to customary market practice in the United States for publicly traded companies or are otherwise in our judgment inappropriate. See “Corporate Governance; Directors and Senior Management — Dutch Corporate Governance Code.”

The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business.

Since our IPO in August 2014, we have been required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements is time consuming, results in increased costs to us and could have a negative effect on our business, results of operations and financial condition.

As a public company in the United States, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act of 2002, as amended (“SOX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we have committed significant resources, hired additional staff and provided additional management oversight. We have also implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies in the United States. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of SOX, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

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Prior to our IPO, we identified a material weakness in our internal control over financial reporting as of December 31, 2013. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented, or detected on a timely basis. The material weakness identified related to the calculation of basic and diluted earnings per Class A share in accordance with U.S. GAAP for the year ended December 31, 2013. While we believe that there is little to no potential for this particular error to recur because, since our IPO, we no longer have multiple classes of shares, we have taken initiatives to improve our internal control over financial reporting and disclosure and management believes that it has implemented the required controls in order to mitigate the material weakness. We retained a globally recognized business and accounting advisory firm to assist us in improving our internal processes, including enhancement of accounting policies and procedures, reviewing the design and implementation of our internal control over financial reporting, and providing assistance with technical accounting questions and interpretations. We also have an independent audit committee, which oversees the design and implementation of our internal control over financial reporting processes. We also provide enhanced training to existing financial and accounting employees related to accounting and reporting issues, and we have hired additional qualified professionals with accounting experience. Management believes that it has remediated the material weakness we identified.

If securities or industry analysts publish inaccurate or unfavorable research, or cease to publish research about our business, the price of our ordinary shares and our trading volume could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us and our business. Securities or industry analysts commenced coverage of our company following our IPO, and the effects of their research reports could adversely affect the trading price for our ordinary shares. If one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. Further, if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly or too few analysts cover our company, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

Generally, if  (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Such a characterization could result in adverse U.S. federal income tax consequences to our U.S. shareholders, including having gains realized on the sale of our ordinary shares be treated as ordinary income, as opposed to capital gain, and having interest charges apply to such sale proceeds. Because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. Based upon our calculations, we believe that we were not a PFIC in 2015. However, PFIC status is determined as of the end of a taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not be a PFIC for 2016 or in any future year.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in The Netherlands, Israel or the United States, or to assert U.S. securities laws claims in The Netherlands or Israel or serve process on our officers and directors.

We are incorporated in The Netherlands. None of our executive officers and a limited number of our directors are residents of the United States. Our principal offices and operations are located in the State of Israel. Our officers and some of our directors reside in the State of Israel and all or a significant portion of the assets of such officers and directors and substantially all of our assets are located in the State of Israel. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S., Israeli or Dutch court, or to effect service of process upon these persons in the United States. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in The Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch

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court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if  (i) the relevant judgment is a final and conclusive money judgment in personam (other than for multiple or punitive damages, or for a fine or a tax or a penalty); (ii) that judgment resulted from legal proceedings compatible with Dutch notions of due process; (iii) that judgment does not contravene public policy of The Netherlands; (iv) the jurisdiction of the U.S. federal or state court rendering the judgment was compatible with internationally accepted principles in respect of jurisdictional matters; (v) the judgment was not obtained by fraud; and (vi) no new admissible relevant evidence is admitted in the Dutch courts. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or members of our board of directors or officers or certain experts named herein who are residents of The Netherlands or countries other than the United States. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors or officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in The Netherlands against us or such directors or officers, respectively. Similarly, there is doubt as to the enforceability in the State of Israel, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read together with our audited consolidated financial statements and notes included elsewhere in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors” and “Forward-Looking Statements.”

Overview

Mobileye is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving technologies. Mobileye’s products are able to detect roadway markings, such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using our REM™ technology; and provide mapping for autonomous driving. Our products are or will be integrated into car models from 25 global automakers. Our products are also available in the aftermarket. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Our products combine high performance, low energy consumption and low cost, with automotive-grade standards. Our technology was first included in serial models in 2007. We estimate that our products were installed in approximately 9.7 million vehicles worldwide through December 31, 2015. As of December 31, 2015, our technology is available in 221 car models from 19 OEMs. Further our products have been selected for implementation in serial production of 287 car models from 23 OEMs by 2017. Mobileye’s more than 17 years of research and development and data collected from millions of miles of driving experience give us a significant technological lead.

Key Performance Indicators

Our key performance indicators are revenue growth and profitability.

Revenue Growth

Our business model requires us to invest significant time and other resources early in the process of new program sourcing as part of our relationship with an OEM before we can begin to recognize significant revenues from such program. During the first few years, we provide the OEM an overview about our technology and new innovation in our technology, including our sophisticated algorithms and the EyeQ® SoC platform and its capabilities, and the OEM evaluates and validates our technology in its facilities. After the OEM has evaluated our technology, if it intends to include such a product in one or more of its new or redesigned automobile models, it will issue an RFQ for one or more applications. RFQs are usually issued for models that will be in production two to three years after the design win is awarded. An OEM’s model can remain in production for five to seven years before the OEM decides either to discontinue the model or to engage in partial or substantial redesign. The revenues that we may receive in any given year are attributable to program design wins in previous years. Therefore, we typically have visibility into our future revenue based on OEM information provided during the sourcing phase although there is no contractual commitment by the OEM for volumes and programs may be subject to possible changes in the timing of program launches and terminations and cancellations.

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We can also determine the number of models that will include our products at least two to three years in advance, subject to changes; however, identifying the number of models that include our products does not necessarily correlate directly to our anticipated revenue, given that a model can sell hundreds of thousands cars or only a few thousands per year.

We experienced overall revenue growth of approximately 68% and 77% in 2015 and 2014, respectively. We derive our revenues from two segments: sales to our OEM segment, substantially all of which are through Tier 1 companies, and sales of aftermarket products (the “AM Segment”).

Our OEM segment revenues grew by approximately 66% and 92% in 2015 and 2014, respectively. The growth in 2015 was attributable mainly to new program launches with a few OEM programs having significant volume such as Audi, GM and HKMC through Tier 1 companies and the full year effect of program launches in 2014.

Winning additional production programs is important to our future revenue growth. We invest significant effort in understanding the OEM market and identifying growth areas, including with new OEMs and through the continuation of existing production programs. A key factor that affects our ability to win additional production programs is maintaining our technological leadership through investment in research and development. The other key factor is the continuing impact of regulation and the ratings systems deployed by the various NCAPs, particularly the European NCAP and the U.S. NCAP, administered by the NHTSA. As these NCAPs demand more ADAS applications, particularly AEB, in order to achieve or maintain the highest safety ratings, more automakers will include ADAS as standard fit in their models. We have been sourced for standard fit programs for certain models in the regions where these ratings provisions have been instituted, such as Europe.

Additional factors that may affect our ability to increase our revenue are if the market were to turn to a competing camera-based offering or reliance on a different sensory modality for ADAS, such as radar without including camera capability, any decrease in the quality of the manufacturing of our product and the timing of the launch of a particular model production. We seek to mitigate these risks by maintaining strong relationships with our OEMs and Tier 1 companies, gaining knowledge of relevant safety ratings and regulatory trends and maintaining adequate internal resources to support our existing production programs. We have also an inventory purchase plan to mitigate unexpected difficulties in our primary subcontractor’s supply chain (like natural disasters) and manufacturing.

Management believes that our long-term revenue growth opportunity will come from the increasing emphasis on autonomous driving, which will require ADAS technological innovations of increasing complexity. We have launched program and design wins from four OEMs involving hands-free-capable driving at highway speeds and in congested traffic situations in the following years. We are also in development programs with nine additional OEMs for potential launches in future years. We believe that our next autonomous driving innovation will be the inclusion of country road capabilities and city traffic capabilities and will involve (i) significant algorithmic advances to reach sensing capabilities of fully autonomous driving; (ii) mapping to serve as a redundancy for the sensing technology by way of continuously updated high-definition data for drivable paths with precise localization using crowd sourcing; and (iii) driving policy that will enable autonomous driving of cars among human drivers and other autonomous cars and will add the “human behavior” aspect to autonomous driving in “negotiating” with other cars. These capabilities require significant algorithmic advances, which we are currently developing. If we cannot complete such development in a timely manner or achieve design wins for these additional capabilities or if, following any such design win, our product is not fully validated and does not go into serial production, our long-term revenue growth will suffer. Further, although there is continuing regulatory concern about autonomous driving, we see regulatory support for autonomous driving. In the United States, for example, the US DOT announced in January 2016 a presidential FY2017 budget proposal that would provide a nearly $4 billion investment over ten years to accelerate the development and adoption of safe vehicle automation through real-world pilot projects. In addition, the US DOT also announced that it is removing potential roadblocks to the integration of innovative, transformational automotive technology that can significantly improve safety, mobility and sustainability. We believe that initially the driver should remain responsible for driving the car and that such a position would significantly reduce regulators’ cause for concern. This view is evidenced in the recent acceptance of autonomous driving by the states of California and Nevada in the United States and recent statements by the European NCAP.

Our AM Segment revenue grew by approximately 77% and 22% in 2015 and 2014, respectively. The growth of our AM Segment revenue will be influenced by several trends:

•	Increasing market awareness attributable to the regulatory and safety ratings trend as well as OEMs creating awareness for their new car models through commercials;

•	Regulation and other actions that seek to incentivize the purchase of safety systems, including tax benefits and insurance premium discounts for installing ADAS; and

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•	Sales to small OEMs that prefer an aftermarket solution rather than a built-in solution.

Unlike in the OEM segment where the universe of potential end customers is defined, AM Segment revenue growth requires significant sales and marketing efforts and a distribution network to reach the large but fragmented pool of potential customers worldwide, including fleets, insurance companies, government agencies and private end customers. There are also risks associated with manufacturing our aftermarket products and their delivery and installation, as well as our more direct involvement in the education of drivers regarding the products.

We generally work directly with large customers and our distributors distribute our products locally to smaller customers. This helps to keep our efforts concentrated into support to distributors and creating market awareness rather than building a large direct distribution chain, which would be more expensive and challenging to manage.

Profitability

Our Gross Profit is primarily affected by our Average Selling Price (ASP) in the OEM segment. ASP in our OEM segment varies based on the ADAS applications and their complexity. Our ASP in the past three years was largely flat at $44 (in 2013, $44.1, in 2014, $43.7 and in 2015, $43.9). ASP is mainly the result of ever changing delivery mix among the different bundles that we deliver — whether it is a high-selling price pedestrian AEB bundle, somewhat lower selling price of AEB Vehicle and the lowest selling price of road bundles (not including vehicle and pedestrian detection). In 2013 we had launches of more programs with vehicle detection applications so that the majority of deliveries were related to vehicle detection features while in 2014 we had an increase in deliveries of old programs with road bundles that offset the increase coming from deliveries of vehicle AEB bundles and the beginning of deliveries with Pedestrian AEB bundles. In 2015, while we launched more programs with Pedestrian AEB bundle, we still saw an increase in road bundles which offset the increase coming from Pedestrian AEB bundles. Our gross margin in the OEM segment (excluding share-based compensation) was approximately 75.6% for the year ended December 31, 2015 and 75.1% for the year ended December 31, 2014. We expect our ASP to increase over time as we start delivering feature set applications that include such additional feature set applications. The major increase in ASP will come when semi-autonomous bundles will be widespread.

We are considered a Tier 2 supplier because we sell our product to Tier 1 companies that integrate our product into the overall system supplied to the OEMs. Our business model of being a Tier 2 supplier that subcontracts its manufacturing, together with our market penetration, results in an advantageous cost structure that requires low operational costs and sales and marketing expenses for our OEM segment. Our OEM segment represented 84% and 85% of our revenues in the years ended December 31, 2015 and 2014, respectively, and over time, we expect that percentage to increase moderately as a result of the faster growth in the OEM segment than in the AM segment. Notwithstanding our increased investment in research and development, we believe that, over time, an increase in our revenues will not result in a proportional increase in our operating expenses (excluding share-based compensation) and, as a result, we believe that our profitability will likely increase. Our revenues increased by 68% in the year ended December 31, 2015 compared to the year ended December 31, 2014, but our operating expenses (excluding share-based compensation) increased by only 28%. Over time, we expect this similar trend to continue.

We also expect to benefit from a favorable tax rate of approximately 9% in Israel, where we derive most of our income. The favorable tax rate is subject to the fulfillment of terms and conditions under applicable law and a ruling we received from the Israel Tax Authority (“ITA”) in July 2014. See also “— Factors Affecting Our Operating Results — Taxes on Income — Reorganization.”

Factors Affecting Our Operating Results

We believe there are several important factors that have affected and that we expect to continue to affect our results of operations:

Revenues

We evaluate segment performance based on our operating income in our two segments.

Sales to OEMs. We supply our technology to OEMs through our arrangements with automotive system integrators, known as Tier 1 companies, which are direct suppliers to OEMs. Our products are ultimately integrated into a new vehicle by the OEM to perform ADAS functions. We have strong direct relationships with OEMs. Mobileye’s OEM products

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have been available in production vehicles since 2007. Sales to OEMs represented approximately 84%, 85% and 78% of our total revenues for each of the years ended December 31, 2015, 2014 and 2013, respectively.

Aftermarket Product Sales. We also offer our ADAS technology as an aftermarket product directly and through distributors to end customers, including commercial and governmental fleet owners, fleet management system providers, insurance companies, new vehicle dealers and importers. Mobileye’s aftermarket products have been sold since 2007. Our aftermarket sales represented approximately 16%, 15% and 22% of our total revenues for each of the years ended December 31, 2015, 2014 and 2013, respectively.

We believe there are two important factors that affect both our OEM revenues and, to a lesser extent, our aftermarket product revenues:

•	Regulation and NCAP ratings — The continual emphasis on safety is driven both by regulation and the availability to consumers of independent assessments of the safety performance of different car models, which have encouraged OEMs to produce cars that are safer than those required by law. In many countries, NCAPs have created a “market for safety.” OEMs seek to demonstrate that their new and revamped car models satisfy the NCAP’s highest rating, typically five stars, or can “tick the box” on the new car sticker. National NCAPs will continue to add specific ADAS applications to their evaluation items over the next several years. We believe that this global rollout will also lead to harmonized requirements across key geographic areas. We further believe that these increasing requirements will help us increase our revenues.

•	Consumer awareness and acceptance of ADAS — Our sales are also driven by public awareness and demand for driver safety technology. In recent years, as regulatory requirements and NCAP ratings have increased, OEMs have also begun to highlight their safety features as a competitive advantage. For example, an OEM emphasized its safety features based on Mobileye technology in an advertisement during the 2016 Super Bowl.

We believe these factors will have a greater impact on our OEM segment, which, based in part on the expected additional serial production already sourced from us through 2018, is expected to grow more rapidly than our aftermarket segment.

The ASP for our OEM products is primarily based on the bundle of applications that are included in the specific product. Each OEM determines the application bundle set that it wants for the particular model.

Our ASP for the aftermarket is primarily based on the sales channel and volume. Generally, when we sell directly to the end customer, our ASP is higher than when we sell through distributors. Recently, as a result of increased sales in Israel, our revenue in the AM segment has also been affected by movements of the U.S. dollar against the New Israeli Shekel. In the past most of our aftermarket sales have been to commercial and fleet customers. We believe there is significant potential for growth in other sub-segments such as insurance companies and governmental incentive programs, which are focused on saving lives and reducing the number of road accidents.

Although parts of the automotive industry are subject to seasonality, depending on the location of the OEM and other factors, it is not yet clear whether seasonality will affect our results of operations because our continuing growth in revenues has masked any seasonality impact.

Cost of Revenues and Gross Profit

Cost of revenues of our OEM segment includes the manufacturing cost of our EyeQ® chips as well as royalty fees for a few third parties on intellectual property that is included in the EyeQ® SoC, product liability insurance, reserves for estimated warranty expenses and, to the extent relevant, charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand.

Cost of revenues of our aftermarket product includes, in addition to the cost of the EyeQ® chips (including royalties), direct material, labor costs, depreciation, manufacturing and supply chain overhead, quality control, shipping and logistic costs and reserves for estimated warranty expenses. Cost of revenues also includes charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. We purchase the majority of the components directly and our products are manufactured primarily by one contract manufacturer in China.

Our gross profit equals total revenues less our total cost of revenues, and our gross margin is our gross profit expressed as a percentage of total revenues.

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Our cost of revenue is expected to increase as our sales continue to grow.

Research and Development Expenses

Research and development activities are conducted primarily at our machine vision center in Jerusalem, Israel. Our activities are divided among:

•	Core sensing technology, which include (i) algorithms, including visual processing, camera control, vehicle control, camera/radar fusion and related engineering tasks and (ii) application software;

•	Autonomous Driving Functionality, which consists of (i) enhancing the sensing capabilities to fully autonomous driving by conducting “scene understanding,” lateral control algorithms and the fusion between sensing and control; (ii) developing the other pillars of autonomous driving, including our REM technology, which enables continuously updated high-definition data for drivable paths with precise localization using crowd sourcing; and (iii) driving policy using reinforcement technology to allow autonomous cars to co-exist with human drivers and other autonomous cars;

•	New products and enhancements to existing products in response to OEM requirements; and

•	Hardware, which includes (i) silicon design for the EyeQ® chip including the EyeQ4®; (ii) hardware electronics design for testing and other equipment; and (iii) new aftermarket hardware. For example, we are currently developing the next generation of our aftermarket products incorporating the EyeQ3® chip.

Research and development expenses primarily consist of expenses related to personnel, including share-based compensation, material, parts and other prototype development, consulting and other professional services, amortized equipment expense and quality assurance within the development programs.

Our research and development expenses are partially offset by non-refundable Non-Recurring Engineering reimbursement that we receive mostly from Tier 1s attributable to specific development programs with the OEMs. Any such reimbursement is not contingent upon success of the program. We retain all the rights to our work on these programs.

We intend to continue our significant investment in research and development activities as we believe that being the technology leader and the most innovative company in ADAS and autonomous driving is our key strength. Accordingly, we expect the absolute amount of our research and development expenses to increase but it is likely to decrease as a percentage of revenue as our business grows.

Sales and Marketing

Selling and marketing expenses consist of personnel and personnel-related expenses, including share-based compensation, of our sales force as well as advertising and marketing expenses. We expect to increase our sales and marketing activities, mainly in order to increase our aftermarket sales. We expect to increase our sales and marketing expenses as we continue our efforts to increase market awareness of the benefits of ADAS and to increase our aftermarket segment revenues, but in the long term, sales and marketing expenses should decrease as a percentage of revenue as our business grows over time.

General and Administrative Expenses

General and administrative expenses consist of personnel and personnel-related expenses, including share-based compensation, of our executives and members of the board of directors, finance and administration departments as well as fees related to legal and litigation, patent prosecution, accounting, finance and professional services as well as insurance and fees related to being a public company. We expect the amount of our general and administrative expenses to increase but to decrease over time as a percentage of revenue as our business grows. The primary reasons for the growth in general and administrative expenses will be the costs related to patents prosecution, including the need to hire more personnel to support compliance with the applicable provisions of SOX and other SEC rules and NYSE regulations as well as increased premiums for director and officers insurance and the increased use of share-based compensation for general and administrative personnel.

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Financial Income

Financial income consists of interest earned on marketable securities as well as short-term deposits and money market funds. We have historically invested our available cash balances primarily in short-term deposits and debentures. The primary objective of our investments in debt instruments is to preserve principal while maximizing yields.

Financial Expenses

Financial expense includes mainly realized gains and losses on sales of financial investments and any decline in the value which is considered not temporary, as well as gains and losses from fluctuations related to currency translation of our monetary assets and liabilities denominated in New Israeli Shekels (“NIS”) and, to a much lesser extent, the Euro, the Japanese Yen and other currencies. We manage our main currency exposures which is against the NIS by keeping approximately the same NIS assets as our NIS liabilities to serve as a natural balance sheet hedge. Our exposure is reflected in the individual Income statement item.

Taxes on Income

Until July 2014, Mobileye N.V. and our Cypriot subsidiary were taxed under the laws of their respective countries of incorporation. Following our reorganization (see “— Reorganization” below), we have our headquarters in Israel, and Mobileye N.V. and our Cypriot subsidiary are residents of Israel for tax purposes. The enacted statutory tax rates applicable to us and our significant subsidiaries are as follows:

•	MVT, our Israeli subsidiary, is taxed under Israeli law. Income not eligible for benefits under the Investment Law (described below) is taxed at the corporate tax rate. The corporate tax rate in Israel is 25% in 2016. Corporate tax rates were 26.5% in both 2015 and 2014 and 25% in both 2013 and 2012. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise under the Investment Law may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate rate.

•	Upon the election made by MVT in May 2014, MVT became eligible for certain tax benefits under the 2011 Amendment (as defined below) of the Israeli Investment Law — “Preferred Enterprise Benefits” as of the beginning of 2014. According to the 2011 Amendment and subject to the Preferred Enterprise Ruling (as described below), our “Preferred Income” will be subject to a reduced tax rate. See “— Tax Regime Under the 2011 Amendment (‘Preferred Enterprise’)” below.

•	Until our internal reorganization was completed in the third quarter of 2014, most of our benefit (tax) on income was incurred from Cyprus, which was the location of our intellectual property. See “— Reorganization” below. Our Cypriot subsidiary was taxed at the Cypriot corporate tax rate, which was 10% prior to 2013 and became 12.5% from 2013 and thereafter. Our Cypriot subsidiary could offset profits arising in future years with taxable losses (carryforward losses) for the five years prior to the fiscal year in which the losses were incurred. Interest income is taxed at the Defence tax rate, which was 30% in 2013 and thereafter (effective from May 1, 2013) and 15% in 2012. As of the transfer of the management and control of our Cypriot subsidiary to Israel, our Cypriot subsidiary is treated as an Israeli resident for tax purposes and is taxed under the Israeli regular corporate tax rate; however, we believe that the Cypriot subsidiary will not have meaningful taxable income. See also “— Reorganization” below.

Israeli Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

MVT has elected the “Benefited Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or to elect irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply.

Tax Regime Under the 2005 Amendment (“Benefited Enterprise”)

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also

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determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the “Benefits Period,” depending on the level of   “Foreign Investment,” as defined under the Investment Law, in the company in each year. A company qualifying for tax benefits under the 2005 Amendment that pays a dividend or engages in certain actions that are treated as deemed dividends by the ITA out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the otherwise applicable rate of 25%, or lower rates of between 10% to 25% in the case of a qualified Foreign Investors Company (“FIC”), according to the rate(s) of Foreign Investment in the company for the applicable tax year(s). Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15%, or such lower rate as may be stipulated in an applicable tax treaty provided that a certificate from the ITA allowing for the reduced withholding tax rate is obtained in advance. The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law, its regulations and any ruling received from the ITA. In the event of failure to comply with these conditions in a given tax year during the “Benefits Period”, the entitlement to the benefits for such tax year would be cancelled; however, the Company’s eligibility for benefits in prior and future years should not be affected.

Tax Regime Under the 2011 Amendment (“Preferred Enterprise”)

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise, as defined under law; (iii) is controlled and managed from Israel; and (iv) fulfills certain conditions described in the Investment Law. From 2014 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in development zone A, in which case the rate will be 9%. MVT’s activities are located in development Zone A.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the source at the rate of 20% with respect to dividends to be distributed after January 1, 2014, subject to certain conditions, or such lower rate as may be provided in an applicable tax treaty provided that a certificate from the ITA allowing for the reduced withholding tax rate is obtained in advance. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or to a non-Israeli company, the withholding tax would apply to such subsequent distribution).

We have had Benefited Enterprise programs under the Investment Law since 2005, which, we believe, have entitled us to certain tax benefits. Additionally, in connection with the original grant of  “Benefited Enterprise” status, in 2006, MVT was recognized by the Israeli Chief Scientist Office as a “Research and Development Company.”

According to the election that we made in May 2014 in connection with the July 2014 ruling from the ITA (the “Preferred Enterprise Ruling”) following the reorganization described below, MVT is a “Preferred Company” under the Investment Law and is able to benefit from a reduced tax rate of approximately 9% as of the beginning of 2014, subject to the fulfillment of the terms and conditions of the law and the Preferred Enterprise Ruling. The following are the main terms and conditions of the Preferred Enterprise Ruling:

•	MVT is required to add 50 new manufacturing and research and development employees in each of the tax years of 2014, 2015 and 2016 and it is further required to continue employing such additional employees for the tax years until 2018. Failure to meet this term will affect the effective tax rate in a ratio related to the number of non-recruited and non-retained employees.

•	MVT is required to acquire 90% of its expenses from Israeli subcontractors within preferred regions compared to its total cost of goods sold and research and development to maintain the highest benefits. If the ratio is less than 90%, the tax rate will be affected in a ratio related to the portion of expenses paid to such subcontractors, all as described in the ruling.

•	An MVT dividend shall be deemed first to be paid out of the undistributed income that was exempt from Israeli corporate tax generated by the Benefited Enterprise, which shall be subject to additional tax at the MVT level and to the dividend distribution provisions of income derived by a Benefited Enterprise.

•	ITA approval is required for MVT to transfer its intellectual property to a third party.

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•	The Preferred Enterprise Ruling will become void in the event that MVT changes its field of activities or business model, or significantly reduces the volume of its development activity, all unless otherwise determined by the ITA.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Reorganization

Prior to our IPO in August 2014, we reorganized our internal corporate structure and all of our intellectual property, formerly owned by our Cypriot subsidiary, was transferred to MVT. In connection with this reorganization, we received a tax ruling from the ITA in July 2014 (“Reorganization Ruling”) providing that, among other matters, the reorganization would not trigger any tax in Israel and would not violate any of the Israeli tax covenants to which MVT and its shareholder are bound pursuant to a previous tax ruling. Furthermore, according to the Reorganization Ruling, the transfer of the intellectual property to MVT does not trigger tax effects in Israel in accordance with section 104B(f) of the Israeli Income Tax Ordinance (New version), 5721 – 1961 (the “Ordinance”) subject to compliance with the terms of such section and the regulations promulgated thereunder (including certain limitations on the transferability of the shares of MVT and the Cypriot subsidiary). Under the Reorganization Ruling, transfer of the intellectual property to any third party will be subject to ITA approval. We also received opinions from Cyprus counsel and Dutch counsel that the reorganization should not result in tax liabilities under the laws of Cyprus or The Netherlands although there can be no assurance that the relevant tax authorities might determine that such taxes are not owed. In addition, prior to our IPO, we took the necessary steps, including shareholder approval, to transfer all tangible assets and all liabilities of our Cypriot subsidiary to MVT, as well as to transfer the effective management of Mobileye N.V. and the management and control of our Cypriot subsidiary to Israel in order for these entities to become Israeli tax residents. The Reorganization Ruling contains additional conditions, including relating to cancellation of losses and cost basis, limitations on use of losses, credits, deductions and exemptions. See “— Taxes on Income — Tax Regime Under the 2011 Amendment (‘Preferred Enterprise’).”

Segment Information

We manage the Company and its subsidiaries on the basis of two reportable segments. The OEM segment supplies the proprietary software algorithms and EyeQ® chip that are the core technology of the complete ADAS to the Tier 1 companies that are the system integrators for the automotive industry. Except for limited direct sales of testing equipment to OEMs, our direct customer is the Tier 1 company with which we have a contractual relationship and which is responsible for paying us for our products. Because of the complex nature of our product and the need to customize and validate the product and to integrate it into the OEM’s overall ADAS system, we also have strong direct relationships with the OEMs. In the AM segment, the Company sells a complete system, which includes our proprietary software algorithms and EyeQ® chip as well as the camera and other necessary components. The complete system offers a variety of ADAS functions to end customers including commercial fleet owners, new vehicle dealers and importers. We generate sales in the AM segment either directly or through distributors. For a discussion of our major customers, see Note 13(c) to our audited consolidated financial statements included elsewhere in this Annual Report.

Our revenues in the OEM segment increased by 66% in the year ended December 31, 2015 from the year ended December 31, 2014, and increased by 92% in the year ended December 31, 2014 from the year ended December 31, 2013. Our revenues in the AM segment increased by 77% in the year ended December 31, 2015 from the year ended December 31, 2014 and increased by 21.6% in the year ended December 31, 2014 from the year ended December 31, 2013.

The most material operating expenses in the OEM segment are research and development expenses, while the most material operating expenses in the AM segment are sales and marketing expenses.

Set forth below is selected information for each of our business segments:

Revenues by Segment

	Year ended December 31,
	2015	2014	2013
	(in thousands)
OEM	$202,287	$121,799	$63,290
AM	$38,585	$21,838	$17,955
Total	$240,872	$143,637	$81,245

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Segment Performance*

	Year ended December 31,
	2015	2014	2013
	(in thousands)
OEM	$110,509	$56,913	$23,917
AM	$12,199	$5,258	$4,412
Total	$122,708	$62,171	$28,329

* Excludes share based compensation expenses and adjustment to IFRS.

Segment Revenue as Percentage of Total Revenues

	Year ended December 31,
	2015	2014	2013
OEM	84.0%	84.8%	77.9%
AM	16.0%	15.2%	22.1%
Total	100.0%	100.0%	100.0%

Segment performance as a Percentage of Total Revenues

	Year ended December 31,
	2015	2014	2013
OEM	54.6%	46.7%	37.8%
AM	31.6%	24.1%	24.6%

For more information regarding our segments, including a reconciliation of segment performance to consolidated operating profit, see Note 13(a) to our audited consolidated financial statements included elsewhere in this Annual Report.

Our financial results for the periods presented below are not necessarily indicative of the financial results that we may achieve in future periods.

Comparison of Results of Operations for 2015 and 2014

Revenues

For the year ended December 31, 2015, our total revenue increased by $97.2 million to $240.9 million, or 68%, from $143.7 million for the year ended December 31, 2014. The principal factors affecting our revenue growth were:

•	OEM — Revenues from OEM sales grew by approximately $80.5 million, or 66%, from 2014 to 2015: (i) approximately 56% of the 2015 OEM growth came from the launch of nine programs, a few of them with significant volume like Audi, GM and HKMC through Tier 1 companies; (ii) approximately 26% of the 2015 OEM growth came from the full year effect of program launches in 2014; and (iii) approximately 18% of the 2015 OEM growth came from increases in deliveries under programs which launched prior to 2014 which include roll-out to more models and we also believe an increase in adoption of this technology under old programs which is the result of increased market awareness.

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•	AM — Revenues from aftermarket sales increased by $16.7 million, or 76.7%, from 2014 to 2015. The increase in 2015 was mainly related to the first full year of regulatory incentives, mainly in Israel and increased consumer market awareness. Our AM revenues were also affected by our sales channel mix. Typically, our ASP for sales through distributors is less than the ASP for direct sales. Our AM ASP decreased by 8% from 2014 to 2015, mainly due to channel mix and foreign exchange differences on revenues in New Israeli Shekels.

Major Customers

In the year ended December 31, 2015, three of our Tier 1 customers represented 31%, 15% and 12% of our total revenues. In the year ended December 31, 2014, three of our Tier 1 customers represented 33%, 23% and 11% of our total revenues. In the year ended December 31, 2013, three of our Tier 1 customers represented 34%, 18% and 11% of our total revenues. Our sales to any single Tier 1 company typically may cover more than one OEM and more than one production program from any OEM and therefore we view major customers on the OEM level. In 2015, sales through our Tier 1 suppliers to each of four OEMs accounted for more than 10% of our OEM revenues. Below is an analysis of OEM and AM major customers:

•	OEM — Set forth below are OEMs that represented at least 10% of our OEM revenues during the three years ended December 31, 2015:

•	General Motors represented 24%, 30% and 29% of OEM revenues during 2015, 2014 and 2013, respectively;

•	Nissan represented 14%, 16% and 10% of OEM revenues in 2015, 2014 and 2013, respectively;

•	BMW represented 14%, 14% and 15% of OEM revenues in 2015, 2014 and 2013, respectively; and

•	HKMC represented 11% in 2015.

Revenues to each of the above major customers increased in 2015 compared to 2014 in absolute figures while, for some, the percent decreased. This is in line with our expectation that as our business grows, we derive revenues from more OEM customers and our reliance on any specific OEM should decline. For example, in 2015 we had four OEMs representing revenue of over 10% compared to three in 2014, four OEMs representing revenue of between 5% and 10% of OEM revenue compared to three in 2014 and additional eleven OEMs representing revenue of under 5% compared to eleven in 2014. We believe that as we launch more programs with existing and new OEMs in future years, our reliance on any specific OEMs should decline significantly.

•	AM — Set forth below are distributors or customers that represented more than 10% of our AM revenues during the three years ended December 31, 2015:

•	Distributor 1 represented 17% and 14% of our AM revenues during 2015 and 2014, respectively;

•	Distributor 2 represented 16% and 6% of our AM revenues during 2015 and 2014, respectively; and

•	No other direct customer or distributor represented more than 10% of our AM revenues for any specified period.

We believe that in future years, because of the increase in our revenues, our reliance on any specific distributor should decline significantly.

Cost of Revenues

Cost of revenues increased during the year ended December 31, 2015 by $24.4 million, or 65.8%, compared to the year ended December 31, 2014. The increase correlated to the increased sales of our products. As a percentage of revenues, cost of revenues represented 25.5% in 2015, a decrease of 0.3% from 2014. Our Gross Profit for the year ended December 31, 2015 was $179.5 million, an increase of 68.3%, compared to $106.6 million for the year ended December 31, 2014.

•	OEM — Our 2015 OEM Gross Profit was $153.0 million (gross margin of 75.6%), an increase of 67.2%, compared to $91.5 million (gross margin of 75.1%) for 2014. The increase in Gross Profit resulted from an increase in the volume of products sold as well as changes in product mix.

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•	AM — Our AM Gross Profit for the year ended December 31, 2015 increased by 75.3% to $26.5 million (gross margin of 68.7%) compared to $15.1 million (gross margin of 69.2%) for 2014. The increase in Gross Profit resulted from increases in the volume of products sold as well as a different channel mix.

Research and Development Expenses, net

Research and development expenses in all periods are primarily related to our OEM segment.

Research and development expenses, net as a percentage of revenues decreased to 17.8% for the year ended December 31, 2015 compared to 25.2% for the year ended December 31, 2014, primarily due to the increase in our revenues.

•	Gross research and development expenses increased by $9.3 million, or 20.2%, to $55.4 million for 2015. The increase in 2015 was mainly due to increased headcount, share-based compensation, expenses incurred for EyeQ4® development, increase in quality assurance activity by our subcontractor in Sri Lanka and depreciation of IT hardware needed to accommodate our validation dataset.

•	NRE reimbursement, which offsets our gross research and development expenses, increased by $2.7 million in the year ended December 31, 2015. In general, NRE reimbursement derives from specific development programs with OEMs, and varies based on the length and cost of the specific development program.

•	As a result, research and development expenses, net increased by $6.5 million, or 17.8%, to $42.8 million for 2015 compared to $36.3 million for 2014.

Sales and Marketing Expenses

Sales and marketing expenses as a percentage of revenues decreased to 5.3% for the year ended December 31, 2015 compared to 9.0% for the year ended December 31, 2014, primarily due to the increase in our revenues. Sales and marketing expenses decreased by $0.1 million, or 0.8%, to $12.7 million for the year ended December 31, 2015 compared to $12.8 million for the year ended December 31, 2014. The decrease was mainly due to a decrease in share-based compensation, which was offset by an increase in headcount and advertising expenses as part of marketing efforts attributable to the AM segment in order to reach potential customers worldwide, including fleets, insurance companies, government agencies and vehicle importers and dealers. Excluding the effect of share-based compensation, sales and marketing expenses increased by $3.8 million for the year ended December 31, 2015.

General and Administrative Expenses

General and administrative expenses as a percentage of revenues decreased to 18.9% for the year ended December 31, 2015 compared to 49.7% for the year ended December 31, 2014. The decrease of  $25.9 million, or 36.3%, to $45.5 million for 2015 compared to $71.4 million for 2014, was mainly due to share-based compensation, primarily to our Founders. General and administrative expenses excluding share-based compensation increased by $3.9 million during 2015, mainly due to expenses related to being a public company, audit and accounting fees, patent prosecution costs, business travel and increased headcount.

Financial Income

Financial income increased by $0.9 million, or 44.6%, to $2.9 million for the year ended December 31, 2015 compared to $2.0 million for the year ended December 31, 2014. The increase was primarily due to an increased investment in debentures, as well as the full year effect of proceeds from our IPO received on August 1, 2014.

Financial Expenses

Financial expenses were ($1.0) million for the year ended December 31, 2015 compared to $(5.3) million for the year ended December 31, 2014. The decrease is mainly due to the expenses resulting from foreign currency losses of  $0.2 million in 2015 compared to $5.0 million in 2014, as a result of limiting our exposure to currency exchange rate risk by maintaining similar levels of assets and liabilities in New Israeli Shekels.

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Taxes on Income

For the year ended December 31, 2015, our tax expenses were $9.5 million compared to tax expenses of  $12.9 million for the year ended December 31, 2014.

The tax rate, as a percentage of our pre-tax income, is significantly affected by our share-based compensation expense, which is mostly a non-deductible expense. The non-deductible share-based compensation expense decreased by $3.7 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 given the decrease in total share-based compensation expense. Our pre-tax income, excluding share-based compensation expense, is $125 million for the year ended December 31, 2015 compared to $60 million for the year ended December 31, 2014. The tax expense, as a percentage of pre-tax income, excluding share-based compensation expense, is 7.6% for the year ended December 31, 2015 compared to 21.6% for the year ended December 31, 2014.

Tax expense for the year ended December 31, 2015 decreased by $3.4 million compared to the year ended December 31, 2014. The decrease in tax expense was primarily attributable to our internal reorganization, which was completed in the third quarter of 2014 (see “Factors Affecting our Operating Results — Taxes on Income —Reorganization”), and resulted in (i) a reduced tax rate in the entity where most of the taxable income accumulates (MVT became the main entity with a reduced tax rate of 9% while before this reorganization this entity was the Cypriot entity under a 12.5% tax rate — see “Factors Affecting our Operating Results — Taxes on Income”); and (ii) a decrease in uncertain tax positions expenses primarily with respect to specific uncertain tax positions related to share-based compensation, which does not exist after the reorganization.

Liquidity and Capital Resources

Historically, our primary source of funds was the issuance of shares to new investors. Starting in 2013, our primary source of funds has been cash flow from operating activities. We also receive cash proceeds upon the exercise of outstanding options. On August 6, 2014, we closed our IPO in which we issued 8.325 million new ordinary shares for net proceeds of approximately $195.9 million. In connection with our IPO, we also issued approximately 1.5 million ordinary shares pursuant to the exercise of options at an additional aggregate exercise price of  $1.5 million, which shares were then sold by the selling shareholders in the IPO. We generated a total of $197.4 million in net proceeds from the IPO.

Our primary uses of funds have been to increase our headcount across Research and Development, Sales and Marketing and General and Administrative, as well as for capital expenditures related to the increasing size of our validation datasets. Our capital expenditures related mainly to data storage and other computer related equipment, and were $5.6 million, $5.6 million and $2.6 million, during 2015, 2014 and 2013, respectively.

In August 2013, we closed the sale of 4,297,995 newly issued Class F1 shares to an investor at a per share price of $6.98 and aggregate consideration of $30 million. In connection with such sale, shareholders of the Company also sold various classes of the Company’s shares to an affiliated entity, which were converted, on a one-to-one basis, into 10,028,655 additional Class F1 shares to the same investor that purchased the newly issued Class F1 shares and 41,547,280 Class F2 shares, which were sold to other investors.

We believe that our existing cash, including the remaining proceeds of our IPO, and cash flows from our operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and the timing and extent of operating expenses.

Cash Flows

The following table sets forth certain statement of cash flows data:

	Year Ended December 31,
	2015	2014
Cash flows from operating activities	$99,047	$54,611
Cash flows from (used in) investing activities	(295,151)	9,282
Cash flows from financing activities	8,769	206,515
Exchange rate differences on cash and cash equivalents	146	(3,087)
Total increase (decrease) in cash and cash equivalents	$(187,189)	$267,321

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Cash flows from operating activities increased by $44.4 million to $99 million for 2015, from $54.6 million for 2014. The increase was primarily the effect of cash received as a result of the significant increase in net income before share-based compensation of $115.7 million for the year ended December 31, 2015 which was partially offset primarily by a decrease of  $18.8 million resulting from increasing inventory by $25.0 million in 2015 compared to $6.3 million in 2014.

Cash flows from (used in) investing activities decreased by $304.4 million to $(295.2) million for 2015. The decrease in 2015 was due primarily to purchase of marketable securities, partially offset by proceeds from sales of marketable securities.

Cash flows from financing activities decreased by $197.7 million to $8.8 million for 2015, from $206.5 million for 2014. The decrease in 2015 was primarily due to our IPO in 2014 and decrease in proceeds from options exercise.

Retirement benefit obligations

Israeli labor laws and agreements require severance payments upon dismissal of an employee or upon termination of employment in other circumstances. The liability of the Israeli subsidiary recognized in the balance sheet in respect of defined benefit severance plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Our liability for retirement benefits obligations required by Israeli law is covered by deposits with financial institutions and by accrual. In our balance sheet, we present the retirement benefits obligation, net, as a long-term liability. Liability increased by $0.5 million, or 44%, to $1.6 million as of December 31, 2015, from $9.4 million as of December 31, 2014. This increase was mainly due to the increased number of employees together with an increase in the period of service and salary changes.

Contractual Obligations

A summary of our contractual obligations as of December 31, 2015 is as follows:

	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands)
Operating leases	9,517	3,263	5,810	444
Purchase commitment	38,240	37,576	664
Retirement benefits obligation, net (1)	1,577
Acquisition of land(2)	11,798	11,798
Uncertain tax positions(3)	7,164
Total(3)	68,296	52,637	6,474	444

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(1)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. These obligations are partially funded through accounts maintained with financial institutions and recognized as an offset of the liability on our balance sheet.

(2)	In July 2015, the Israeli subsidiary entered into several agreements related to acquisition of land in Jerusalem, Israel which the Company intends to use for the construction of a new R&D and innovation center that will also host our headquarters. The Company estimates total cost related to the land acquisition at approximately $12 million. The agreements are subject to various closing conditions, including the receipt of certain regulatory approvals. There is no assurance that the Company will obtain these regulatory approvals and meet the closing conditions of the agreements.

(3)	In addition, our current and long-term liabilities include $7.2 million related to uncertain tax positions.

We have license agreements with third parties that allow us to utilize and leverage the third parties’ technology in order to integrate it into our products (“Integrated Product”). For these rights, we are obligated to pay royalties for each unit of the applicable Integrated Product sold to other parties. As part of our reorganization described under “— Factors Affecting Our Operating Results — Taxes on Income — Reorganization,” we have transferred all these agreements from our Cypriot subsidiary to MVT.

In addition, in connection with our contractor and agent agreements, we pay commissions ranging up to 4% of the direct sales earned as a result of these agreements.

Trade Receivables and Allowance for Doubtful Accounts

The Company’s account receivables are derived primarily from sales to companies in the automotive manufacturing industry located mainly in the United States and Europe. Concentration of credit risk with respect to account receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. Credit is given based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Trade accounts receivable from sales of products are typically due from customers within 30 to 90 days. Trade accounts receivable balances are initially recognized at fair value and subsequently at amortized cost basis using the effective interest rate method less provision for impairment. Accounts outstanding longer than their original contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history from such customers, and a customer’s current ability to pay its obligations to the Company. Payments subsequently received on past due receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The Company writes off accounts receivable when they become uncollectible. The majority of the Company’s trade receivables are current and are not past due.

Quantitative and Qualitative Disclosures on Market Risk

A significant portion of our business is located outside the United States and, as a result, most of the revenues of the Company and its subsidiaries are derived in United States dollar (the “Dollar”). We generate revenue and incur expenses denominated in currencies other than the U.S. dollar, a majority of which is denominated in the New Israeli Shekel and, to a much lesser extent, the Euro and other currencies. In 2015 and 2014, approximately 10% and 9%, respectively, of our sales were denominated in foreign currencies. As a result, our revenue can be affected by fluctuations in foreign currency exchange rates. Because we have foreign currency expenses, we believe foreign currency risk is partially offset. For example, an increase of 1% in the value of the New Israeli Shekel against the U.S. dollar would have increased our expenses by $0.4 million in the year ended December 31, 2015.

We do not use financial instruments as a means of protecting against financial risk.

Inflation

Inflationary factors, such as increases in our cost of goods sold, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross profit if the selling prices of our products do not increase as much or more than these increased costs.

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Controls and Procedures

Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

Management’s Annual Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2015 has been audited by Kesselman & Kesselman, an independent registered public accounting firm, as stated in their report which appears on page F-3 of the Company’s Report on Form 20-F filed with the SEC.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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CORPORATE GOVERNANCE; DIRECTORS AND SENIOR MANAGEMENT

Dutch Corporate Governance Code

Dutch listed companies are encouraged to comply with the provisions of the Dutch Code. A copy of the Dutch Code in English may be consulted at www.commissiecorporategovernance.nl. However, companies may elect not to comply with some or all of the provisions of the Dutch Code provided that such non-compliance, and the reasons for the non-compliance, are disclosed in the company’s annual report included as part of its Dutch statutory accounts. Most of the provisions of the Dutch Code are identical to, or substantially the same as, provisions applicable to publicly traded U.S. companies and we intend to comply with those provisions of the Dutch Code. Other provisions of the Dutch Code, however, are contrary to customary market practice in the United States or are otherwise in our judgment inappropriate. The most material provisions of the Dutch Code with which we will not comply are the following:

The Dutch Code provides that a company’s general meeting of shareholders can remove and suspend directors by a simple majority vote. Our articles of association provide that directors can only be removed or suspended when two-thirds of the shareholder votes are cast in favor of the resolution for removal or suspension, provided that the votes cast in favor of the resolution represent more than 50% of our issued and outstanding shares. We believe that this deviation from the provisions of the Dutch Code is justified by the need to ensure continuity of management and to prevent coercive takeover bids for less than a substantial majority of our outstanding shares.

The Dutch Code provides that non-executive directors may not be elected for more than three four-year terms. We do not believe in term limits for directors because they would deprive our board of directors of the service of directors who have developed, through valuable experience over time, increasing insight into us and our operations. We therefore do not intend to comply with this provision of the Dutch Code.

The Dutch Code provides that neither an audit committee nor a compensation committee may be chaired by the presiding director or chairman or by a former executive director of a company. We believe that it may be appropriate under certain circumstances for our Presiding Director (as defined below), if he has special financial or other expertise, to serve as chairperson of these committees. We have therefore chosen not to comply with this provision of the Dutch Code.

The Dutch Code provides that non-executive directors may not be awarded share options or other forms of equity-based compensation. However, we plan to issue share options and/or other forms of equity-based compensation to one or more non-executive directors, as we believe that granting equity to non-executive directors may enable us to attract and retain, in a competitive international environment, skillful and experienced non-executive directors. We also believe that the interests of non-executive directors who receive equity-based compensation will be more closely aligned with the interests of shareholders than would be the case if non-executive directors had no right to receive equity-based compensation.

The Dutch Code provides that options granted to directors may not be exercised during the first three years following the date of grant, and that restricted shares held by directors may not vest within the first five years following the date of grant. However, we believe that exercisability of options during the first three years following the date of grant, and vesting of restricted shares within the first five years following the date of grant, are appropriate in view of the objectives of our equity incentive plan, in particular our goal of aligning the interests of directors and shareholders, and our need to attract skillful and experienced directors in a competitive international environment.

The Dutch Code provides that restricted shares and options may only be granted to executive directors if such executive directors have met challenging goals that we have established for them in advance of the grant. We believe that grants to our executive directors of restricted shares or options that vest over time sufficiently align the interests of our executive directors with our shareholders and will be helpful if we seek to attract additional skillful and experienced executive directors in a competitive international environment. We have therefore chosen not to comply with this provision of the Dutch Code.

The Dutch Code provides that severance payments to an executive director in the event of his or her dismissal may not generally exceed one year’s salary. We may, in order to attract skillful and experienced executive directors in a competitive international recruiting environment, enter into agreements with executive directors providing for severance pay in excess of that prescribed by the Dutch Code. Severance payments under the employment agreements of Professor Amnon Shashua and Mr. Ziv Aviram may under some circumstances exceed one year’s salary.

The Dutch Code provides that an executive director may not serve as a non-executive director of more than two listed companies. We expect generally to comply with this provision. However, we reserve the right to allow our executive directors to serve on additional boards as non-executive members where appropriate under the circumstances and where approved in advance by our Nominating and Corporate Governance Committee. An exception to this provision of the Dutch Code could, for example, be appropriate where we might realize benefits from business opportunities that could arise from our executive directors’ service as a non-executive director of another listed company.

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Our board of directors has not appointed a Vice-Chairman. Vice-Chairmen are a feature of a large board where members have a varied background and communication may be difficult. Our board of directors is not large and consists of members with extensive knowledge of our business. We have therefore elected not to comply with this provision of the Dutch Code.

We have chosen not to include all aspects of our compliance with the Dutch Code as a non-voting discussion item at our annual shareholder meetings, as suggested by the Dutch Code. We believe that our annual Dutch statutory accounts contain adequate and sufficient disclosure to shareholders concerning compliance with the Dutch Code. There is therefore in our view no need for further non-binding discussion of this item at shareholder meetings.

The following disclosures are provided pursuant to various provisions of the Dutch Code.

•	The Board periodically evaluates its performance, and that of its individual members and committees, by means of discussions among the relevant parties involved concerning the functioning of the Board, and each of its individual directors and committees, in light of the Company’s corporate governance guidelines and other relevant performance standards.

•	The non-executive directors discuss at least once a year the strategy and principal risks associated with the Company’s business, as well as the results of management’s evaluation of the design and execution of the Company’s risk management and any planned material changes to that.

•	The Audit Committee of the Board of Directors met seven times during 2015. At these meetings the Audit Committee discussed, among other things, the Company’s U.S. GAAP quarterly financial reports, the Company’s U.S. GAAP and IFRS annual financial statements, including SOX compliance, the Company’s filings with the SEC, the performance of the Company’s external auditors and the Committee’s recommendation as to the reappointment of such external auditors, the creation of an internal audit function and the approval of related party transactions as provided in the Company’s Related Party Transaction Policy.

•	During 2015 the Compensation Committee met eight times. At these meetings the Compensation Committee discussed the grant of awards under the Company’s equity incentive plan and the specific compensation package of our Founders and our other executive officers and directors, including the grant of options to our Founders as described at “Compensation of Directors and Officers —2015 Individual Compensation of Directors — Options” below.

•	During 2015 our Nominating and Corporate Governance Committee held two meetings. At these meetings the Nominating and Corporate Governance Committee discussed the renomination of directors and corporate governance matters generally.

•	None of our directors were frequently absent from Board or committee meetings during the year 2015.

Directors

Set forth below is information concerning the directors of the Company as of April 1, 2016. The business address for each of our directors and executive officers is c/o Mobileye N.V., Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel. See “Board of Directors — Election, Removal and Suspension of Directors.”

Name	Age	Position
Professor Amnon Shashua(1)(8)	56	Co-founder, Chief Technology Officer, Chairman and Executive Director
Ziv Aviram(1)(8)	57	Co-founder, President, Chief Executive Officer and Executive Director
Eli Barkat(2)(3)(5)(7)	52	Non-executive Director
Eyal Desheh(2)(3)(4)(6)	63	Non-executive Director
Peter Seth Neustadter(2)(3)(4)(6)	67	Non-executive Director and Presiding Director
Tomaso A. Poggio(2)(5)(7)	68	Non-executive Director
Judith Richter(2)(4)(5)(7)	68	Non-executive Director

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(1)	Executive director

(2)	Independent director under NYSE rules

(3)	Member of our Audit Committee

(4)	Member of our Compensation Committee

(5)	Member of our Nominating and Corporate Governance Committee

(6)	Term of office expires in 2016

(7)	Term of office expires in 2017

(8)	Term of office expires in 2018

All of our directors are Israeli citizens, except that Peter Seth Neustadter and Tomaso A. Poggio are United States citizens.

Backgrounds of Directors

Professor Amnon Shashua is our co-Founder, Chief Technology Officer, Chairman and a director, and former Chairman of our supervisory board. Professor Shashua holds the Sachs Chair in computer science at the Hebrew University of Jerusalem. His field of expertise is computer vision and machine learning. He received the MARR Prize Honorable Mention in 2001, the Kaye Innovation Award in 2004, and the Landau Award in Exact Sciences in 2005. He is the co-founder in 2010, Chief Technology Officer and Chairman of OrCam, an Israeli company that recently launched an assistive product for the visually impaired based on advanced computerized visual interpretation capabilities.

Ziv Aviram is our co-Founder, President, Chief Executive Officer and a director. Mr. Aviram is also co-founder in 2010, President and Chief Executive Officer of OrCam. Prior to founding Mobileye, he was the chief executive officer of three private Israeli companies, all leaders in their fields (Keter — Retail Chain, Gali — Retail Chain, Attrakzia). In all three cases, Mr. Aviram led the companies from loss to profit by restructuring the organization appropriately. He earned a B.A. in Industrial Engineering and Management from Ben-Gurion University in 1984.

Eli Barkat was elected to our board of directors as a non-executive director effective July 2014, immediately prior to our IPO. In 1998, Mr. Barkat co-founded BRM Group (formerly BRM Technologies), which is a private investment fund that invests in high-tech and financial markets. Mr. Barkat serves as Chairman of BRM Group, Chairman of MEITAV-DS Investments, Ltd. and as a director of GigaSpaces Technologies Playscape and Logdog. Mr. Barkat holds a B.Sc. in Computer Science and Mathematics from the Hebrew University.

Eyal Desheh is a non-executive director and was a member of our supervisory board from November 2012 until the supervisory board was disbanded on July 10, 2014, when he became a member of our current board of directors. Mr. Desheh served as Deputy Chief Financial Officer of Teva Pharmaceutical Industries (NYSE:TEVA) (“Teva”), an international pharmaceutical company that produces generic and specialty medicines, from 1989 to 1996, as Teva’s Chief Financial Officer from 2008 to 2012, as Teva’s Group Executive Vice President from 2012 to 2013, and as Teva’s acting President and CEO from October 2013 to February 2014. In February 2014, Mr. Desheh resumed his role as Teva’s Chief Financial Officer. Mr. Desheh also served as Chief Financial Officer of Scitex Ltd., a printing equipment manufacturer, from 1996 to 2000 and as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd., an international provider of information technology security products, between 2000 and 2008. Mr. Desheh received a B.A. in Economics in 1978 and an M.B.A. in Finance in 1981, both from the Hebrew University.

Peter Seth Neustadter is a non-executive director and our Presiding Director and was a member of our supervisory board from 2009 until the supervisory board was disbanded on July 10, 2014, when he became a member of our current board of directors. Mr. Neustadter is President and Managing Director of IAT Automotive Inc. and IAT Holdings LLC, respectively, which invest in innovative technologies in the automotive industry (including Mobileye). From 1982 to 1996, Mr. Neustadter was President of Durawool Inc., one of the world’s largest manufacturers and suppliers of friction materials to the automotive industry. Since 1994, Mr. Neustadter has been President and Chairman of Zhuhai Dazheng Metal Fiber Co. Ltd Zhuhai China, a major producer of metallic friction materials. Mr. Neustadter received his B.A. in Economics from Brooklyn College.

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Tomaso A. Poggio was elected to our board of directors as a non-executive director effective in July 2014, immediately prior to our IPO. Since 2013, Professor Poggio has been Director of the Center for Brains, Minds, and Machines at the Massachusetts Institute of Technology (MIT). Since 2002, Professor Poggio has been a professor at MIT in the Department of Brain & Cognitive Sciences, Computer Science & Artificial Intelligence Laboratory and the McGovern Institute for Brain Research. A former Corporate Fellow of Thinking Machines Corporation, Professor Poggio was a director of PHZ Capital Partners, Inc. and was involved in starting, or investing in, several other high-tech companies, including Arris Pharmaceutical Corp., DigitalPersona, Inc. and DeepMind. Professor Poggio holds a Ph.D in Theoretical Physics from the University of Genoa.

Judith Richter was elected to our board of directors as a non-executive director effective in July 2014, immediately prior to our IPO. In 1993, Dr. Richter founded Medinol Ltd., a global medical device company based in Israel, and since then has served as Medinol Ltd.’s Chief Executive Officer. In 1992, Dr. Richter founded Medcon Ltd., a global provider of web-based cardiac imaging and information management, and served as its Chief Executive Officer through 1993, and then as a member of its board of directors. From 1994 to 2000, Dr. Richter served on the board of directors of Bezeq Ltd., Israel’s leading telecommunications company. During this period, Dr. Richter also served on the board of directors of Emital, an international subsidiary of Bezeq Ltd. in Hungary. Dr. Richter has been a member of the Executive Committee of the Hebrew University in Jerusalem since 2006. Dr. Richter was also a faculty member at Tel-Aviv University’s Graduate School of Business Administration from 1984 to 1993. Dr. Richter holds a Ph.D in Organizational Psychology from Boston University and an M.A. from the Hebrew University in Jerusalem.

Compensation of Non-Executive Directors

Our general meeting of shareholders, acting pursuant to a proposal by our board of directors, determines the compensation of our non-executive directors. In July 2014, our general meeting of shareholders adopted a resolution approving annual compensation to our non-executive directors of  $50,000 in cash and a grant of options for 50,000 shares at the IPO price. These options were granted on September 7, 2014, with a five-year vesting schedule. For the year ended December 31, 2015, we recognized total compensation (including share-based compensation) of  $48,717 to Mr. Desheh and $596,262 to each of the non-executive directors.

Compensation of Directors and Officers

The compensation of our executive directors is determined by our board of directors as a whole, within the general framework of those principles contained in our compensation policy for directors, as adopted from time to time by our general meeting of shareholders. Prior to our IPO, our general meeting of shareholders approved a compensation policy for our executive directors, containing the following general principles:

•	The objective in establishing the compensation policy for our executive directors is to provide a compensation package that is aligned with our strategic goals and that enables us to attract, motivate and retain highly qualified professionals.

•	Executive directors’ performance targets may be determined and assessed annually by our Compensation Committee.

•	The compensation package for our executive directors will be benchmarked on a regular basis against other Israeli high-growth companies in the software technology industry.

•	In addition to base salary and bonuses, our executive directors may be entitled to other benefits as described generally under “Additional Benefits” and “Equity Incentive Plans.”

The compensation policy as approved by shareholders was applicable during the year 2015 and will also be applicable for all future years, unless and until it is modified by shareholders.

The compensation policy for our executive directors may be amended in the future by our general meeting of shareholders, acting pursuant to a proposal by our board of directors. The compensation policy for our executive directors will also apply in general terms to the compensation of our other executive officers.

Our executive directors will not participate in any board discussion relating to the determination of executive director compensation or to proposed amendments to our compensation policy for executive directors.

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Aggregate 2015 Compensation of Directors and Executive Officers

For the year ended December 31, 2015, our executive officers, including our Founders, received aggregate cash compensation of  $1.5 million. In addition, in 2015, we granted share options exercisable for an aggregate of 4,400,000 ordinary shares to our executive officers, including the grant of options to our Founders as described more fully below under “2015 Individual Compensation of Directors — Options ” and 1,250 RSUs were granted to an executive officer other than our Founders, which are subject to immediate vesting. See also “Employment Agreements” and “Equity Incentive Plans.” As of December 31, 2015, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.

2015 Individual Compensation of Directors

Cash Compensation

Professor Amnon Shashua and Mr. Ziv Aviram received the following compensation (excluding stock-based compensation) from us and our subsidiaries during the year 2015. Professor Shashua and Mr. Aviram did not receive any compensation as such for serving on our Board of Directors. The figures set forth in the table below thus reflect solely the compensation received by them from MVT for their services as employees of MVT during the relevant period. The table does not include any amounts paid to reimburse Professor Shashua or Mr. Aviram for costs incurred by them in providing services.

NON-STOCK-BASED COMPENSATION OF AMNON SHASHUA AND ZIV AVIRAM, January 1, 2015-December 31, 2015 (in United States dollars)
Name of Director	Base Salary	Bonus	Profit- Sharing	Pension Contribution and Other Social Benefits	TOTAL
Amnon Shashua	123,451	0	0	122,253	245,704
Ziv Aviram	123,451	0	0	177,030	300,481

For the period between January 1, 2015 and December 31, 2015 we paid $50,000 to each of our non-executive directors for service on our Board, as per the 2014 shareholders resolution establishing such compensation. See “Compensation of Non-Executive Directors” above.

Options

As of December 31, 2015, each of Professor Amnon Shashua and Mr. Ziv Aviram held fully vested options for 2,250,000 shares at an exercise price of $ 3.70 per share, expiring March 1, 2020, which options were granted prior to January 1, 2015, options for 5,875,000 and for 5,625,000 shares, respectively, at an exercise price of $ 6.98 per share, expiring January 13, 2021, which were granted prior to January 1, 2015, and of which the final tranche of 1,875,000 and 1,950,000 shares, respectively, vested in January 2016, and options for 2,200,000 shares, respectively, at an exercise price of $ 57.58 per share (the “2015 Options”), which were granted on September 6, 2015. The 2015 Options will vest over a three-year period ending September 6, 2018, with one-third of the 2015 Options vesting on September 6 of each year beginning with the year 2016.

As of December 31, 2015 Eyal Desheh held options for 140,000 shares at an exercise price of EUR 0.01 per share, expiring January 7, 2020. These options will become fully vested as of March 31, 2017.

In addition, each other person currently serving as a non-executive director of the Company held on December 31, 2015 options for 50,000 shares at an exercise price of $25.00 per share (the initial offering price to the public of the Company’s shares in the Company’s IPO), with a five-year vesting schedule ending on September 7, 2021. The grant of these options to non-executive directors other than Eyal Desheh was made pursuant to the resolution of the general meeting of shareholders described at “Compensation of Non-Executive Directors” above.

During 2015, no new equity grants were made to, or held or exercised by, directors or members of the Board during the relevant individual’s term of service as a director, except as described above.

No loans were made by the Company to any directors during the year 2015. In addition, the Company did not make any severance payments to any director during the course of the year 2015.

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Total Compensation Costs for Executive Directors

The following table presents the total costs to us of all compensation we paid to our executive directors for the year ended December 31, 2015. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Base salary	Pension Contribution and Other Social Benefits	Cost of Share Based Compensation	TOTAL
Professor Amnon Shashua	$123,451	$122,253	$12,733,496	$12,979,200
Ziv Aviram	$123,451	$177,030	$12,494,234	$12,794,715

Substantially all of the total amount of the above compensation costs for executive directors reflects expenses recorded with respect to the 7,650,000 options held by our Founders as described above. These amounts do not reflect the actual economic value realized by the executive director.

Employment Agreements

Professor Shashua and Mr. Aviram have employment agreements with MVT with a term of five years beginning August 1, 2014. Nevertheless, these agreements are terminable by either party by two months’ prior notice, including during the five year term, except under the circumstances described below. Pursuant to his agreement, Professor Shashua is permitted to spend up to 50 hours per month on teaching and graduate student supervision at the Hebrew University and on business activities unrelated to us, such as OrCam, so long as such activities do not involve companies in businesses substantially similar to our business. Pursuant to his agreement, Mr. Aviram will be permitted to spend up to 20 hours per month on business activities unrelated to us, such as OrCam, so long as such activities do not involve companies in businesses substantially similar to our business. The agreements provide for termination for “cause,” which is defined as (i) material failure to carry out or comply with any lawful and reasonable directive of our board of directors consistent with the terms of the agreement, or willful failure to substantially perform the employee’s duties and responsibilities under the agreement that, in either case, is not promptly remedied within 30 days after we give written notice specifying such failure or breach; and (ii) conviction for a felony, which conviction is not subject to any further right of appeal. If either Professor Shashua’s or Mr. Aviram’s employment is terminated (either by the Company or by him in circumstances of a Deemed Dismissal (as defined in the agreement)) as a result of Change of Control, he will be entitled to receive his monthly compensation for the greater of   (i) a period of 12 months following such date of termination; or (ii) the remaining period from the date of termination until the expiration of the initial term of the agreement. For purposes of the agreements, “Change of Control” means the sale of all or substantially all of the assets of MVT or Mobileye N.V.; any merger, consolidation or acquisition of MVT or Mobileye N.V. with, by or into another corporation, entity or person; or any change in the ownership of more than 50% of the voting capital stock of MVT or Mobileye N.V. in one or more related transactions, in each case excluding any such transaction entered into primarily for the purpose of an internal reorganization and which does not result in any material change in the ultimate beneficial ownership of MVT or Mobileye N.V. In addition, if the employment of either Professor Shashua or Mr. Aviram is terminated for any reason other than cause, all his unvested options shall vest and be immediately exercisable. Each of Professor Shashua and Mr. Aviram has also agreed to customary non-competition and non-solicitation provisions during the term of the agreements and for 18 months after termination of their employment for any reason. The agreements are governed by Israeli law.

Indemnification, Exculpation and Insurance

Our articles of association provide for indemnification by us of all present and former directors, officers, employees and agents, as well as any person acting at our request as a director, officer, employee or trustee of another entity, against liabilities, costs and expenses incurred by them in connection with the performance of their duties as directors, officers, employees or trustees of the Company or such other entities, provided they acted in good faith and in a manner that they reasonably believed to be in or not opposed to our best interests and, in respect of indemnification for liabilities arising from a criminal procedure, had no grounds for believing that their conduct was unlawful. There is no entitlement to indemnification to the extent that a court of competent jurisdiction determines, in a final, non-appealable judgment, that any person seeking indemnification has been guilty of willful misconduct or gross negligence in respect of the matter for which such person is seeking indemnification, unless the court determines that indemnification is nevertheless proper in

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the circumstances. Indemnification is not available under Dutch law with respect to liability arising under certain mandatory provisions of Dutch law.

Persons entitled to indemnification may receive payment in advance of legal and other expenses incurred by them in defending actions in respect of which they may be entitled to indemnification, subject to their providing us with an undertaking to refund any amount in respect of which a court of competent jurisdiction by a final, non-appealable judgment determines that the relevant director or officer is not entitled to indemnification.

In addition to these indemnification provisions in our articles of association, we have entered into agreements to indemnify members of our board of directors and our executive officers against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we maintain directors’ and officers’ liability insurance.

Our articles of association provide that directors are not personally liable to us for breaches of their duties as directors, other than for (i) violation of the duty of loyalty owed to us or our shareholders, (ii) transactions from which the director derives an improper personal benefit, (iii) willful misconduct or deliberate violation of law or (iv) liability arising under mandatory provisions of Dutch law.

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to members of our board of directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Equity Incentive Plans

All grants of equity-based compensation for executive and non-executive directors must be approved by our general meeting of shareholders. In July 2014, our general meeting of shareholders adopted a resolution giving our board of directors the power to grant equity-based compensation from time to time to our directors, up to the maximum number of shares available for grant under our present and future equity incentive plans as in effect from time to time. The 2003 Plan provides only for the grant of stock options. In May 2014, our supervisory board increased the pool of options to be available under the 2003 Plan to up to 18% of the issued and outstanding shares of the Company. As of December 31, 2015, options to purchase approximately 27.2 million ordinary shares were outstanding of which options to purchase 16.0 million ordinary shares were vested as of that date, and all such outstanding options had a weighted average exercise price of  $4.79 per share. In addition, as of December 31 2015 281,181 RSUs were outstanding and all such outstanding RSUs had a weighted average grant date fair value of $41.0. In December 2014, our board of directors approved the 2014 Plan, which provides for grants of stock options, restricted shares and RSUs and became effective in January 2015. The maximum number of shares issuable pursuant to the 2014 Plan is 11.8 million, which, together with then outstanding options under the 2003 Plan, equaled 18% of the outstanding ordinary shares as of December 31, 2015. The Company does not expect to grant additional options under the 2003 Plan. Under Dutch law, our equity award plans do not require shareholder approval.

All shares issued under our equity incentive plan during the year 2015, and all shares to be issued under our equity incentive plan during the foreseeable future, were or will be (unless and until the Company establishes a share repurchase program, at which time the Company may elect to use treasury shares to satisfy its obligations under the equity incentive plans), newly issued shares rather than treasury shares. All awards to date under our equity incentive plan vest over time, and/or are immediately exercisable, without being subject to any performance criteria (other than continuing employment, to the extent described below).

2003 Share Option Plan (the “2003 Plan”). Our 2003 Plan was approved and adopted by our supervisory board in January 2004. In December 2013, the supervisory board extended the original ten-year term of the 2003 Plan by another ten years so that it will expire in January 2024. There is also an Israeli Appendix for option holders who are residents of Israel. The 2003 Plan provides for the grant of options to our and our subsidiaries’ directors, employees, officers, advisors and consultants. In connection with the extension of the 2003 Plan in December 2013, all then outstanding 6,136,175 options that were scheduled to expire before December 31, 2014 had their terms extended until December 31, 2016.

The 2003 Plan is administered by our board of directors or our Compensation Committee, which determines, subject to Israeli and Dutch law, the grantees of awards and various terms of the grant. The 2003 Plan provides for granting options in compliance with Section 102 of the Ordinance. Options granted under the 2003 Plan to Israeli employees have been granted under the capital gains track of Section 102 of the Ordinance. In order to comply with the terms of the capital

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gains track, all options that have been granted under the 2003 Plan pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as a result of a share dividend or share split, are granted to a trustee for the benefit of the relevant employee, director or officer and are held by the trustee for at least two years after the date of grant.

Options granted under the 2003 Plan are exercisable at such times and under such conditions as are determined by our board of directors or Compensation Committee. Unless a shorter term is set by our board of directors or Compensation Committee with respect to a specific award, options expire 10 years from the grant date. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options terminate on the date of such termination, unless otherwise determined by the Compensation Committee. If a grantee’s employment or service terminates due to death or disability, the grantee’s vested options may be exercised by the grantee, the grantee’s legal guardian or the grantee’s estate (as the case may be), for 12 months following the death or disability. If a grantee’s service or other relationship to our company terminates for any other reason, the grantee may exercise his or her vested options within one month after the date of such termination (or such different period as our Compensation Committee shall prescribe), unless earlier terminated in accordance with an agreement between the Company and the grantee. In addition to the shares reserved under the 2003 Plan, any options granted under the 2003 Plan that are terminated or forfeited for any reason without having been exercised, return to the pool under the 2003 Plan and enlarge the reserved shares under the 2003 Plan.

In the event of our merger or consolidation, or sale of all or substantially all of our shares or assets, then, without the consent of the option holder, each outstanding option shall be assumed or an equivalent option substituted by the successor company or an affiliate of the successor company. In the event that the successor company refuses to assume or substitute outstanding options, all unvested options will automatically expire, unless our board of directors or Compensation Committee determines otherwise with respect to certain options. In that case, our board of directors or Compensation Committee will notify the option holder that the option will be fully exercisable for a period of 15 days from the date of such notice and will terminate upon the expiration of such period.

2014 Equity Incentive Plan (the “2014 Plan”). Our 2014 Plan was approved by our board of directors in December 2014 and became effective in January 2015. The 2014 Plan also includes an Israeli Appendix for grantees who are residents of Israel. The 2014 Plan will remain in effect until suspended or terminated by our board of directors.

The 2014 Plan will be administered by our board of directors or our Compensation Committee, which determines, subject to Israeli and Dutch law, the grantees of awards and various terms of the grant. The 2014 Plan authorizes grants of options, restricted shares and restricted share units.

Options granted under the 2014 Plan will be exercisable at such times and under such conditions as are determined by our board of directors or Compensation Committee. Unless a shorter term is set by our board of directors or Compensation Committee with respect to a specific award, options will expire seven years from the grant date. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options issued under the 2014 Plan terminate on the date of such termination. If a grantee’s employment or service terminates due to death or disability, the grantee’s vested options may be exercised by him or her, or by his or her estate (as the case may be), for 12 months following death or disability (but not later than the end of the expiration term as set in the award agreement). If a grantee’s service or other relationship to our company terminates for any other reason, the grantee may exercise his or her vested options within 30 days after the date of such termination (or such different period as our Compensation Committee shall prescribe), unless earlier terminated in accordance with an agreement between the Company and the grantee. In addition to the shares reserved under the 2014 Plan, any options granted under the 2014 Plan that are terminated or forfeited for any reason without having been exercised, return to the pool under the 2014 Plan and enlarge the reserved shares under the 2014 Plan.

Under the 2014 Plan the award agreements for the grant of restricted shares will specify the number of shares, vesting conditions, if any, and other restrictions, if any, on the restricted shares. Other restrictions could include those based upon continued employment or service and the achievement of specific performance objectives. We may elect to have the restricted shares held through an escrow agent until all restrictions, if any, have lapsed. Upon the issuance of restricted shares, the award recipient must pay us in cash an amount equal to not less than the aggregate nominal value of the ordinary shares being issued. Generally, restricted shares may not be sold, transferred, pledged, assigned or otherwise alienated until the end of the applicable vesting period, if any. Unless otherwise provided by the board of directors or the Compensation Committee, the award recipient is entitled to full voting rights and to receive all dividends and other distributions paid with respect to the restricted shares (with such dividends and distributions subject to the same

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restrictions on transferability and forfeiture as the relevant restricted shares, unless otherwise provided in the award agreement).

A restricted share unit is a bookkeeping entry representing an amount equal to the Fair Market Value (as defined in the 2014 Plan) of one ordinary share on the date of grant. Under the 2014 Plan, the award agreements for the grant of restricted share units will specify the number of shares, vesting conditions, if any, and other restrictions, if any, on the restricted shares. Other restrictions could include those based upon continued employment or service and the achievement of specific performance objectives. Upon meeting the applicable vesting criteria, the award recipient must pay us an amount equal to not less than the aggregate nominal value of the ordinary shares being issued and the award recipient is entitled to receive a payout determined by the board of directors or the Compensation Committee, whether in cash, ordinary shares or a combination of both. Unlike restricted shares, holders of restricted share units have no voting rights or entitlements to dividends and other distributions; provided, however, that an Award Agreement may provide that the holder will receive dividend equivalents, which would be credited as additional restricted share units subject to the same vesting and other restrictions.

The Israeli Appendix to the 2014 Plan provides for granting options, restricted shares and restricted share units in compliance with Section 102 of the Ordinance. If awards under the 2014 Plan to Israeli employees are granted under the capital gains track of Section 102 of the Ordinance, in order to comply with the terms of the capital gains track, those awards, as well as the shares issued upon exercise of those awards and other shares received subsequently following any realization of rights with respect to such awards, such as a result of a share dividend or share split, are expected to be granted to a trustee for the benefit of the relevant employee, director or officer and held by the trustee for at least two years after the date of grant.

In the event of a merger of the Company with or into another company or other entity, or a demerger of the Company, or a Change in Control, each outstanding award under the 2014 Plan will be treated as the board of directors or the Compensation Committee determines, subject to certain minimum requirements as set forth in the 2014 Plan, and the Company will not be required to treat all awards similarly in the transaction. For purposes of the 2014 Plan, a “Change in Control” means the occurrence of any of the following events:

i.	A change in our ownership, which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of our shares that, together with the shares previously held by such Person, constitutes more than 50% of the total voting power of our issued and outstanding shares; provided, however, that for purposes of this clause (i), (1) the acquisition of beneficial ownership of additional shares by any one Person who is considered to already beneficially own more than 50% of the total voting power of our issued and outstanding shares will not be considered a Change in Control; and (2) if our shareholders immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of our shares immediately prior to the change in ownership, direct or indirect beneficial ownership of 50% or more of the total voting power of our issued and outstanding shares, such event shall not be considered a Change in Control under this clause (i). For this purpose, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more companies or other business entities which own shares in the Company, either directly or through one or more subsidiary companies or other business entities;

ii.	A change in our effective control, which occurs on the date that a majority of the members of our board of directors is replaced during any 12-month period by directors whose election is not endorsed by a majority of the members of our board of directors prior to the date of the election; or

iii.	A change in the ownership of a substantial portion of our assets, which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from us that have a total gross fair market value equal to 50% or more of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), a transfer to an entity that is controlled, directly or indirectly, by our shareholders immediately after the transfer will not constitute a change in the ownership of a substantial portion of our assets; for purposes of this subsection (iii), gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For information regarding option and RSU grants and exercises during the year 2015, see Note 11(d) to our audited consolidated financial statements included elsewhere in this Annual Report.

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Additional Benefits

As is customary in Israel, we provide automobiles for our executive officers. In addition, our executive officers participate in customary benefit plans available to all of our Israeli-based employees.

Board of Directors

Our board of directors consists of seven directors, less than a majority of whom are citizens or residents of the United States.

Responsibilities of Executive and Non-Executive Directors

We have a one-tier board structure, consisting of executive directors and non-executive directors.

Our executive directors are responsible for our day-to-day management, in accordance with the policies adopted from time to time by our board of directors as a whole. The executive directors must comply with any specific instructions given to them by the board as a whole. Our board of directors as a whole determines our policies with respect to the following matters:

•	our long- and short-term operational and financial goals and the strategy to be followed in reaching those goals;

•	matters of corporate responsibility;

•	selecting, regularly evaluating the performance of, and approving the compensation of, our senior executives;

•	general oversight with respect to the conduct of our business, with a view to evaluating whether the business is properly managed;

•	general oversight with respect to the process for maintaining the integrity of our financial statements and other public disclosures, and with respect to compliance with law and ethics;

•	monitoring the effectiveness of the governance practices under which the board and executive officers operate and making or proposing changes in those governance practices;

•	compliance with relevant laws and regulations;

•	shareholder and investor relations; and

•	such other matters as the board may from time to time determine.

In making decisions our board of directors is required by Dutch law to take into account not only the interests of shareholders, but also of all other persons having an interest in us, including employees, creditors and persons with whom we have business dealings.

Our non-executive directors supervise the conduct of our business by our executive directors and provide general advice to our executive directors. Non-executive directors are not involved in our day-to-day management except in relation to those matters specifically assigned to the non-executive directors or the board as a whole pursuant to Dutch law, our articles of association or the rules and regulations of our board of directors.

Only our executive directors are authorized to represent us by signing contracts or entering into other dealings with third parties. However, all material contracts and other material actions to be taken by the executive directors (e.g., material litigation) will be subject to prior approval of the board as a whole.

Our board of directors appoints a Presiding Director (voorzitter) from among its members. The Presiding Director, who must be a non-executive director, will not have a casting (or tie-breaking) vote. The Presiding Director of our board of directors is Peter Seth Neustadter.

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Resolutions of the board must be adopted by an absolute majority of the votes cast. Each director is entitled to one vote. Executive directors will not participate in the decision-making and votes concerning the determination of the compensation of executive directors.

Election, Removal and Suspension of Directors

Our board of directors consists of five non-executive directors and two executive directors, Professor Shashua and Mr. Aviram. Any change in the number of our executive or non-executive directors, or in the total number of members of our board of directors, must be approved by a resolution of our board of directors, including the affirmative vote of a majority of the executive directors and a majority of the non-executive directors.

Approximately one-third of our board of directors will be elected annually. Directors will generally be elected for a three-year term expiring at the end of the annual general meeting of shareholders held in the third year following their election. However, the initial terms of office of Messrs. Desheh and Neustadter will expire at the end of our annual general meeting of shareholders held in 2016. The terms of office of Messrs. Tomaso Poggio and Eli Barkat and Dr. Judith Richter will expire at the end of our annual general meeting of shareholders held in 2017. The terms of office of Messrs. Shashua and Aviram will expire at the end of our annual general meeting of shareholders held in 2018. Upon any increase or decrease in the number of directors, or in the case of an election of a new director to fill a vacancy created by a director not completing his or her term of office, the newly elected board member may be elected for a shorter or longer term of office than three years, so as to ensure that the terms of office of approximately one-third of the entire number of directors expire each year.

Our directors are elected by our general meeting of shareholders by a simple majority of the votes cast. Directors are designated as either executive directors or non-executive directors at the time of their election. Dutch law does not permit cumulative voting for directors. A director is not required to hold any of our shares by way of qualification.

Our general meeting of shareholders may only suspend or remove directors when two-thirds of the votes are cast in favor of the resolution for suspension or removal, provided that the votes cast in favor of the resolution represent more than 50% of all issued and outstanding shares.

Executive directors also may be suspended for a period of up to three months by a majority vote of the directors present or represented at a board meeting (excluding the executive director whose suspension is being proposed).

A suspension cannot last longer than three months. During this three-month period, if the general meeting of shareholders does not adopt a resolution removing the suspended director by a supermajority vote as described above, the suspended director will be reinstated.

Our articles of association do not provide any term limits for our directors, and our directors will not be required to retire upon reaching any specified age.

Director Independence

As a foreign private issuer, we are not required to comply with NYSE rules that would otherwise require us to have independent directors on our board of directors, except to the extent that our Audit Committee is required to consist of independent directors. However, we will maintain compliance with the NYSE requirement that a majority of our board of directors be independent within the meaning of the NYSE listing standards. Our board of directors has determined that, under current NYSE listing standards regarding independence, and taking into account any applicable committee standards, only Professor Shashua and Mr. Aviram are not independent directors. The Dutch Code also requires that a majority of our board of directors consists of independent directors. Only Professor Shashua and Mr. Aviram are not independent directors within the meaning of the Dutch Code.

Board Committees

Audit Committee

Our Audit Committee consists of three directors independent under the NYSE requirements and the Dutch Code. Our Audit Committee consists of Mr. Desheh, Mr. Neustadter and Mr. Barkat. Mr. Desheh serves as the chairman of our Audit Committee. Our board of directors has determined that at least one member of the Audit Committee, Mr. Desheh, is an “audit committee financial expert” as defined by the SEC and a “financial expert” as that term is defined in the Dutch

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Code and also meets the additional criteria for independence of Audit Committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.

The principal duties and responsibilities of our Audit Committee are to oversee and monitor the following:

•	our financial reporting process and internal control system;

•	the integrity of our consolidated financial statements;

•	the independence, qualifications and performance of our independent registered public accounting firm;

•	the performance of our internal audit function;

•	our related party transactions; and

•	our compliance with legal, ethical and regulatory matters.

Under the Dutch Code, our Audit Committee also exercises general supervision and control over our policies in regard to tax planning, corporate finance and information technology.

Approval of Transactions with Related Parties

The approval of the Audit Committee is required for specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Related Party Transactions — Related Party Transaction Policy.” In addition, under Dutch law any member of the Audit Committee who himself has a conflict of interest with respect to the matter as to which approval is being sought must refrain from participating in the decision-making process concerning, or casting any vote with respect to, any resolution relating to that matter.

Compensation Committee

Our Compensation Committee consists of Mr. Neustadter, Mr. Desheh and Dr. Richter. Mr. Neustadter serves as the chairman of the Compensation Committee.

The principal duties and responsibilities of the Compensation Committee are as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies for our directors and executive officers and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation programs and arrangements applicable to our directors and executive officers and the compensation of our non-executive directors and all employees who report directly to our executive directors and other members of our senior management other than executive directors;

•	to review and make recommendations to our board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to review, and recommend for approval by our board of directors and general meeting of shareholders, the compensation of, and reimbursement policies for, our non-executive directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to provide regular reports to our board of directors and take such other actions as are necessary and consistent with our articles of association.

Each designated member of our Compensation Committee is an “independent director” in accordance with the NYSE rules and the provisions of the Dutch Code, as affirmatively determined by our board of directors.

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Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Mr. Barkat, Dr. Richter and Professor Poggio. Mr. Barkat serves as the chairman of the Nominating and Corporate Governance Committee. The principal duties and responsibilities of the Nominating and Corporate Governance Committee are as follows:

•	to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to our board of directors and for membership on committees of our board of directors; and

•	to make recommendations to our board of directors regarding board governance matters and practices.

General Meeting of Shareholders

We must hold a general meeting of shareholders no later than June 30 of each year.

At our annual general meeting of shareholders, our shareholders will be able to discuss the annual report of our board of directors with respect to the general state of affairs of our company, adopt our annual Dutch statutory accounts, vote whether to grant discharge to directors and elect members to fill any vacancies on our board of directors.

Our board of directors will determine the items on the agenda for our shareholders meeting. In addition, any shareholders holding individually or in the aggregate more than 3% of our issued and outstanding shares may submit proposals for inclusion on the agenda of any shareholders meeting. Provided we receive such proposals no later than 60 days before a shareholders meeting, we must include such proposals on the agenda for the meeting.

An extraordinary general meeting of shareholders may be convened at any time by our board of directors. Shareholders representing alone or in aggregate at least 10% of our issued and outstanding share capital may also request the board to call an extraordinary general meeting of shareholders with an agenda as requested by the shareholders requesting the meeting. If our board of directors does not in response to such a request call an extraordinary general meeting to be held within six weeks from the date of our receipt of the request, the persons requesting the meeting may be authorized upon their request by a Dutch court in summary proceedings to convene an extraordinary general meeting with the agenda requested by them. The court will only grant such request if it finds that the persons requesting a shareholders meeting have a sufficiently strong interest in holding a meeting with the agenda requested by them to justify authorizing them to convene a shareholders meeting.

Each of our ordinary shares is entitled to one vote at each shareholders meeting. Shareholders may vote by proxy. We may not exercise voting rights with respect to any shares held by us or our subsidiaries.

Except as specifically otherwise stated in our articles of association, decisions of the general meeting of shareholders will be taken by an absolute majority of the votes cast at the meeting.

Under Dutch law, we may not take any of the following actions without the prior approval of our general meeting of shareholders:

•	Sell or otherwise dispose to a third party all or substantially all of our business;

•	Enter into or terminate any joint venture or similar long-term cooperative arrangement with third parties, including becoming or ceasing to be a general partner in a partnership, in each case if such arrangement or the termination thereof is material to us; and

•	Acquire (directly or through a subsidiary) shares in another company, or dispose of (directly or through a subsidiary) shares in a company, in each case having a value in excess of one-third of our assets as shown on our most recently adopted consolidated balance sheet included in our Dutch statutory accounts.

Our articles of association provide that the following actions may only be taken with the approval of two-thirds of the votes cast in a shareholders meeting representing more than 50% of our issued and outstanding shares (a “Supermajority Vote”):

•	Amendment of our articles of association;

•	Approval of a sale of all or substantially all of our business, as described above;

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•	Approval of acquisitions of, or investments in, other companies required to be approved by shareholders that have a value equal to or exceeding 20% of our total market capitalization (as defined below);

•	Approval of joint ventures and divestitures required to be approved by shareholders (as described above);

•	Approval of a statutory merger or statutory demerger; and

•	Approval of liquidation or dissolution.

Acquisitions of, or investments in, other companies that are required to be approved by shareholders and that have a value less than 20% of our total market capitalization can be approved by a simple majority of the votes cast at shareholders meetings and thus do not need to be approved by a Supermajority Vote.

“Total market capitalization” as of any date means, for purposes of determining whether a Supermajority Vote or a simple majority vote is required to approve a transaction as described above, (i) the total number of our issued and outstanding ordinary shares as of such date multiplied by (ii) the closing price of an ordinary share as of such date; and “closing price” of an ordinary share as of any date shall mean the average closing price of an ordinary share on the principal securities exchange or interdealer quotation system where our ordinary shares are then traded, during a period of up to 30 trading days prior to such date, which period shall be determined by our board of directors.

Our articles of association provide that none of the actions requiring shareholder approval listed above may be taken except pursuant to a proposal by our board of directors.

Shareholders meetings may be held only in the following places in The Netherlands: Amsterdam, The Hague, Rotterdam or Haarlemmermeer (Schiphol Airport).

We must mail notices of each shareholders meeting to all shareholders, at their addresses as shown in our shareholders register, not later than 15 days prior to the date of the meeting. We will also post a notice of each shareholders meeting on our website at the time the meeting is called.

Prior to any shareholders meeting, our board of directors may set a record date in order to determine the eligibility of shareholders to attend, and to vote at, the meeting. If our board elects to set a record date for a meeting, the record date must be exactly 28 days before the scheduled date of the meeting. In the absence of a record date for a meeting, any person who is a shareholder as of the date when the meeting is held may attend and vote at the meeting.

In order to exercise the right to attend our general meeting of shareholders, to address our general meeting of shareholders or to vote in person at our general meeting of shareholders, shareholders must provide us with written notice of their intention to attend the shareholders meeting by no later than the deadline specified in the notice convening the meeting.

Our general meeting of shareholders will be presided over by our Presiding Director. In the absence of the Presiding Director, one of our other non-executive directors will preside over the meeting.

Shareholder action by written consent without a meeting is not permitted by our articles of association.

Anti-takeover Provisions

Dutch law permits us to adopt protective measures against takeovers. We have adopted the following anti-takeover measures:

•	Our board of directors has been authorized for a period of five years ending July 10, 2019 to issue shares and grant rights to subscribe for shares, up to the amount of our authorized share capital, and to exclude pre-emptive rights with respect to the issuance of shares and the grant of the right to subscribe for shares.

•	Our articles of association provide that our shareholders may only suspend or remove the members of our board of directors when two-thirds of the votes are cast in favor of the resolution for suspension or removal, provided that the votes cast in favor of the resolution represent more than 50% of our issued share capital.

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•	Our articles of association provide that only approximately one-third of our board of directors will be elected each year. The fact that not all of our directors are elected each year could have the effect of delaying the time when a hostile acquirer who acquires a controlling interest in our shares would be able to actually take control of us.

Related Party Transactions

The following is a description of some of the transactions with related parties (i.e., directors and persons holding more than 10% of our issued and outstanding shares (“10%+ shareholders”)) to which we, or our subsidiaries, are party. The descriptions provided below are summaries and do not purport to be complete. A conflict of interest exists in all cases described below due to the fact that the Company is entering into a transaction with a director or 10%+ shareholder or one of their affiliates.

Company Founders Agreements

The Founders (Ziv Aviram and Professor Amnon Shashua) each entered into a Founders Agreement with us in connection with their original investment in us prior to our IPO (collectively, the “Founders Agreements”), pursuant to which each Founder agreed not to terminate his employment with us until the earlier of the third anniversary of the closing of our IPO (August 6, 2017), or an Acquisition (as defined below), and agreed not to compete with us or to solicit any of our employees, subject to customary exceptions. For purposes of the Founders Agreements, “Acquisition” means (i) the acquisition of Mobileye by one or more Persons (as defined therein) by means of a transaction or series of related transactions (including, without limitation, any merger or consolidation or recapitalization, but excluding any merger effected exclusively for the purpose of changing the domicile of Mobileye) unless Mobileye’s shareholders of record as constituted immediately prior to such transaction or series of transactions will, immediately after such transaction or series of transactions, hold a number of securities representing a majority of the voting power of the resulting or surviving entity, (ii) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of Mobileye, whether in a single transaction or in a series of related transactions, to Persons that are not wholly owned subsidiaries of Mobileye or (iii) the closing of the transfer (whether by merger, consolidation or otherwise, but excluding any merger effected exclusively for the purpose of changing the domicile of Mobileye and any transaction or series of related transactions the sole purpose of which is to create a holding company that is owned in substantially the same proportions by the persons who held Mobileye’s securities immediately prior to such transaction or series of related transactions), in a transaction or series of related transactions, to a person or group of affiliated persons, of Mobileye’s securities if, after such closing, such person or group of affiliated persons would hold a majority of the voting power of Mobileye.

Indemnification Agreement

See — “Indemnification, Exculpation and Insurance” above.

Relationship with OrCam Technologies Ltd.

In 2010, Professor Shashua and Mr. Aviram co-founded OrCam Technologies Ltd., an Israeli company that is developing artificial vision technology for the visually impaired and for other purposes. Professor Shashua is the Chairman of the Board and Chief Technology Officer, and Mr. Aviram is the President and Chief Executive Officer, of OrCam. Under their employment agreements with us, each of them has the right to spend a limited amount of time on other ventures, including OrCam. Other than Professor Shashua and Mr. Aviram, Mobileye and OrCam do not share any employees.

We sublease space in our Jerusalem facility to OrCam under a sublease agreement. The sublease agreement has been amended to increase the size of leased space and we expect additional amendments from time to time in the future. Each amendment has been approved by our Audit Committee in accordance with our Related Party Transaction Policy (described below). OrCam currently subleases 1,166 square meters (approximately 12,550 square feet) from us at our Jerusalem facility for monthly rent of  $29 per square meter inclusive of management and maintenance fees and payment by OrCam of certain other obligations, including insurance and municipal taxes. The current lease term expires on August 1, 2016 with automatic one year renewals, provided that OrCam satisfies the renewal requirements. We believe the sublease terms are comparable to those that would have been reached in an arm’s-length negotiation.

Equity Award Plans

See “Equity Incentive Plans” above.

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Shareholders Agreement

All our shareholders prior to our IPO, including the Founders, were parties to a shareholders agreement that, among other matters, addressed pre-emptive rights, restrictions on transfers of shares, appointment of directors and liquidation. The shareholders agreement also incorporated by reference the rights investors received in their investment agreements in connection with their original investments in us. The shareholders agreement and those rights terminated upon the closing of our IPO.

Related Party Transaction Policy

Our board of directors has adopted certain written policies and procedures with respect to related party transactions. These policies and procedures require that certain transactions (other than transactions involving compensation) between us and any of our directors, executive officers or beneficial holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals, may be consummated only when we determine that the transaction is in, or is not inconsistent with, the best interests of our company and its stakeholders, including situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. Whether a proposed transaction is on comparable terms to those available from an unrelated third party may be determined by, among other means, gathering publicly available information about the terms offered by third parties in similar transactions, soliciting offers from third parties or engaging independent experts to evaluate the terms offered by the related party.

Our policies and procedures with respect to related party transactions also apply to certain charitable contributions by us or our executive directors and executive officers and to the hiring of any members of the immediate family of any of our directors or executive officers as our permanent full-time employees. Approval or ratification of any transaction that requires approval or ratification under our policies concerning related party transactions must be obtained from our board of directors by a majority vote of the disinterested members thereof. A related party transaction can also be approved by a majority vote of the disinterested members of our Audit Committee. Directors having a conflict of interest in respect of a proposed transaction may not participate in the deliberation or decision-making with respect to that transaction. All directors are required to notify the board of directors immediately of all transactions involving a (potential) conflict of interest.

Transactions involving compensation of our executive directors must be approved by a disinterested vote of our non-executive directors. Transactions involving compensation of our non-executive directors must be approved at a general meeting of our shareholders. See “Compensation of Directors and Officers” above.

All related party transactions entered into by the Company during the year 2015 were approved in accordance with our Related Party Transaction Policy as described above. Our Related Party Transaction Policy as described above is fully compliant with the provisions of the Dutch Code relating to related party transactions between the Company, on the one hand, and our directors and 10%+ shareholders and their affiliates, on the other hand.

Representation of Women on the Board of Directors

The Dutch One-Tier Board Act ("Wet bestuur en toezicht") effective as of 1 January 2013 indicates that the board will be deemed to have a balanced gender distribution if, of the seats occupied by individuals, at least 30% are occupied by women and at least 30% by men. In 2015 the Board of Directors did not meet the 30% requirement stipulated in the Dutch Act. Mobileye NV aims to achieve a wide and diverse composition of staff within all levels of the company and will take the requirements into consideration as much as possible in future appointments.

EVENTS SINCE DECEMBER 31, 2015

Since December 31, 2015 no events have occurred which have had, or are reasonably likely in future to have, material financial consequences for the Company and its consolidated subsidiaries.

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Amsterdam, May 14, 2016

Amnon Shashua	Ziv Aviram
Chairman and Executive Director	Executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Eyal Desheh	Peter Neustadter
Non-executive Director	Non-executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Tomaso A. Poggio	Judith Richter
Non-executive Director	Non-executive Director
Elected on July 31st 2014	Elected on July 31st 2014

Eli Barkat
Non-executive Director
Elected on July 31st 2014

Ms. Vivian Fransman, managing Director, resigned on June 18, 2014

Mr. Hagai Greenspon, Director, resigned on June 15, 2014

Mr. Norio Icihashi, Director, resigned on June 15, 2014

Mr. Nick Advani, resigned on June 16, 2014

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MOBILEYE N.V.

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
		2015	2014
	Note	U.S. dollars in thousands
		except per share data
REVENUES		240,872	143,637
COST OF REVENUES	7a	61,420	37,040
GROSS PROFIT		179,452	106,597
RESEARCH AND DEVELOPMENT, net	7a	42,834	36,251
SALES AND MARKETING	7a	12,722	12,821
GENERAL AND ADMINISTRATIVE	7a	45,463	71,378
OPERATING PROFIT (LOSS)		78,433	(13,853)
FINANCIAL INCOME	7b	2,877	1,989
FINANCE EXPENSES	7b	(1,030)	(5,274)
FINANCIAL INCOME (EXPENSES), net	7b	1,847	(3,285)
INCOME (LOSS) BEFORE TAXES ON INCOME		80,280	(17,138)
TAXES ON INCOME		(9,544)	(12,914)
NET INCOME (LOSS) ATTRIBUTED TO SHAREHOLDERS OF THE PARENT COMPANY		70,736	(30,052)
Basic earnings (losses) per share		0.33	(0.28)
Diluted earnings (losses) per share		0.30	(0.28)

The accompanying notes are an integral part of the consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31
	Note	2015	2014
		U.S. dollars in thousands

NET INCOME (LOSS)		70,736	(30,052)
OTHER COMPREHENSIVE INCOME (LOSS):
Items that will not be reclassified to profit or loss
Re-measurements of post-employment benefit obligations	9	(328)	1,595
Income taxes relating to re-measurements of post-employment benefit obligations		28	(144)
Items that may be subsequently reclassified to profit or loss
Change in fair value of available-for-sale marketable securities		(1,905)	(63)
Less: reclassification adjustment for net losses (gains) included in net income		311	(730)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)		(1,894)	658
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTED TO SHAREHOLDERS OF THE PARENT COMPANY		68,842	(29,394)

The accompanying notes are an integral part of the consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED BALANCE SHEETS

		December 31
		2015	2014
	Note	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	8	152,692	339,881
Restricted bank deposits	2e	3,061	2,315
Marketable securities	8	59,394	32,895
Trade accounts receivables, net		23,706	15,806
Inventories	6c	42,676	17,626
Other current assets	6d	11,382	9,215

T O T A L CURRENT ASSETS		292,911	417,738

NON-CURRENT ASSETS:
Marketable securities	8	260,982	-
Property and equipment, net	6a	11,031	8,787
Other long-term assets	6b	3,915	1,258
T O T A L NON-CURRENT ASSETS		275,928	10,045
T O T A L ASSETS		568,839	427,783

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED BALANCE SHEETS

		December 31
		2015	2014
	Note	U.S. dollars in thousands
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses	6e	24,593	17,870
Employee related accrued expenses		5,172	3,740
Deferred revenues		6,635	570
Short term tax liabilities	4	6,826	1,402
Other current liabilities	6f	6,388	3,767

T O T A L CURRENT LIABILITIES		49,614	27,349

NON-CURRENT LIABILITES:
Retirement benefit obligations, net	9	1,577	1,098
Long term tax liabilities	4	338	4,812
T O T A L NON-CURRENT LIABILITIES		1,915	5,910
T O T A L LIABILITIES		51,529	33,259

SHAREHOLDERS' EQUITY:	11
Ordinary shares, E 0.01 par value		2,558	2,511
Additional paid-in capital		577,221	523,324
Other reserves		(1,775)	(181)
Accumulated deficit		(60,694)	(131,130)
T O T A L SHAREHOLDERS' EQUITY		517,310	394,524
T O T A L LIABILITIES AND SHAREHOLDERS' EQUITY		568,839	427,783

Presiding Director	Chief Executive
Officer and Director

Date of approval of the financial statements: May 14, 2016

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Other reserves	Total
		U.S. dollars in thousands
Balance at December 31, 2013	202,513,145	2,350	240,572	(102,529)	612	141,005
Changes during 2014:
Issuance of ordinary shares in connection with initial public offering, net of issuance costs of $12.2 million	8,325,000	112	195,797			195,909
Exercise of options	3,715,916	49	10,102			10,151
Stock-based compensation			76,853			76,853
Other comprehensive income				1,451	(793)	658
Loss for the year				(30,052)		(30,052)
Balance at December 31, 2014	214,554,061	2,511	523,324	(131,130)	(181)	394,524
Changes during 2015:
Exercise of options and vesting of RSUs	4,293,369	47	8,928			8,975
Stock-based compensation			44,969			44,969
Other comprehensive income				(300)	(1,594)	(1,894)
Profit for the year				70,736		70,736
Balance at December 31, 2015	218,847,430	2,558	577,221	(60,694)	(1,775)	517,310

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended 31 December 2015 and 2014

In thousand U.S dollars		2015	2014
Operating activities
Profit (loss) for the year		70,736	(30,052)
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Depreciation	6	3,312	2,551
Exchange rate differences		(192)	3,087
Provision/(reversal) for employee benefit obligations, net		151	(66)
Loss from marketable securities and exchange rate differences	8	311	1,139
Stock-based compensation	11d	44,969	76,853
Change in deferred income taxes		(2,358)	2,886
Changes in working capital:
Inventories		(25,050)	(6,272)
Trade accounts receivables, net		(7,900)	(3,316)
Other current assets		(1,961)	(5,215)
Other long-term assets		(271)	(788)
Accounts payables and accrued expenses		6,232	6,059
Employee related accrued expenses		1,432	37
Deferred revenues		6,065	(484)
Short term tax liabilities		5,424	1,402
Other current liabilities		2,621	3,380
Long term tax liabilities		(4,474)	3,410
Net cash provided by operating activities		99,047	54,611
Investing activities:
Net change in restricted and short-term deposits		(700)	2,769
Proceeds from maturities of marketable securities	8	23,249	7,250
Proceeds from sales of marketable securities	8	143,742	24,002
Purchases of marketable securities	8	(456,377)	(19,361)
Purchase of property and equipment	8	(5,065)	(5,378)
Net cash provided by (used in) investing activities		(295,151)	9,282

Financing activities:
Issuance of shares, net of issuance costs	11d	-	196,364
Exercise of options	11d	8,769	10,151
Net cash provided by financing activities		8,769	206,515

Increase (Decrease) in cash and cash equivalents		(187,335)	270,408
Balance of cash and cash equivalents at beginning of period		339,881	72,560
Exchange rate differences on cash and cash equivalents		146	(3,087)
Balance of cash and cash equivalents at end of period		152,692	339,881

Supplementary information on activities not involving cash flows:
Non cash purchase of property and equipment		1,064	573

Additional information on cash provided by (used in) operating activities:
Income tax paid		10,641	2,609
Interest received		3,271	846

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General

Mobileye N.V. was incorporated in the Netherlands in 2001 and is the parent company of the following wholly owned subsidiaries: Mobileye Inc., a company incorporated in the United States (the "US subsidiary"), Mobileye Technologies Ltd., a company incorporated in Cyprus (the "Cypriot subsidiary”), Mobileye Vision Technologies Ltd., a company incorporated in Israel (the "Israeli subsidiary”), Mobileye Japan Ltd, a company incorporated in Japan (the “Japanese subsidiary") and Mobileye Germany GmbH, a company incorporated in Germany (the "German subsidiary") and Mobileye Auto Service (Shanghai) Co. Ltd. (the "Chinese subsidiary").

The address of the parent company's registered office is Geulstraat 15, 1078 KX Amsterdam.

The Company and its subsidiaries together (the "Company") is a global leader in the design and development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems ("ADAS") and autonomous driving.

On August 6, 2014, the Company completed its initial public offering ("IPO"), which included an issuance of 8,325,000 ordinary shares (with no liquidation preference), at $25 per share, before underwriting discounts and commissions. The Company's ordinary shares are listed on the New York Stock Exchange (the “NYSE”).

The IPO generated proceeds to the Company of $197.7 million net of underwriting discounts and commissions, before $1.8 million of expenses related to the IPO. In connection with the IPO, the Company also generated proceeds of $1.5 million from the exercise of 1,463,051 stock options.

Note 2 - Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a.	Basis of preparation and adoption of IFRS

The consolidated financial statements of the group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The consolidated financial statements have been prepared under the historical cost convention, except for valuation of available-for-sale financial assets which are carried at fair value.

As the financial data of the Company are included in the consolidated financial statements, the income statement in the Company financial statements is presented in its condensed form (in accordance with article 402, Book 2 of the Dutch Civil Code).

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

b.	Foreign currency translation

1.	Functional and presentation currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the United States dollar. The consolidated financial statements are presented in United States dollar, which is the Company’s subsidiaries functional and presentation currency.

2.	Transactions and balances

Monetary accounts maintained in currencies other than the United States dollar (principally cash and liabilities) are re-measured into United States dollars using the representative foreign exchange rate at the balance sheet date.

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions.

Nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction.

The effects of foreign currency re-measurement are reported in in the Income Statements as part of “Net finance income (expenses)”.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Cash and Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

e.	Restricted bank deposits

Such short-term deposits are stated at cost which approximates market value. Short-term restricted bank deposits include approximately $3.1 million and $2.3 million as of December 31, 2015 and December 31, 2014, respectively. These deposits serve as collateral for bank guarantees.

f.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates average cost. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and the estimated costs necessary to make the sale. The Company analyzes and adjusts excess and obsolete inventories primarily based on future demand forecasts. Although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of the inventory and the reported operating results. If actual market conditions are less favorable than the Company's assumptions, additional write-downs may be required.

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Note 2 - Significant accounting policies (continued):

g.	Trade receivables and allowance for doubtful accounts

The Company’s account receivables are derived primarily from sales to companies in the automotive manufacturing industry located mainly in the United States and Europe. Concentration of credit risk with respect to account receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. Credit is given based on an evaluation of a customer’s financial condition and generally, collateral is not required. Trade accounts receivable from sales of products are typically due from customers within 30 - 90 days. Trade accounts receivable balances are initially recognized at fair value and subsequently at amortized cost basis using the effective interest rate method less provision for impairment. Accounts outstanding longer than their original contractual payment terms, are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history from such customers, and customer’s current ability to pay its obligation to the Company. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The Company writes-off accounts receivable when they become uncollectible. The majority of trade receivables is current and is not past due.

h.	Property and equipment, net

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method.

Annual rates of depreciation are as follows:

%
Computers and electronic equipment (mainly 33%)	15-33
Vehicles	15
Office furniture	7
Molds	33

Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease and estimated useful life of the improvements.

i.	Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

j.	Financial assets

Classification

The Company classifies its financial assets in the following categories: loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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Note 2 - Significant accounting policies (continued):

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company invests in marketable securities classified as available for sale. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

The Company classifies its investments in marketable securities as available-for-sale.

Recognition and measurement

Regular purchases and sales of financial assets are recognized on the date of settlement, which is the date in which the asset was delivered to the Company. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Changes in the fair value of securities classified as available for sale are recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of net finance income. Dividends on available-for-sale equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Impairment of financial assets

i.	Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For loans and receivables category, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate.

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Note 2 - Significant accounting policies (continued):

The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

ii.	Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

-	For debt securities, the Company uses the criteria referred to in (i) above.
-	In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired.

If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statement.

k.	Research and development

Research and development expenses consist primarily of personnel, facilities, equipment and supplies for research and development activities. An intangible asset arising from development is recognized if all of the following conditions are fulfilled:

▪	Technological feasibility exists for completing development of the intangible asset so that it will be available for use or sale.
▪	It is management's intention to complete development of the intangible asset for use or sale.
▪	The Company has the ability to use or sell the intangible asset.
▪	It is probable that the intangible asset will generate future economic benefits, including existence of a mark
▪	et for the output of the intangible asset or the intangible asset itself or, if the intangible asset is to be used internally, the usefulness of the intangible asset.
▪	Adequate technical, financial and other resources are available to complete development of the intangible asset, as well as the use or sale thereof.
▪	The Company has the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2015, the Company has not capitalized development expenses.

The Company occasionally enters into best-efforts nonrefundable “Non-Recurring Engineering” (“NRE”) arrangements in which the Company is reimbursed for a portion of the research and development expenses attributable to specific development programs. The Company does not receive any additional compensation or royalties upon completion of such project and the potential customer does not commit to purchase the resulting product in the future. The participation reimbursement received by the Company does not depend on whether there are future benefits from the project. All intellectual property generated from these arrangements are exclusively owned by the Company. Participations in expenses for research and development projects are recognized on the basis of the costs incurred and are netted against research and development expenses in the statement of operations.

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Note 2 - Significant accounting policies (continued):

l.	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company's activities.

The Company generally does not provide rights of return to its customers.

Revenue of sales of products to resellers and distributors occurs upon delivery of products to the resellers and distributors. The Company does not give distributors any adjustments to cover price adjustments.

m.	Current and deferred income tax

The tax expense for the reported years comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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Note 2 - Significant accounting policies (continued):

n.	Provision for warranty

The Company provides warranties for its products, which vary with respect to each contract and in accordance with the nature of each specific product, for terms of one to three years.

The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

o.	Stock-based payments

The Company operates an equity-settled, share-based compensation plan, under which the Company receives services from employees as consideration for equity instruments of the Company. The fair value of the employee services received is recognized with reference to fair value of the options granted as an expense over the requisite service period, net of estimated forfeitures.

The fair value of options granted is estimated using the Black-Scholes option pricing model and fair value of restricted stock units ("RSUs") granted is based on the market value of the underlying shares at the date of grant.

At the end of each reporting period, the Company revises its estimates of the number of equity awards that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When the options are exercised or RSUs vest, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and additional paid in capital.

p.	Employee benefits

(i)	Pension and severance obligations

The Company operates various post-employment schemes, including both defined benefit and defined contribution pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay additional contributions other than the regular annual contribution.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit severance plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interests on high-quality corporate bonds that have a deep market.

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Note 2 – Significant accounting policies (continued):

Since the transition to IFRS on January 1, 2008, there was a generally accepted common practice notion in Israel that there was no deep market for high-quality corporate bonds in Israel, therefore a discount rate was used based on Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability. On November 25, 2014 the Israeli Securities Authority published an economic research indicating changes in the economic environment in Israel stating that a deep market exists in Israel for high-quality corporate bonds denominated in NIS. As a result the Company used the discount rate of high-quality corporate bonds in demining the discount rate as of December 31, 2014. The impact of the change in discount rate was recorded in other comprehensive income as remeasurement of the present value of the obligation, net.

Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise and aggregated in equity.

Past-service costs are recognized immediately in income.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Interest costs in respect of the defined benefit plan are charged or credited to finance expenses, net.

For defined contribution plans (pension), the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii)	Other obligations

Labor laws in Israel entitle every employee of the Israeli subsidiary to vacation days and recreation pay, both of which are computed annually. The entitlement with respect to each employee is based on the employee's length of service at the Company. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited in income in the period in which they arise. These obligations are valued annually by independent qualified actuaries based on the individual entitlement of each employee.

q.	Shareholders' equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from issuance proceeds.

r.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

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Note 2 – Significant accounting policies (continued):

s.	Provisions

Provisions for legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

t.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who is responsible for allocating resources and assessing performance of the operating segments.

The Company’s Chief Operating Decision Maker ("CODM") manages the Company on the basis of two reportable segments: (i) Original Equipment Manufacturing (“OEM”) and (ii) After Market (“AM”). The OEM segment supplies core intelligence of complete systems to Tier 1 manufacturers in the automotive industry. In the OEM segment the Company supplies System on Chip (SoC) which includes core intelligence to be ultimately implemented within new vehicles through Tier 1 manufacturers who are system integrators to the automotive industry. In the AM segment the Company sells a complete system which offers a variety of advanced driver assistance functions to customers being primarily fleet commercial vehicles new vehicle dealers and importers either directly or through distributors.

The Company purchases all its SoC from a single supplier. Any issues that occur and persist in connection with the manufacture, delivery, quality or cost of the assembly and testing of inventory could have a material adverse effect on the Company’s business and financial condition. The purchase agreement with the supplier expires on December 31, 2022.

u.	Standards and amendments to standards that are not yet effective and have not been early adopted by the Company:

(1) In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance. IFRS 15 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The standard addresses a wide range of topics relating to the revenue recognition model, including: variable consideration, financing component in a contract and costs to obtain and fulfill a contract. It also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers.

The new standard is effective retrospectively for annual reporting periods beginning on or after January 1, 2018, according to its transition provisions. Earlier application is permitted. The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. January 1, 2018), i.e. without restating the comparative period; and applying the new rules to contracts that are not completed as of the date of initial application. At this stage, the Group is still evaluating the impact of the new rules on the Group’s financial statements.

(2) IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 – Significant accounting policies (continued):

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Company is yet to assess IFRS 9’s full impact.

(3) The IASB has issued IFRS 16 'Leases' which provides a new model for lease accounting in which all leases, other than short-term and small-ticket-item leases, will be accounted for by the recognition on the balance sheet of a right-to-use asset and a lease liability, and the subsequent amortization of the right-to-use asset over the lease term. IFRS 16 will be effective for annual periods beginning on or after 1 January 2019. The Company is yet to assess IFRS 16’s full impact.

v.	New and amended standards adopted by the Company

None of the standards, amendments and interpretations which are effective for the financial year beginning 1 January 2015 are material to the Company.

Note 3 - Financial risk management

3.1 Financial risk factors

The Company's activities expose it to a variety of financial risks: market, credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Risk management is carried out by the company's CFO under policies approved by the board of directors. The board of directors discusses and identifies on a regular basis, financial and operational risks in close co-operation with the Company's operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, dependence on a sole supplier and investment of excess liquidity.

(a) Market risk

Foreign exchange risk: The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures.

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Company carries out a great majority of its sales and manufacturing activities in USD hence it is not exposed to foreign exchange risk in these areas. The Company is exposed primarily to the NIS exchange rate risk with respect to its activity in Israel, mainly regarding payroll expenses. The Company sustains NIS cash balances sufficient for 12-24 months for its NIS requirements.

Interest rate risks: Interest rate risk is the risk that the value of a financial instrument will be affected by changes in the market rate of interest. The Company's interest rate risk relates to its investments in marketable securities, which are in government and corporate debentures.

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Note 3 - Financial risk management (continued):

(b) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents which include short-term deposits, marketable securities and account receivables.

The majority of the Company's cash and cash equivalents are invested in major banks domiciled in Israel and the U.S. Generally, these cash equivalents may be redeemed upon demand. Short term bank deposits (included in cash and cash equivalent) are held in financial institutions with high credit standing. Accordingly, management believes that these bank deposits have minimal credit risk.

The Company's marketable securities include investments in government debentures and corporate debentures including financial institutions debentures. Marketable securities owned by the Company are deposited within major financial institutions, located in the United States and Europe. The credit risk associated with the Company's marketable securities portfolio is minimal as the Company invests in diverse portfolio of highly-rated securities and the Company's investment policy requires average rating of A+, as determined by S&P, of the Company's marketable securities portfolio and limits the amount that the Company may invest with any one type of investment or issuer (except for bonds issued by the U.S. government).

As of December 31, 2015, 85% of the Company's marketable securities portfolio was invested in debt securities of corporations, 12% in debt securities of financial institutions and 3% in debt securities of governmental institutions. From geographic prospective, 65% of the Company's marketable securities portfolio was invested in debt securities of North American issuers, 27% was invested in debt securities of European issuers and 8% was invested in debt securities of other geographic-located issuers.

The Company’s investments in debt securities earning fixed rates of interest expose the Company to fair value interest rate risk. All of the Group’s instruments bearing fixed interest are measured at fair value through the comprehensive income.

Therefore, changes in the interest rate as at the date of the report would not be expected to have any impact on the profit or loss in respect of changes in the value of assets bearing fixed interest. At December 31, 2015 and 2014, if interest rates had been 5% higher/lower with all the other variables held constant other components of equity would have been lower/higher at immaterial amounts.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company monitors its cash flow requirements on a regular basis to ensure it has sufficient cash to its expected operational expenses that can be reasonably predicted.

3.2 Fair value estimation

Below is an analysis of financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).
•	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (Level 3).

A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

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Note 4 - Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.	Employee compensation in connection with equity awards

In evaluating the fair value and the recognition method of share-based payment, the Company's management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the number of options that will vest. Actual results and estimates to be made in the future may significantly differ from current estimates. See also note 11.

b.	Realizability of deferred tax assets

Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted, taking into account any legal restrictions on the length of loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, loss-carryforward periods, and tax planning strategies. See also note 5.

c.	Considering uncertain tax positions

The assessment of amounts of current and deferred taxes requires the Company's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Company's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also note 5.

4.2 Critical judgments in applying the entity’s accounting policies

Development expenses

Development expenses are capitalized in accordance with the accounting policy described in note 2k. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a development project reaches a predefined milestone, or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets, and the anticipated period of future benefits. Company management has concluded that, as of December 31, 2015, the foregoing conditions have not been met and therefore development expenses have not been capitalized for any project.

If management had determined that the aforementioned conditions had been met, the capitalization of development costs would have resulted in an increase in the Company’s profit or a decrease in its losses.

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Note 5 - Taxes on income

a.	Tax rates

(1) Entities Taxed under the Israeli Law and Israeli Income Tax Rates

Corporate tax rates in Israel were as follows: 2013 — 25%, 2014 and 2015 — 26.5%. Commencing 2016, the corporate tax rate in Israel is 25%, in accordance with Amendment No. 216 of the Law for Amendment of Income Tax Ordinance which was published on January 5, 2016. Income not eligible for benefits under the Investment Law mentioned below is taxed at the corporate tax rate.

During July 2014, the Company finalized the reorganization of its corporate structure. The Company took the necessary steps, including shareholders' approval, so that commencing July 2014 the parent company is a resident of Israel (and not The Netherlands) for tax purposes.

In addition, as part of the reorganization, the Company’s Cypriot subsidiary, which owned all of the Company's intellectual property, has transferred all of its intellectual property to the Israeli subsidiary in July 2014. Prior to the reorganization, income of the Cypriot subsidiary was taxed at the corporate tax rate in Cyprus which was 12.5% in 2014, and Interest income was taxed at the Defence tax rate in Cyprus which was 30% (effective from May 1, 2013). After the Company’s reorganization, the Cypriot subsidiary is taxed under Israeli law.

On July 20, 2014, the Company obtained a tax ruling from the Israel Tax Authorities providing that, among other matters, the reorganization did not trigger any tax in Israel and did not violate any of the Israeli tax covenants to which the Israeli subsidiary and its shareholder are bound pursuant to a previous tax ruling.

Commencing 2015, the Israeli subsidiary elected to measure its taxable income and file its tax return under the Foreign Exchange Regulations which allows the Israeli subsidiary to calculate its tax liability in U.S. Dollars. The tax expenses, as calculated in U.S. Dollars, are translated into NIS according to the exchange rate at year end. The measurement in U.S. Dollars instead of NIS had no material impact on the financial statements.

Commencing the reorganization, both the Company and the Cypriot subsidiary elected to measure their taxable income and file their tax return in U.S. Dollars under the Foreign Exchange Regulations as well.

Israel Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”)

Preferred Enterprise

In May 2014, as part of the Company’s reorganization of its corporate structure, the Israeli subsidiary made an irrevocable election under the Investment Law to change its tax status from a “Benefited Enterprise” to a “Preferred Enterprise” effective as of January 1, 2014. The change in the tax status did not have a material effect on the Company’s deferred taxes.

The Investment Law provides certain benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law). The definition of a Preferred Company includes a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise and (iii) that is controlled and managed from Israel, and subject to certain other conditions set in the law. From 2014 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. The Company’s Israeli subsidiary location is entitled to the reduced tax rate of 9%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 - Taxes on income (continued):

In connection with the reorganization, the Company received the preferred enterprise ruling from the Israel Tax Authorities stipulating terms and conditions to be fulfilled by the Israeli subsidiary in order to be able to benefit from the reduced tax rates described above. The main terms are adding specified number of new manufacturing and research and development employees and acquiring specified percentage of expenses from subcontractors located in Israel. Additionally, dividend shall be deemed first to be paid out of the undistributed income that was tax-exempt generated by the Benefited Enterprise. As of December 31, 2015, the Company’s management believes that all conditions of the Investment Law and the condition stipulated in the preferred enterprise ruling are fulfilled.

Income generated under a Preferred Enterprise is not subject to additional taxation to the Company or its Israeli subsidiaries upon distribution or complete liquidation.

Benefited Enterprise

Commencing 2005 prior to 2014, the Israeli subsidiary was granted with a “Benefited Enterprise” status, which provides certain benefits for a period of ten years, including tax exemptions for undistributed income and reduced tax rates, which were conditional upon the Israeli subsidiary’s fulfilling certain conditions.

The proportion of the Israeli subsidiary’s taxable income entitled to tax exemption is calculated on the basis of the ratio between the turnover attributed to the “Benefited Enterprise” and the whole turnover of the Israeli subsidiary. The Israeli subsidiary elected 2005 as its “Implementation Year” as stipulated in the Law, and notified the Israeli Tax Authorities that it elects 2007, 2009 and 2012 as its “Expansion Years”, as stipulated in the Law. Tax-exempt income generated by Benefited Enterprises will be subject to withholding tax at rates of between 10% to 25% (depending on the level of  "Foreign Investment", as defined under the Investment Law, in the company in each year) upon dividend distribution or complete liquidation. The amount of tax-exempt profits earned by the Company from Benefited Enterprises through December 31, 2015 is approximately $7 million.

(2) Non- Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. The Company may incur additional tax liabilities in the event of intercompany dividend distributions by its subsidiaries.

b.	Tax assessments

The Israeli subsidiary has final tax assessments through 2011. Mobileye N.V. has final tax assessments through 2013 and the Cypriot subsidiary has final tax assessments through 2008. The Japanese subsidiary is being assessed for the years 2012, 2013 and 2014. All other Company’s subsidiaries have not been assessed since incorporation.

B-85

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 - Taxes on income (continued):

c.	Income taxes recognized in statement of operations:

	2015	2014
Current tax:
Current tax expenses on profit or loss for the year	(11,902)	(10,028)
Total current tax	(11,902)	(10,028)
Deferred tax:
Origination and reversal of temporary differences	2,358	(2,886)
Total deferred tax	2,358	(2,886)
Income tax expenses	(9,544)	(12,914)

d.	Deferred income taxes

The analysis of deferred tax assets is as follows:

	2015	2014
Deferred tax assets:
Deferred tax asset to be recovered within 12 months:
Intercompany transactions	1,478	-
Net operating losses carryforward	-	100
Stock based compensation	-	313
Exchange rate differences	-	(545)
Employee related and accrued expenses	145	115
	1,623	(17)
Deferred tax assets to be recovered after more than 12 months:
Retirement benefit obligation, net	171	83
Stock based compensation	794	136
	965	219

	2,588	202

As of December 31, 2015 and 2014, the Company had immaterial capital and operating carryforward losses.

The gross movement on the deferred income tax account is as follows:

	2015	2014
At January 1:	202	3,232
Income statement charge	2,358	(2,886)
Re-measurements of post-employment benefit liabilities recognized as other comprehensive income	28	(144)
At December 31	2,588	202

B-86

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 - Taxes on income (continued):

e.	Taxes on income reconciliation

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income as reported in the statements of operations:

	Year ended December 31
	2015	2014
	U.S. dollars in thousands

Income (loss) before taxes on income as reported in the statements of operations	80,280	(17,138)
Statutory tax rate in Israel for the year ended	26.5%	26.4%
December 31, 2015 and weighted average income tax rate for the year ended December 31, 2014*
Theoretical tax benefit (taxes on income)	(21,274)	4,524
Increase (decrease) in taxes on income resulting from:	-
Tax adjustment for foreign subsidiaries subject to a different tax rate	7	3,128
Reduced tax rate on income derived from “Preferred enterprise” and “Benefited Enterprise” plans	15,021	(6,734)
Non-deductible expenses and other permanent differences, mainly share based compensation expenses	(3,664)	(7,976)
Increase in uncertain tax position, net	(629)	(5,612)
Deferral of taxes related to intercompany transactions	1,104	-
Other	(109)	(240)
Taxes on income as reported in the statements of operations	(9,544)	(12,914)

* The theoretical tax benefit (taxes on income) for the year ended December 31, 2014 computed on pre-tax income or loss at the weighted average tax rate has been calculated as the sum of the pre-tax income in the Netherlands and Israel multiplied by that jurisdiction’s applicable statutory tax rate. The statutory tax rates by jurisdiction were 26.5% for Israel and 25% for the Netherlands.

B-87

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6 - Supplementary balance sheet information

a.	Property and equipment

Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein in 2015, are as follows

	Cost				Accumulated depreciation
					Balance
	at			Balance	at			Balance	Depreciated cost
	beginning			at end of	beginning			at end of	December 31
	of year	Additions	Disposals	year	of year	Additions	Disposals	year	2015	2014
	U.S dollars in thousands

Computers, Vehicles and electronic Equipment	14,465	4,169	5,163	13,471	8,381	2,672	5,082	5,971	7,500	6,084
Office furniture	665	170	-	835	194	82	-	276	559	471
Leasehold improvements	3,841	553	325	4,069	1,674	518	325	1,867	2,202	2,167
Molds	476	-	-	476	411	40	-	451	25	65
Prepayment of property	-	745	-	745	-	-	-	-	745	-
	19,447	5,637	5,488	19,596	10,660	3,312	5,407	8,565	11,031	8,787

During 2015 the Company recorded a reduction of $5.3 million to the cost basis and accumulated depreciation of fully depreciated equipment no longer in use.

B-88

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6 - Supplementary balance sheet information (continued):

Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein in 2014, are as follows

	Cost				Accumulated depreciation
					Balance
	at			Balance	at			Balance	Depreciated cost
	beginning			at end of	beginning			at end of	December 31
	of year	Additions	Disposals	year	of year	Additions	Disposals	year	2014	2013
	U.S dollars in thousands

Computers, Vehicles and electronic Equipment	9,979	4,486	-	14,465	6,224	2,157	-	8,381	6,084	3,755
Office furniture	544	121	-	665	187	7	-	194	471	357
Leasehold improvements	2,928	913	-	3,841	1,365	309	-	1,674	2,167	1,563
Molds	355	121	-	476	333	78	-	411	65	22
	13,806	5,641	-	19,447	8,109	2,551	-	10,660	8,787	5,697

B-89

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6 - Supplementary balance sheet information (continued):

b.	Other long term assets

	Balance at
	December 31
	2015	2014
	U.S dollars in thousand
Long term pre-paid expenses	968	717
Deferred tax	2,588	202
Other long term assets	359	339
	3,915	1,258

December 31
2015	2014
U.S dollars in thousand

c. Inventory

Raw materials and work in process	4,700	2,079
Finished goods and spare parts	37,976	15,547
	42,676	17,626

Inventory of  $646 thousand and $156 thousand was written down, as a component of cost of revenues, in the years ended December 31, 2015 and 2014.

d.	Other current assets

	December 31
	2015	2014
	U.S dollars in thousand
Institutions*	1,437	1,026
Prepaid expenses	2,363	1,948
Other account receivables	4,612	5,277
Interest receivable	2,161	221
Other	809	743
	11,382	9,215

* Includes mainly VAT and Tax authorities.

B-90

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 7 - Supplementary statement of operations information

a. Expenses by nature

	Year ended December 31
	2015	2014
	U.S dollars in thousand
Payroll and Related	70,035	91,402
Materials and subcontractors	87,143	43,220
change in inventories	(24,387)	(6,291)
Marketing expenses	3,745	1,608
Professional fees	5,936	11,537
Travel abroad	3,142	2,332
Depreciation	3,312	2,551
Other	13,513	11,131
Total cost of revenue, sales and marketing , research and development and general and administrative expenses	162,439	157,490

Research and development reimbursements of $12,615 thousand and $9,884 thousand were offset against research and development costs in the years ended in December 31, 2015 and 2014, respectively.

	Year ended December 31
b. Financial income (expenses)	2015	2014
	U.S dollars in thousand
Financial costs:
Bank interest and commission	(542)	(199)
Foreign exchange rate differences	(187)	(4,961)
Other	10	(114)
Losses from sales of marketable securities reclassified from OCI	(311)	-
Total financial expenses	(1,030)	(5,274)
Financial income:
Gains from sales of marketable securities reclassified from OCI	-	718
Interest income on short-term bank deposits	165	384
Interest income from marketable securities	2,712	887
Total financial income	2,877	1,989
Financial income (expenses), net	1,847	(3,285)

B-91

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 8 – Fair Value and Marketable securities

Fair value measurement

The Company measures its investments in money market funds classified as cash equivalents and marketable debt securities at fair value on a recurring basis.

U.S. Government debt securities and money market funds are classified as Level 1. The Company’s corporate debt marketable securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Accordingly, these assets categorized as Level 2.

The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 and 2014:

	As of December 31, 2015
	U.S. dollars in thousands
	Level 1	Level 2	Total
Cash equivalent – Money market funds	1,986	—	1,986
U.S. government treasuries	10,874	—	10,874
Corporate debt securities	—	309,502	309,502
	12,860	309,502	322,362

	As of December 31, 2014
	U.S. dollars in thousands
	Level 1	Level 2	Total
U.S. government treasuries	5,793	—	5,793
Corporate debt securities (revised from Level 1 classification in the Company's 2014 annual report to level 2 classification)	—	27,102	27,102
	5,793	27,102	32,895

Short term deposits included in cash and cash equivalents were $27,601 thousand and $192,456 thousand, as of December 31, 2015 and 2014, respectively.

The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximate their fair values due to their short maturities.

Cash and cash equivalent:

	Balance at
	December 31
	2015	2014
	U.S dollars in thousand
Cash at bank and in hand	123,105	147,425
Short term deposits	27,601	192,456
Money market funds	1,986	-
	152,692	339,881

B-92

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 8 – Fair Value and Marketable securities (continued):

Marketable securities

As of December 31, 2015 and 2014, the Company held government and corporate debt securities. The adjusted cost, aggregate fair value and gross unrealized gains and losses by major security types were as follows:

	As of December 31, 2015
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate fair value
	U.S. dollars in thousands
U.S. government treasuries	10,898	1	25	10,874
Corporate debt securities	311,253	38	1,789	309,502
	322,151	39	1,814	320,376

	As of December 31, 2014
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate fair value
	U.S. dollars in thousands
U.S. government treasuries	5,794	12	13	5,793
Corporate debentures	27,282	56	236	27,102
	33,076	68	249	32,895

During the year ended December 31, 2015 no impairments were recognized by the Company. During the year ended December 31, 2014 the Company recognized impairment of $152 thousands, related to debt securities.

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as available for sale.

B-93

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 – Retirement benefits obligation

a.	Defined benefit plan

Labor laws and agreements require the Israeli subsidiary to pay severance pay and/ or pensions to employees dismissed or retiring from their employment in certain other circumstances. The obligation of the Israeli subsidiary to pay retirement benefits is treated as a defined benefit plan.

The amounts of the benefits to be received by an employee who is entitled to severance pay upon retirement are based on the number of years of employment and the last salary of this employee. This liability is partially covered by deposits with managerial insurance policies. The net amount of the liability for severance pay included in the statement of financial position as of December 31, 2015 and 2014 reflects the difference between the severance pay liability and the plan's assets fair value.

b.	Defined contribution plan

The US subsidiary has a defined contribution retirement plan (the Contribution Plan) under the provisions of Section 401(k) of the Internal Revenue Code (Code) that covers eligible U.S. employees as defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The US subsidiary, at its discretion, makes matching contributions equal to the mandatory minimum 3% non-elective (employer level) safe harbor contribution of the participants annual compensation. For the years ended December 31, 2015 and 2014, the U.S. subsidiary’s 401(k) Plan contributions were immaterial.

B-94

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 – Retirement benefits obligation (continued):

c.	Liability for severance pay under defined benefit plan

The amounts recognized in the balance sheet were determined as follows:

	December 31
In thousand U.S dollars	2015	2014
Present value of funded obligations	11,464	9,004
Fair value of plan assets	9,887	7,906
Liability in the balance sheet	1,577	1,098

Changes in that part of the severance pay and pension liabilities that constitute a defined benefit plan in the reported years are as follows:

In thousand U.S dollars	2015	2014
Balance at beginning of year	9,004	9,771
Current service cost	2,130	1,753
Interest expense	384	423
Exchange differences	(12)	(998)
	11,506	10,949
Re-measurements:
Loss (gain) from change in financial and demographic assumptions	54	(1,049)
Experience (gains)/losses	186	(781)

Payments:
payments made from plan assets	(279)	(106)
payments made from non-plan assets	(3)	(9)
Balance at end of year	11,464	9,004

Changes in the fair value of plan assets in the reported years are as follows:

In thousand U.S dollars	2015	2014
Balance at beginning of year	7,906	7,012
Interest income	306	328
Exchange differences	(27)	(713)
Contributions-
Employer	2,069	1,620

Payments-
payments made from plan assets	(279)	(106)

Re-measurements:
Return on plan assets, excluding amounts included in interest expense	(88)	(235)
Balance at end of year	9,887	7,906

B-95

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 – Retirement benefits obligation (continued):

The amounts recognized in the statements of income in the reported periods were as follows:

In thousand U.S dollars	2015	2014
Current service cost	2,130	1,753

Interest costs	78	95
Exchange differences	15	(284)
Total recognized in the statements of income	2,223	1,564

The significant actuarial assumptions were as follows:

	December 31, 2015	December 31, 2014
Discount rate	3.71%	3.77%
Inflation	1.64%	1.77%
Salary growth rate	5%	5%
Pension growth rate	3.71%	3.77%

Termination Rates for December 31, 2015 and 2014 depends on the employee date of employment. When occupation date is before/equal to 31 Dec 2004: 2.00%; When occupation date is after 31 Dec 2004: 11.00%.

Note 10 - Commitments and contingent liabilities

Commitments:

a.	Lease agreements

The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business.

The Israeli subsidiary subleases 1,166 square meters (approximately 12,550 square feet) for monthly rent of $29 per square meter to a related party, which is an entity co-founded by the Chairman and CTO and the President and CEO of the Company (the “Company’s founders”). The current lease term expires on August 1, 2016 with automatic one year renewals.

Future minimum annual lease commitments under all of the Company’s operating lease agreements are as follows:

U.S. dollars in thousands
Years ending December 31:
2016	3,263
2017	3,036
2018	2,774
2019	444
9,517

B-96

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 10 - Commitments and contingent liabilities (continued):

Rent expenses net of sublease income for the Company for the years ended December 31, 2015 and 2014 were $2,563 thousand and $2,211 thousand, respectively.

In July 2015, the Israeli subsidiary entered into several agreements related to acquisition of land in Jerusalem, Israel which the Company intends to use for the construction of new headquarters. The Company estimates total cost related to the land acquisition at approximately $12 million. The agreements are subject to various closing conditions, including the receipt of certain regulatory approvals. There is no assurance that the Company will obtain these regulatory approvals and meet the closing conditions of the agreements. As of December 31, 2015, the effect of those agreements on the financial statements was immaterial.

b.	Royalty and commissions bearing agreements

The Company has entered into a number of license and technology transfer agreements with third parties. The agreements allow the Company to utilize and leverage the third parties’ technology in order to integrate it into the Company’s products (“Integrated Product”). In consideration thereof, the Company is obligated to pay royalties to each of the third parties, for each unit of the applicable Integrated Product sold to other parties. As a result, the Company recorded during the years ended December 31, 2015 and 2014, expenses of approximately $2,022 thousand and $1,768 thousand in the financial statements, respectively. These expenses are classified as a component of cost of revenues.

In connection with multiple contractor and agent agreements, the Company is committed to pay commissions up to 4% of the direct sales earned directly as a result of these agreements. These expenses are classified as a component of sales and marketing.

c.	Contingent liabilities:

From time to time the Company may be a party to commercial and litigation matters involving claims against the Company. Management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.

In April 2016, a complaint was filed against Mobileye N.V. and the U.S. subsidiary by an individual alleging that certain of the Company’s AM products infringe one patent and seeking injunctive relief and unspecified monetary damages. At this early stage, the Company is not able to predict or reasonably estimate the ultimate outcome or possible losses relating to this complaint, however, the Company does not expect the ultimate resolution of this complaint to have a material effect on its consolidated financial statements.

B-97

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity

Share capital - composition

a.	As of December 31, 2015 and 2014, the issued share capital of the Company is composed of Ordinary shares at E 0.01 par value.

	Number of shares		U.S dollars in thousands
		Issued and	Issued and
	Authorized	paid up	paid up
	December 31, 2015
Ordinary shares	1,012,565,725	218,847,430	2,558
	1,012,565,725	218,847,430	2,558

	December 31, 2014
Ordinary shares	1,012,565,725	214,554,061	2,511
	1,012,565,725	214,554,061	2,511

b.	On August 6, 2014, the Company completed its IPO. For additional information see note 1.

c.	In July 2014, the Company’s shareholders approved a five-for-one stock split of all classes of the Company’s shares. All of the share and per share amounts have been adjusted, on a retroactive basis, to reflect this stock split.

In addition, in July 2014, the Company’s Articles were amended to convert all classes of shares into one class of ordinary shares on a one-for-one basis and the Company’s shareholders approved an increase in the number of authorized shares to 1,012,565,725 ordinary shares.

Following is a summary of the equity activity for the years ended December 31, 2015 and 2014:

	ordinary shares	Class A ordinary shares	Class B ordinary shares	Class C ordinary shares	Class D ordinary shares	Class E ordinary shares	Class F1 ordinary shares	Class F2 ordinary shares	ordinary shares (with liquidation preference)
	Number of shares – issued and outstanding
Balance, as of December 31, 2013		32,070,835	6,703,520	3,390,490	32,164,955	11,749,700	14,326,650	41,547,280	60,559,715
Exercise of options – prior to IPO	—	—	—	—	—	—	—	—	1,463,051
Conversion upon IPO closing	203,976,196	(32,070,835)	(6,703,520)	(3,390,490)	(32,164,955)	(11,749,700)	(14,326,650	(41,547,280	(62,022,766)
IPO	8,325,000	—	—	—	—	—	—	—	—
Exercise of options – commencing IPO	2,252,865	—	—	—	—	—	—	—	—
Balance, as of December 31, 2014	214,554,061	—	—	—	—	—	—	—	—
Exercise of options	4,293,369	—	—	—	—	—	—	—	—
Balance, as of December 31, 2015	218,847,430	—	—	—	—	—	—	—	—

B-98

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

d.	Share based payments

The Company has adopted a stock option plan (the “2003 Plan”), whereby up to 11% (out of the Company’s issued and outstanding aggregate number of shares of all classes) options may be granted to employees and service providers for purchase of the Company’s Ordinary shares. In May 2014, the Company increased the pool of options to be available under the 2003 Plan to up to 18% of the issued and outstanding shares of the Company.

Under the terms of the 2003 Plan, the board of directors or the designated committee will grant options and will determine the period over which options become exercisable and the exercise terms.

In December 2014, the board of directors approved and the Company adopted its 2014 Equity Incentive Plan (the "2014 Plan"). Under the 2014 Plan, the board of directors or the designated committee will grant stock options, restricted shares and restricted share units ("RSUs"). The total number of shares available under both the 2003 Plan and the 2014 Plan shall not exceed 38,619,123.

Under both plans, the Company usually grants options that vest over a period of 4.5 years and expire 7 years after grant and under the 2014 Plan for RSUs that vest over a period of three. Each option can be exercised into one ordinary share EUR 0.01 par value of the Company.

No additional awards will be granted under the 2003 Plan.

Both of the Plans with respect to Israeli employees are intended to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. In accordance with the capital gain track chosen by the Company and pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plans — with the exception of the work-income benefit component, if any, determined on the grant date.

The following table summarizes information about options under the Company’s plan outstanding at December 31, 2015 and 2014:

					Weighted average
					remaining contractual life
Exercise	Number outstanding at		Number exercisable at		of outstanding options
price	December 31		December 31		(in years)
(US $)	2015	2014	2015	2014	2015	2014
0.096 – 2.991	1,930,756	4,893,699	1,849,506	4,788,699	1.22	2.07
3.7	6,321,072	7,480,320	5,765,162	6,305,750	3.79	4.60
6.98 – 7.1	13,633,209	13,783,600	8,348,824	4,087,525	5.07	6.07
25 – 46.39	890,950	625,100	73,325	-	6.08	6.58
55.63 – 59.33	4,412,700	-	-	-	6.69	-
	27,188,687	26,782,719	16,036,817	15,181,974

B-99

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

The following table summarizes the option activity for the years ended December 31, 2015 and 2014 for options granted to employees, directors and service providers:

	2015		2014
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Options outstanding at beginning of year	26,782,719	5.44	17,494,470	2.97
Changes during the year:
Granted	4,795,450	56.28	13,455,700	7.82
Exercised	(4,218,174)	2.13	(3,715,916)	2.73
Forfeited	(171,308)	16.65	(451,535)	3.43
Options outstanding at end of year	27,188,687	14.85	26,782,719	5.44
Options exercisable at year-end	16,036,817	5.20	15,181,974	3.79

Grants

On January 13, 2014 the Company granted the Company's founders, who are also shareholders, 11,500,000 options, exercisable into the same amount of the Company’s Ordinary shares, at an exercise price of $6.98 per share, 3,850,000 options were vested immediately and the remainder vest over two years.

On September 7, 2014 the Company granted four of its directors 200,000 options, exercisable into the same amount of the Company's ordinary shares, at an exercise price of $25.0 per share, which are subject to graded vesting. Those options were granted in the money.

On September 6, 2015 the Company granted the Company’s founders, who are also shareholders, 4,400,000 options, exercisable into the same amount of the Company’s Ordinary shares, at an exercise price of  $57.58 per share, which are subject to graded vesting over three years.

Service providers

At December 31, 2015, there were 75,250 options outstanding with a weighted average exercise price of $15.38 and weighted average remaining contractual life of 4.38 years, which were granted to service providers. At December 31, 2015, 26,500 of these options were exercisable.

At December 31, 2014, there were 190,000 options outstanding with a weighted average exercise price of $4.17 and weighted average remaining contractual life of 2.95 years, which were granted to service providers. At December 31, 2014, 100,000 of these options were exercisable.

B-100

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

The following table summarizes RSU activity for the year ended December 31, 2015 for RSUs granted:

	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	0	—
Changes during the year:
Granted	357,265	40.14
Vested	(75,195)	36.95
Forfeited	(889)	38.91
Outstanding at end of year	281,181	41.0

During the year ended December 31, 2015, 15,000 RSUs were awarded to non-employees.

The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

	Year ended December 31
	2015	2014
Risk-free interest rate	0.75% – 2.01%	0.7% – 2.17%
Expected option term	2.16 – 6.95 years	3.82 – 7.27 years
Expected price volatility	35% – 53%	36% – 55%
Dividend yield	0%	0%
weighted average fair value at the date of grant	$16.05	$7.28

The Company’s computation of expected volatility was based on comparable companies. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Share-based compensation expenses included in the Company’s Statements of Operations were:

	Year ended December 31
	2015	2014
	U.S. dollars in thousands
Cost of Revenues	26	27
Research and development, net	8,016	6,130
Sales and marketing	1,277	5,201
General and administrative	35,650	65,495
Total stock-based compensation	44,969	76,853

In connection with the closing of the IPO and in accordance with their original terms, the vesting period for certain options was accelerated such that options to purchase 4,950,000 ordinary shares vested and became exercisable upon the closing of the IPO. Of the 4,950,000 options, options to purchase 3,375,000 Ordinary shares were granted to the Company’s founders who are also shareholders. The acceleration resulted in compensation expense of $6.6 million that was recorded during the year ended December 31, 2014 and included in the above table.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 12 - Related parties

Key management includes directors (executive and non-executive).

The compensation paid or payable to key management for employee services is shown below:

	2015	2014
	U.S. dollars in thousands
Salaries and social benefits	796	609
Stock based compensation	27,661	63,990
Total compensation	28,457	64,599

See also note 10 for a disclosure related to a sublease to a related party, which is an entity co-founded by the Company’s founders.

NOTE 13 - Segment Information

The Company operates under two operating segments: (i) OEM and (ii) AM.

The Company’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on the financial data of these operating segments in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Segment performance reported excludes stock-based compensation.

The measure of assets has not been disclosed for each segment as it is not regularly reviewed by the CODM.

a.	The following is segment results for the years ended December 31, 2015 and 2014:

	Year ended December 31, 2015
			Amounts not allocated to segments
	OEM	AM	Stock-based compensation expenses	Adjustment to IFRS	Consolidated
	U.S. dollars in thousands
Revenues	202,287	38,585			240,872
Cost of revenues	49,314	12,080	26		61,420
Gross profit	152,973	26,505			179,452
Research and development, net	33,249	2,128	8,016	(559)	42,834
Sales and marketing	421	11,113	1,277	(89)	12,722
General and administrative	8,794	1,065	35,650	(46)	45,463
Segment performance	110,509	12,199			78,433
Financial income (expenses), net					1,847
Profit before taxes on income					80,280
Depreciation	3,296	16			3,312

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - Segment Information (continued):

	Year ended December 31, 2014
			Amounts not allocated to segments
	OEM	AM	Stock-based compensation expenses	Adjustment to IFRS	Consolidated
	U.S. dollars in thousands
Revenues	121,799	21,838			143,637
Cost of revenues	30,293	6,720	27		37,040
Gross profit	91,506	15,118			106,597
Research and development, net	28,995	1,805	6,130	(679)	36,251
Sales and Marketing	560	7,151	5,201	(91)	12,821
General and administrative	5,038	904	65,495	(59)	71,378
Segment performance	56,913	5,258			(13,853)
Financial income (expenses), net					(3,285)
Loss before taxes on income					(17,138)
Depreciation	2,533	18			2,551

b.	Total revenues based on the country that the product is shipped to were as follows:

	Year ended December 31,
	2015	2014
	U.S. dollars in thousands
North America, mainly USA	111,334	77,680
Japan	7,234	2,476
South Korea	16,265	3,293
Germany	11,229	3,237
Sweden	28,541	16,356
United Kingdom	31,402	20,404
EUROPE – other	6,471	3,380
Israel	20,533	12,512
APAC – other	5,790	2,706
South America	1,867	1,267
Africa	206	326
	240,872	143,637

c.	Major Customers

Revenues from major customers that amount to 10% or more of total revenues (all related to OEM segment):

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - Segment Information (continued):

	2015	2014
	U.S. dollars in thousands
Revenues from major customers	139,975	103,713
Percent of total revenues
Customer A	31%	33%
Customer B	15%	23%
Customer C	12%	11%

d.	Substantially all of the Company's property and equipment are located in Israel as of December 31, 2015 and December 31, 2014.

NOTE 14 – Basic and diluted loss per share

Basic earnings (losses) per share are computed by dividing net income or loss applicable to ordinary shareholders by the weighted average number of Class A ordinary shares outstanding for each period prior to the Company’s IPO and by the weighted-average number of ordinary shares for the periods commencing on the Company’s IPO.

Diluted earnings (losses) per share are calculated by dividing net income or loss applicable to ordinary shareholders by the weighted-average number of Class A ordinary shares outstanding during each period prior to the Company’s IPO and by the weighted-average number of ordinary shares for the periods commencing on the Company’s IPO, plus the effect of dilutive outstanding equity-based awards which is calculated using the treasury stock method .

Basic earnings (losses) per share are presented in conformity with the two-class method required for participating securities for the periods prior to their conversion upon the Company’s IPO in August 2014, when all classes of shares were converted to Ordinary shares. Under the two-class method, the earnings per share for each class of shares are calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. In addition, since all classes other than Class A Ordinary shares, did not participate in losses, for the year ended December 31, 2014 these shares are not included in the computation of basic loss per share.

	Year ended December 31,
	2015	2014
	U.S. dollars in thousands except per share data
Net income (loss) attributed to shareholders of the parent company applicable to ordinary shares for 2015 and 2014	70,736	(30,052)
Weighted average shares outstanding:
Denominator for basic net earnings per share	217,362	107,942
Employee stock options and unvested RSUs	20,461	-
Denominator for diluted net earnings per share	237,823	107,942
Basic net earnings (losses) per share	0.33	(0.28)
Diluted net earnings (losses) per share	0.30	(0.28)

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MOBILEYE N.V.

BALANCE SHEETS

(After appropriation of results)

As of December 31

In thousand U.S dollars	2015	2014
Assets
Financial fixed assets
Investment in subsidiaries	211,282	146,741
Other long-term assets	419	-
Total non-current assets	211,701	146,741
Receivables
Receivable from subsidiaries	8,107	-
Other receivables	3,265	974
	11,372	974
Marketable Securities	289,350	-
Cash	6,986	292,127
Total current assets	307,708	293,101

Total assets	519,409	439,842

Equity
Share capital	2,558	2,511
Additional paid-in capital	577,221	523,324
Other reserves	(1,775)	(181)
Accumulated deficit	(60,694)	(131,130)
Shareholders’ equity	517,310	394,524
Long term liabilities	337	-
Long term accrued severance pay	51	39
Total non-current liabilities	388	39
Payable to subsidiaries	-	43,683
Other trade payables	1,711	1,596
Total current liabilities	1,711	45,279
Total liabilities	2,099	45,318
Total equity and liabilities	519,409	439,842

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MOBILEYE N.V.

INCOME STATEMENTS

For the year ended December 31
In thousand U.S dollars	2015	2014

Share of profit (loss) of investments after tax	76,075	(27,504)
Other income (expense) after tax	(5,339)	(2,548)
Profit (Loss) for the year	70,736	(30,052)

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MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS

Note 1 - General

1.1 Reporting entity

The financial statements of Mobileye N.V. (the ‘Company’) are included in the consolidated statements of Mobileye.

1.2 Basis of preparation

The company financial statements have been prepared in accordance with Part 9, Book 2 of the Dutch Civil Code. In accordance with subarticle 8 of article 362, Book 2 of the Dutch Civil Code, the company’s financial statements are prepared based on the accounting principles of recognition, measurement and determination of profit, as applied in the consolidated financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities.

As the financial data of the company are included in the consolidated financial statements, the income statement in the company financial statements is presented in its condensed form (in accordance with article 402, Book 2 of the Dutch Civil Code).

In case no other policies are mentioned, refer to the accounting policies as described in the accounting policies in the consolidated financial statements of this Annual Report. For an appropriate interpretation, the company financial statements of Mobileye NV should be read in conjunction with the consolidated financial statements.

All amounts are presented in $’000, unless stated otherwise.

The company prepared its consolidated financial statements in accordance with the International Financial Reporting Standards (‘IFRS’) as adopted by the European Union.

1.3 Significant accounting policies

1.3.1. Investments in consolidated subsidiaries

Investments in consolidated subsidiaries are entities (including intermediate subsidiaries and special purpose entities) over which the company has control, i.e. the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are recognized from the date on which control is transferred to the company or its intermediate holding entities. They are derecognized from the date that control ceases.

The company applies the acquisition method to account for acquiring subsidiaries, consistent with the approach identified in the consolidated financial statements. The consideration transferred for the acquisition of a subsidiary is the fair value of assets transferred, liabilities incurred to the former owners of the acquiree and the equity interests issued by the company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in an acquisition are measured initially at their fair values at the acquisition date, and are subsumed in the net asset value of the investment in consolidated subsidiaries. Acquisition-related costs are expensed as incurred.

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MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 1 - General (continued):

Investments in consolidated subsidiaries are measured at net asset value. Net asset value is based on the measurement of assets, provisions and liabilities and determination of profit based on the principles applied in the consolidated financial statements.

When an acquisition of an investment in a consolidated subsidiary is achieved in stages, any previously held equity interest is re measured to fair value on the date of acquisition. The re measurement against the book value is accounted for in the income statement.

When the company ceases to have control over a subsidiary, any retained interest is re measured to its fair value, with the change in carrying amount to be accounted for in the income statement.

When parts of investments in consolidated subsidiaries are bought or sold, and such transaction does not result in the loss of control, the difference between the consideration paid or received and the carrying amount of the net assets acquired or sold, is directly recognized in equity.

1.3.2. Investments; recognition of losses

When the company’s share of losses in an investment equals or exceeds its interest in the investment, (including separately presented goodwill or any other unsecured non-current receivables, being part of the net investment), the company does not recognize any further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the investment. In such case the company will recognize a provision.

1.3.3. Investments; unrealized gains and losses

Unrealized gains on transactions between the company and its investments in consolidated subsidiaries are eliminated in full, based on the consolidation principles. Unrealized gains on transactions between the company and its investments in associates are eliminated to the extent of the company’s stake in these investments.

Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

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MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 2 - Shareholders’ equity

	Number of		Additional paid-in	Accumulated	Other
	shares	Amount	capital	deficit	reserves	Total
		U.S. dollars in thousands
Balance at December 31, 2013	202,513,145	2,350	240,572	(102,529)	612	141,005
Changes during 2014:
Issuance of Ordinary shares in connection with initial public offering, net of issuance costs of $12.2 million	8,325,000	112	195,797			195,909
Exercise of options	3,715,916	49	10,102			10,151
Stock-based compensation			76,853			76,853
Other comprehensive income				1,451	(793)	658
Loss for the year				(30,052)		(30,052)
Balance at December 31, 2014	214,554,061	2,511	523,324	(131,130)	(181)	394,524
Changes during 2015:
Exercise of options and vesting of RSUs	4,293,369	47	8,928			8,975
Stock-based compensation			44,969			44,969
Other comprehensive income				(300)	(1,594)	(1,894)
Profit for the year				70,736		70,736
Balance at December 31, 2015	218,847,430	2,558	577,221	(60,694)	(1,775)	517,310

B-109

MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 3 - Investment in subsidiaries /Loans to investments

In U.S dollars in thousands	2015	2014
Balance at 1 January	146,741	97,974

Share of profits (losses)	76,075	(27,504)
Stock-based compensation	34,718	75,613
Capital investment	55,988
Capital reduction	(102,020)	-
Comprehensive income	(220)	658
Balance at 31 December	211,282	146,741

Note 4 - List of subsidiaries and associates

The company’s direct investments (and their place of incorporation) comprise the following:

Share in equity
%
Investments in consolidated subsidiaries
Mobileye Inc. (USA, Incorporated at State of Delaware)	100
Mobileye Technologies Ltd. (Cyprus; Registrar of Companies at Nicosia.)	100
Mobileye Vision Technologies Ltd. (Israel; Registrar of Companies at Jerusalem)	100
Mobileye Japan Ltd (Japan)	100
Mobileye Germany GmbH (Germany, Incorporated at Düsseldorf)	100
Mobileye Automotive Products &Services (Shanghai) Co. Ltd (China, Incorporated at Shanghai)	100

Note 5 – Employees

The average number of employees during the years 2015 and 2014 was 8 and 4, respectively, all which for 2015 were employed outside the netherlands and for 2014 three employees were employed outside the netherlands.

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MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 6 – Directors' remuneration

Summary of the Company’s Corporate Governance Structure During the Year 2015

The Company had until July 10, 2014 a two-tier corporate governance system, consisting of a Management Board charged with the day-to-day management of the Company, and a Supervisory Board charged with the supervision of the management of the Company. Since July 10, 2014 the Company has had a one-tier corporate governance system, consisting of a single Board of Directors, composed of executive directors charged with the day-to-day management of the Company and non-executive directors charged with the supervision of the management of the Company.

While the Company’s two-tier corporate governance system was in effect during the year 2014, Vivian Rinat was the sole member of the Company’s Management Board and Amnon Shashua, Ziv Aviram, Peter S. Neustadter, Eyal Desheh, Nicholas Advani, Hagai Greenspoon and Norio Ichihashi were the members of the Company’s Supervisory Board.

Vivian Rinat resigned as the Company’s sole managing director on June 18, 2014. On June 20, 2014 the Supervisory Board appointed Amnon Shashua and Ziv Aviram to manage the Company on an interim basis until the Company’s current one-tier governance system was put in place.

On July 10, 2014 the Company’s current one-tier governance system was established. Effective on that date Amnon Shashua and Ziv Aviram were elected as executive directors, and Peter S. Neustadter and Eyal Desheh were elected as non-executive directors, to the Company’s Board of Directors. Nicholas Advani, Hagai Greenspoon and Norio Ichihashi did not elect to become members of the Company’s new one-tier Board of Directors.

On July 31, 2014, in connection with the initial public offering of the Company’s shares on the New York Stock Exchange (the “IPO”), Eli Barkat, Tomaso Poggio and Judith Richter were elected to the Company’s Board of Directors as non-executive directors.

Director Compensation During the Year 2015

The Company paid Vivian Rinat, the Company’s sole managing director until June 18, 2014, a salary of $14 thousands for the year ended December 31, 2014. Ms. Rinat did not receive any bonus and/or profit-sharing compensation.

Professor Amnon Shashua and Mr. Ziv Aviram, who served both as members of our one-tier Board of Directors and as members of our Supervisory Board during the year 2015, received the following compensation from the Company and its subsidiaries during the year 2015. Professor Shashua and Mr. Aviram did not receive any compensation as such for serving on the Company’s Board of Directors or Supervisory Board. The figures set forth in the table below thus reflect solely the compensation received by them from the Company’s wholly-owned Israeli subsidiary Mobileye Vision Technologies, Ltd. (“MVT”) for their services as employees of MVT during the relevant period. The table does not include any amounts paid to reimburse Professor Shashua or Mr. Aviram for costs incurred by them in providing services.

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MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 6 – Directors' remuneration (continued):

	2015	2014	2015	2014	2015	2014	2015	2014
	U.S. dollars in thousands
	Periodically paid remuneration		Pension Contribution and Other Social Benefits		Stock Based Compensation		Total remuneration
Ziv Aviram (Executive Director)	123	196	177	50	12,494	29,425	12,794	29,671
Amnon Shashua (Executive Director)	123	136	122	111	12,733	30,615	12,978	30,862

For the year ended 31 December, 2015 the Company paid $ 50 thousands in cash compensation to each of the Company’s non-executive directors for service on the Company’s Board. No members of the Supervisory Board received any compensation from the Company during the year 2015 for their service on the Supervisory Board.

No loans were made by the Company to any directors or members of the Supervisory Board during the year 2015. In addition, the Company did not make any severance payments to any director or member of the Supervisory Board who resigned from his or her position as a director or Supervisory Board member during the course of the year 2015.

Disclosures Concerning Options

As of December 31, 2015, Professor Amnon Shashua and Mr. Ziv Aviram held options for 8,125,000 shares and for 7,875,000 shares, respectively, which were granted prior to January 1, 2015, and options for 2,200,000 shares which were granted during the course of the year 2015. None of the options was exercised during 2015. See table above for the stock based compensation expenses recognized for years ended at December 31, 2015 and 2014.

As of January 1, 2015 and December 31, 2015, Eyal Desheh held options for 140,000 shares. For the years ended at December 31, 2015 and 2014, stock based compensation expenses of $49 thousands and $89 thousands were recognized with respect of these options, respectively.

Norio Ichihashi, a member of the Company’s Supervisory Board until his resignation on June 15, 2014, held options for 2,050,000 shares as of January 1, 2014, which options Norio Ichihashi exercised during the course of the year 2014. For the year ended at December 31, 2014 stock based compensation expenses of $2,993 thousands were recognized with respect of these options.

No new equity grants were made to either Eyal Deshseh or Norio Ichihashi during the year 2015.

B-112

MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 6 – Directors' remuneration (continued):

In addition to the options listed above, each of Peter S. Neustadter, Eli Barkat, Tomaso Poggio and Judith Richter received on September 7, 2014 options for 50,000 shares. For the years ended at December 31, 2015 and 2014, stock based compensation expenses of $596 thousands and $217 thousands were recognized with respect of the options of each of the non-executive directors grants, respectively.

As of January 1, 2015 options for 26,782,719 shares were held by all participants in the Company’s equity incentive plans, out of which 16,340,000 options were held by directors and 10,442,719 options were held by employees. As of January 1, 2015 there were no RSUs outstanding.

Options for a total of 4,795,450 shares at a weighted average exercise price of $56.28 per option were granted under the Company’s equity incentive plans during the period beginning January 1, 2015 and ending December 31, 2015 (hereafter- "the period"), out of which 4,400,000 options were granted to directors and 395,450options were granted to employees. A total of 357,265 RSUs at a weighted average grant date fair value of $40.14 per RSU were granted under the Company’s equity incentive plans during the period, all of which granted to employees and none to directors.

Options for 4,218,174 shares were exercised during the period and 75,195 RSUs were vested during the period. No options or RSUs were exercised or vested by any director during the period.

Options and RSUs for 172,197 shares were forfeited during the period by employees. No options or RSUs were forfeited by any director during the period.

As a result, options for 27,188,687 shares and 281,181 RSUs were outstanding under the Company’s equity incentive plans as of December 31, 2015, out of which 20,740,000 options were held by directors and 6,448,687 options were held by employees. These equity grants had a weighted average exercise price of $14.85 per option, and a weighted average residual life of 4.79 years as of December 31, 2015.

Note 7 - Audit fees

	2015	2014
	U.S. dollars in thousands
Audit of the financial statements*	474	1,142
Other non-audit services	12	38
	486	1,180

The fees listed above relate to the procedures applied to the company and its consolidated group entities by accounting firms and external auditors as referred to in article 1(1) of the Dutch Accounting Firms Oversight Act (Dutch acronym: Wta).

* Audit fees to PricewaterhouseCoopers Chartered Accountants N.V. for the years 2015 and 2014 are $38,438 and $37,752, respectively

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MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

The financial statements were approved by the board and authorized for issue on May 14, 2016 and signed by:

Amnon Shashua	Ziv Aviram
Chairman and Executive Director	Executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Eyal Desheh	Peter Neustadter
Non-executive Director	Non-executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Tomaso A. Poggio	Judith Richter
Non-executive Director	Non-executive Director
Elected on July 31st 2014	Elected on July 31st 2014

Eli Barkat
Non-executive Director
Elected on July 31st 2014

Ms. Vivian Fransman, managing Director, resigned on June 18, 2014

Mr. Hagai Greenspon, Director, resigned on June 15, 2014

Mr. Norio Icihashi, Director, resigned on June 15, 2014

Mr Nick Advani, resigned on June 16, 2014

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MOBILEYE N.V.

OTHER INFORMATION

Provisions in the Articles of Association relating to profit appropriation

Article 62 of the Articles of Association stipulates the criteria for Dividends.

62.	(1)	The supervisory board may determine which part of the accrued profits will be accrued. The general meeting shall determine the allocation of profits remaining after reservation by the supervisory board.
(2)	Dividends may be paid only up to an amount which does not exceed the amount of the distributable part of the net assets.
(3)	Dividends shall be paid after adoption of the annual accounts from which it appears that payment of dividends is permissible.
(4)	The general meeting may subject to due observance of the provision of paragraph 2 resolve to make distributions to the charge of any reserve which need not be maintained by virtue of the law. A resolution of the general meeting to make payments to the charge of any reserve is subject to the approval by the supervisory board.

Proposed loss appropriation

Following the profit appropriation proposed by the management board and pursuant to article 62 of the Articles of Association, an amount of USD 70,736 thousand of the profit for 2015 will be reduced from the accumulated deficit. The remainder will be at the disposal of the Annual General Meeting of Shareholders.

Events Since December 31, 2015

Since December 31, 2015 no events have occurred which have had, or are reasonably likely to have, material financial consequences for the Company and its consolidated subsidiaries.

Independent auditor’s report

The independent auditor’s report is included on the next pages.

B-115

MOBILEYE N.V.

AUDITOR REPORT

B-116

Mobileye N.V.

Attn: supervisory board

Har Hotzvim, 13 Hartom PO Box 45157

97775 JERUSALEM

Israel

14 May 2016

Reference:     JH/eo3797o8/AvdB/tva

Subject: financial statements and auditor’s report 2015

Dear members of the board

We are pleased to send you a stamped version of the financial statements 2015, and our signed auditor’s report dated 14 May 2016. Furthermore, we enclose three copies of the aforementioned auditor’s report.

We provided one version of the auditor’s report with an original signature. This auditor’s report needs to be included in the section ‘Other information’ accompanying the financial statements which are signed by the management board and is for your own records. A copy of the auditor’s report includes the name of the external auditor, but lacks a personal signature. We confirm that we give you our consent to include a copy in the section ‘Other information’ accompanying a copy of the financial statements 2015, which corresponds with the attached stamped version of the financial statements.

Signing and adopting the financial statements

The original financial statements must be signed by the management board and by the supervisory board as well before they are offered to the general meeting of Mobileye N.V. These financial statements must be adopted by the general meeting of Mobileye N.V. This adoption must be recorded in the minutes of the meeting. If the financial statements are not adopted within one month from the date of issuance of our auditor’s report, our consent to include the report in the section ‘Other information’ accompanying the financial statements will be revoked. If that is the case, please contact us to discuss the situation.

Please send us a signed copy of the financial statements for our file.

Subsequent events

Please note that, if prior to the adoption of the financial statements there are circumstances or events with significant financial implication for the company (subsequent events), the financial statements need to be adjusted. Naturally, in such a situation, our consent is revoked.

PricewaterhouseCoopers Accountants N.V., Thomas R. Malthusstraat 5,1066 JR Amsterdam, P.O. Box 90357,

1006 BJ Amsterdam, The Netherlands

T: +31 (0) 88 792 00 20, F: +31 (0) 88 792 96 40, www.pwc.nl

‘PwC’ is the brand under which PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V. (Chamber of Commerce 34180287), PricewaterhouseCoopers Compliance Services B.V. (Chamber of Commerce 51414406), PricewaterhouseCoopers Pensions, Actuarial & Insurance Services B.V. (Chamber of Commerce 54226368), PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289) and other companies operate and provide services. These services are governed by General Terms and Conditions (‘algemene voorwaarden’), which include provisions regarding our liability. Purchases by these companies are governed by General Terms and Conditions of Purchase (‘algemene inkoopvoorwaarden'). At www.pwc.nl more detailed information on these companies is available, including these General Terms and Conditions and the General Terms and Conditions of Purchase, which have also been filed at the Amsterdam Chamber of Commerce.

Consent to use and make public our auditor’s report and related conditions

We confirm that we give you our consent to publish the copy of our auditor’s report together with the corresponding complete set of the financial statements (including the Report of the management board and the ‘Other information’), provided that the financial statements will be adopted without any changes by the general meeting of Mobileye N.V.

If you publish the financial statements and a copy of the auditor’s report on the Internet, you must safeguard that the financial statements are adequately segregated from any other information on the website. This could be done by publishing the financial statements as a separate, non-editable file, or by including a warning as soon as the reader leaves the financial statements (such as ‘You are now leaving the protected audited financial statements’).

Filing requirements

Within eight days after adoption of the financial statements, filing with the Chamber of Commerce must be fulfilled.

The financial statements must be adopted within seven months after year-end or, in case the general meeting of Mobileye N.V. has formally extended the period for preparing, the financial statements must be adopted and filed within thirteen months after year-end at the latest.

It should be borne in mind that filing the financial statements is required by law and that any failure to file them constitutes an offence. In certain cases, failure to file may lead to you, as director, being held liable.

There is no requirement for the management board and/or the supervisory board to sign the accounts which are to be filed at the Chamber of Commerce. In order to avoid the risk of identity theft, we recommend that you do not file financial statements and auditor’s reports which include a signature. In an accompanying letter to the Chamber of Commerce, you should mention that the original financial statements have been signed by the management board and the supervisory board and adopted by the general meeting of Mobileye N.V., and the date on which this took place.

Information systems

In accordance with Section 2:393 sub 4 of the Dutch Civil Code, independent auditors must report their findings resulting from the audit of the financial statements with respect to the reliability and continuity of electronic data processing. As a result of our audit procedures we have no matters to report.

The responsibility for sufficient reliability and continuity of the electronic data processing lies primarily with management of the company. Our audit of the statutory financial statements is focused on issuing an opinion on the fairness of presentation of the financial statements and not the reliability and continuity of automated data processing as a whole or parts thereof.

It has been agreed that no separate examination of the reliability and continuity of automated data processing as a whole or parts thereof is carried out. If we had carried out specific procedures on the above aspects, additional findings might have been identified and reported to you.

Mobileye N.V., 14 May 2016, JH/e0379708/AvdB/tva

Fraud

The primary responsibility for preventing and detecting fraud and mistakes rests with the management. The management board of the company sees to it that management develops adequate procedures and takes appropriate measures if necessary. The auditor is responsible for evaluating the risk that the financial statements could be materially misstated due to fraud, mistakes or misappropriation of assets.

If, during the course of our audit, we had detected an act of fraud, we would have reported any such matter to you. If, in the event of a material fraud in respect of financial reporting, no appropriate action had been taken by you, we would be required to report this to the relevant authorities.

During the audit of the financial statements 2015, no indications of fraud came to our attention.

Please do not hesitate to contact us, should you have any queries.

Yours sincerely,

PricewaterhouseCoopers Accountants N.V.

/s/ J. van der Hilst RA
J. van der Hilst RA partner

Enclosures

Mobileye N.V., 14 May 2016, JH/e0379708/AvdB/tva

ANNEX C

MOBILEYE N.V. 2014 EQUITY INCENTIVE PLAN1

1 As adopted by the Board of Directors on December 7, 2014. A copy of the 2014 Plan is being provided as an Annex to this Notice of and Agenda for Meeting for information purposes only and shareholders will not be entitled to vote to approve, or to ratify the adoption of, the 2014 Plan. See Item 8- “Relationship Between the 2014 Plan and Appendix B” in the Shareholders Circular.

Mobileye N.V.

2014 Equity Incentive Plan

1.	Purposes of the Plan. The purposes of this Plan are:

•	to attract and retain the best available personnel for positions of substantial responsibility;

•	to provide incentive to Employees, Directors and Consultants, and

•	to promote the success of the Company’s business.

The Plan permits the grant of Share Options, Restricted Shares and Restricted Share Units.

2.	Definitions. As used herein, the following definitions will apply:

(a) “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b) “Affiliate” means any company or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

(c) “Applicable Laws” means the requirements relating to the administration of equity-based awards under corporate and securities laws of the Netherlands and the United States, any stock exchange or quotation system on which the Ordinary Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(d) “Award” means, individually or collectively, a grant under the Plan of Options, Restricted Shares or Restricted Share Units.

(e) “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f) “Board” means the Board of Directors of the Company.

(g) “Cause” means, unless otherwise defined by the Participant’s Award Agreement or contract of employment or service, any of the following: (i) the Participant’s theft, dishonesty, or falsification of any Participating Company documents or records; (ii) the Participant’s improper use or disclosure of a Participating Company’s confidential or proprietary information; (iii) any action by the Participant which has a detrimental effect on a Participating Company’s reputation or business; (iv) the Participant’s failure or inability to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure or inability; (v) any material breach by the Participant of any employment or service agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement; (vi) any breach by the Participant of his or her non-compete, non-solicitation and confidentiality obligations under any agreement signed between the Participant and the Company, either during the term of such agreement or following its termination; or (vii) the Participant’s conviction (including any plea of guilty or nolo contendere) of any criminal act which impairs the Participant’s ability to perform his or her duties with a Participating Company.

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(h) “Change in Control” means the occurrence of any of the following events:

(i) A change in the ownership of the Company, which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the share capital of the Company that, together with the share capital held by such Person, constitutes more than fifty percent (50%) of the total voting power of the share capital of the Company; provided, however, that for purposes of this clause (i), (1) the acquisition of beneficial ownership of additional share capital by any one Person who is considered to beneficially own more than fifty percent (50%) of the total voting power of the share capital of the Company will not be considered a Change in Control; and (2) if the shareholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting share capital immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the share capital of the Company, such event shall not be considered a Change in Control under this clause (i). For this purpose, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more companies or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary companies or other business entities; or

(ii) A change in the effective control of the Company, which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iii) A change in the ownership of a substantial portion of the Company’s assets, which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), a transfer to an entity that is controlled, directly or indirectly, by the Company’s shareholders immediately after the transfer will not constitute a change in the ownership of a substantial portion of the Company’s assets; for purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets;

(i) “Committee” means a committee of Directors appointed by the Board, in accordance with Section 4 hereof.

(j) “Company” means Mobileye N.V., a Dutch company, or any successor thereto.

(k) “Consultant” means an advisor, engaged by the Company or an Affiliate to render services to such entity.

(l) “Director” means a member of the Board.

(m) “Disability” means total and permanent disability as determined by the Administrator.

(n) “Dividend Equivalent” means a credit, made at the discretion of the Administrator or as otherwise provided by the Plan, to the account of a Participant in an amount equal to the cash dividends paid on one Share for each Share represented by an Award held by such Participant.

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(o) “Employee” means any person, including officers and Directors, employed by the Company or any Affiliate of the Company. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of an individual’s rights, if any, under the Plan as of the time of the Company’s determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination.

(p) “Exchange Program” means a program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, and/or (ii) the exercise price of an outstanding Award is reduced. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

(q) “Fair Market Value” means, as of any date, the value of Ordinary Shares determined as follows:

(i) If the Ordinary Shares are listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market of The NASDAQ Stock Market, its Fair Market Value will be the closing sales price for the Ordinary Shares (or the mean of the closing bid and asked prices for the Ordinary Shares, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported by such source as the Administrator deems reliable. If the relevant date does not fall on a day on which the Ordinary Shares have traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Ordinary Shares were so traded prior to the relevant date, or such other appropriate day as shall be determined by the Administrator, in its discretion;

(ii) If the Ordinary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Ordinary Shares on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last trading date such bids and asks were reported), as reported by such source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Ordinary Shares, the Fair Market Value will be determined in good faith by the Administrator.

(r) “Option” means an option granted pursuant to the Plan.

(s) “Ordinary Shares” means the ordinary shares, nominal value €0.01 per share, of the Company.

(t) “Participant” means the holder of an outstanding Award.

(u) “Participating Company” means the Company or any Affiliate.

(v) “Plan” means this Mobileye N.V. 2014 Equity Incentive Plan.

(w) “Restricted Shares” means Shares issued pursuant to a Restricted Shares award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(x) “Restricted Share Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8.

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(y) “Service Provider” means an Employee, Director or Consultant. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be a Service Provider and the effective date of such individual’s status as, or cessation of status as, a Service Provider. For purposes of an individual’s rights, if any, under the Plan as of the time of the Company’s determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination.

(z) “Share” means an Ordinary Share, as adjusted in accordance with Section 11 of the Plan.

(aa) “Subplan” means additional incentive compensation plans as may be established by the Board within the parameters and in accordance with the overall terms and provisions of the Plan as may be needed to facilitate local administration of the Plan in any jurisdiction in which the Company or an Affiliate operates and to conform the Plan to the legal requirements of any such jurisdiction or to allow for favorable tax treatment under any applicable provision of tax law, including, without limitation, Appendix A – Israel attached hereto, and other appendices that may be attached to this Plan.

(bb) “Tax Obligations” means tax and social insurance liability obligations and requirements in connection with the Awards, including, without limitation, (i) all federal, state, and local taxes that are required to be withheld by the Company or the employing Affiliate, (ii) the Participant’s and, to the extent required by the Company (or Affiliate), the Company’s (or Affiliate’s) fringe benefit tax liability, if any, associated with the grant, vesting, or exercise of an Award or sale of Shares, and (iii) any other Company (or Affiliate) taxes the responsibility for which the Participant has, or has agreed to bear, with respect to such Award (or exercise thereof or issuance of Shares thereunder).

3.	Ordinary Shares Subject to the Plan.

(a) Ordinary Shares Subject to the Plan. Subject to the provisions of Section 11 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 11,702,969 Shares. The Shares may be authorized, but unissued, or reacquired Ordinary Shares. Any Shares subject to an Award shall be counted against the numerical limits of this Section 3 as one (1) Share for every one (1) Share subject thereto. The Shares may be authorized, but unissued, or reacquired Ordinary Shares.

(b) Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, or, with respect to Restricted Shares or Restricted Share Units, is forfeited to or repurchased by the Company due to failure to vest, the unpurchased Shares (or for Awards other than Options the forfeited or repurchased Shares), which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated).

(c) Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4.	Administration of the Plan.

(a) Procedure.

(i) Administration. The Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws. The Administrator may, in its discretion and to the extent permitted by Applicable Laws, delegate to a Committee

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the authority to grant one or more Awards, without further approval of the Administrator, on such terms and conditions as the Administrator, in its discretion, deems appropriate. To the extent of any delegation by the Administrator, references to the Administrator in the Plan and any Award Agreement shall be deemed also to include reference to the applicable delegate(s).

(ii) Delegation of Authority for Day-to-Day Administration; Authority of Executive Directors. Except to the extent prohibited by Applicable Laws, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time. Any executive director of the Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the method of payment for Shares purchased under any Award, the method for satisfaction of any tax withholding obligation arising in connection with an Award, the vesting terms and time or times when Awards may be exercised (which may include the achievement of specific performance objectives (Company-wide, departmental, divisional, business unit, or individual goals (including, but not limited to, continued employment or service)), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine (including, without limitation, performance-based factors);

(vi) to determine the terms and conditions of any Exchange Program and to institute an Exchange Program;

(vii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or for qualifying for favorable tax treatment under applicable foreign laws;

(ix) to modify or amend each Award, including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option;

(x) to allow Participants to satisfy withholding tax obligations in such manner as prescribed in Section 12 of the Plan;

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(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator pursuant to such procedures as the Administrator may determine;

(xii) to allow a Participant, in compliance with all Applicable Laws, to defer the receipt of the payment of cash or the issuance of Shares that would otherwise be due to such Participant under an Award;

(xiii) to determine (consistent with provisions of Applicable Laws) whether Awards will be settled in Shares, cash or in any combination thereof;

(xiv) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers;

(xv) to require that the Participant’s rights, payments and benefits with respect to an Award (including amounts received upon the settlement or exercise of an Award) shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award, as may be specified in an Award Agreement at the time of the Award, or later if (A) Applicable Laws require the Company to adopt a policy requiring such reduction, cancellation, forfeiture or recoupment, or (B) pursuant to an amendment of an outstanding Award; and

(xvi) to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and shall be given the maximum deference permitted by law.

5.   Eligibility. Share Options, Restricted Shares and Restricted Share Units may be granted to Service Providers.

6.   Share Options.

(a) Grant of Option. Subject to the terms and conditions of the Plan, Options may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion. Subject to the terms and conditions of the Plan, the Administrator will have complete discretion to determine the number of Shares granted to any Service Provider. Each Option shall be evidenced by an Award Agreement (which may be in electronic form) that shall specify the exercise price, the expiration date of the Option, the number of Shares covered by the Option, any conditions to exercise the Option, and such other terms and conditions as the Administrator, in its discretion, shall determine.

(b) Term of Option. The term of each Option will be stated in the Award Agreement; provided, however, that the term will be no more than seven (7) years from the date of grant thereof.

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(c) Option Exercise Price and Consideration.

(i) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator but shall not in any event be less than the nominal value of a Share at the time of exercise.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. At any time after the grant of an Option, the Administrator, in its sole discretion, may reduce or waive any vesting criteria or waiting periods and may accelerate the time at which any restrictions will lapse or be removed.

(iii) Form of Consideration. The Administrator will, subject to the provisions of Applicable Laws, determine the acceptable form of consideration for exercising an Option, including the method of payment. Such consideration may consist entirely of, without limitation: (1) cash; (2) check; (3) other Shares, to the extent permitted by Applicable Laws, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (4) subject to the provisions of Applicable Laws, consideration received by the Company under a cashless exercise program (whether through a broker, net exercise program or otherwise) implemented by the Company in connection with the Plan; (5) by reduction in the amount of any Company liability to the Participant; (6) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (7) any combination of the foregoing methods of payment.

(d) Exercise of Option.

(i) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) a notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 11 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s termination as the result of the Participant’s death or Disability or as a result of a termination for Cause, the Participant may

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exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for thirty (30) days following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following Participant’s death. Unless otherwise provided by the Administrator, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v) Termination for Cause. Notwithstanding any other provision of the Plan to the contrary, if the Participant’s status as a Service Provider is terminated for Cause, the Option shall terminate and cease to be exercisable immediately upon such termination as a Service Provider.

(e) Extension if Exercise Prevented by Law. Notwithstanding the foregoing, other than termination of Service for Cause, if the exercise of an Option within the applicable time periods set forth in Section 6(d) is prevented by the provisions of Section 18 below, the Option shall remain exercisable until thirty (30) days (or such longer period of time as determined by the Administrator, in its discretion) after the date the Participant is notified by the Company that the Option is exercisable, but in no event later than the expiration of the term of such Option as set forth in the Award Agreement.

7.	Restricted Shares.

(a) Grant of Restricted Shares. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Restricted Shares to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

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(b) Restricted Shares Agreement. Each Award of Restricted Shares will be evidenced by an Award Agreement (which may be in electronic form) that will specify any vesting conditions, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. For purposes of clarity, an Award of Restricted Shares may be granted without vesting conditions or other restrictions. The Company may elect to cause Restricted Shares to be held through an escrow agent designated by the Company until the restrictions on such Shares, if any, have lapsed.

(c) Transferability. Except as provided in this Section 7, Section 10 or the Award Agreement, Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable vesting period (if any).

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Restricted Shares as it may deem advisable or appropriate. The Administrator may set restrictions based upon continued employment or service, the achievement of specific performance objectives (Company-wide, departmental, divisional, business unit, or individual), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(e) Removal of Restrictions. Except as otherwise provided in this Section 7, Shares covered by each Restricted Shares grant made under the Plan will be released from escrow (or from other applicable restrictions hereunder) as soon as practicable after the last day of the vesting period or at such other time as the Administrator may determine. The Administrator may, in its discretion, reduce or waive any vesting criteria and may accelerate the time at which any restrictions will lapse or be removed. The Administrator, in its discretion, may establish procedures regarding the release of Shares from escrow, as necessary or appropriate to minimize administrative burdens on the Company.

(f) Voting Rights. During the vesting period, Service Providers holding Restricted Shares granted hereunder may exercise full voting rights (either directly or by way of pass-through voting arrangements with the escrow agent holding the Shares) with respect to those Shares, unless the Administrator determines otherwise.

(g) Dividends and Other Distributions. During the vesting period, Participants holding Restricted Shares will be entitled to receive all dividends and other distributions paid with respect to such Shares (either directly or by way of pass-through arrangements with the escrow agent holding the Shares), unless the Administrator provides otherwise. Any such dividends or distributions shall be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid, unless otherwise provided in the Award Agreement.

(h) Return of Restricted Shares to Company. On the date set forth in the Award Agreement, the Restricted Shares for which restrictions have not lapsed must be transferred by the holder thereof to the Company and, subject to Section 3, again will become available for grant under the Plan.

(i) Minimum Consideration. Upon any issuance of Restricted Shares hereunder, the person to whom the Shares are issued must pay to the Company in cash an amount equal to the aggregate nominal value of the Shares being issued.

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8.	Restricted Share Units.

(a) Grant. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Restricted Share Units to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) Award Agreement. Each Award of Restricted Share Units will be evidenced by an Award Agreement (which may be in electronic form) that will specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(c) Vesting Criteria and Other Terms. The Administrator will set vesting criteria (if any) in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Share Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon continued employment or service, the achievement of specific performance objectives (Company-wide, departmental, divisional, business unit, or individual goals (including, but not limited to, continued employment or service)), applicable federal or state securities laws or any other basis determined by the Administrator in its discretion.

(d) Earning Restricted Share Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Share Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout and may accelerate the time at which any restrictions will lapse or be removed.

(e) Form and Timing of Payment. Payment of earned Restricted Share Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion and subject to the provisions of Applicable Laws, may settle earned Restricted Share Units in cash, Shares, or a combination of both.

(f) Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Share Units will be forfeited to the Company and, subject to Section 3, again will become available for grant under the Plan.

(g) Voting Rights, Dividend Equivalents and Distributions. Participants shall have no voting rights with respect to Shares represented by Restricted Share Units until the date of the issuance of such Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Administrator, in its discretion, may provide in the Award Agreement evidencing any Restricted Share Unit Award that the Participant shall be entitled to receive Dividend Equivalents with respect to the payment of cash dividends on Shares, which cash dividends have a record date prior to the date on which the Restricted Share Units held by such Participant are settled or forfeited. Such Dividend Equivalents, if any, shall be paid by crediting the Participant with additional whole Restricted Share Units as of the date of payment of such cash dividends on Shares. The number of additional Restricted Share Units (rounded to the nearest whole number) to be so credited shall be determined by dividing (a) the amount of cash dividends paid on such date with respect to the number of Shares represented by the Restricted Share Units previously credited to the Participant by (b) the Fair Market Value per Share on such date. Such additional Restricted Share Units shall be subject to the same terms and conditions, including but not limited to vesting conditions, and shall be settled in the same manner and at the same time as the Restricted Share Units originally subject to the Restricted Share Unit Award. Settlement of Dividend Equivalents, subject to the provisions of Applicable Laws, may be made in cash, Shares, or a combination thereof as determined by the Administrator. In the event of a dividend or distribution paid in Shares, or any other adjustment made upon a change in the capital structure of the Company as described in

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Section 11, appropriate adjustments shall be made in the Participant’s Restricted Share Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant would be entitled by reason of the Shares issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same vesting conditions as are applicable to the Award.

9.	Leaves of Absence/Transfer Between Locations.

Unless the Administrator provides otherwise or as otherwise required by Applicable Laws, vesting of Awards granted hereunder will be suspended during any unpaid personal leave of absence, such that vesting shall cease on the first day of any such unpaid personal leave of absence and shall only recommence upon return to active service. For the avoidance of doubt, a leave of absence during maternity leave approved by Applicable Laws and army reserve duty shall not suspend the vesting of any Awards. A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company or any Affiliate.

10.	Transferability of Awards.

Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant (or the Participant’s guardian or legal representative). If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

11.	Adjustments; Dissolution or Liquidation; Merger, Demerger or Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property, but excepting normal cash dividends), recapitalization, share split, reverse share split, reorganization, reincorporation, reclassification, merger, demerger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares that may be delivered under the Plan and/or the number, class, and price of shares covered by each outstanding Award and the numerical Share limits in Section 3 of the Plan. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number. Any fractional share resulting from an adjustment pursuant to this Section 11(a) shall be rounded down to the nearest whole number, and in no event may the exercise or purchase price under any Award be decreased to an amount less than the nominal value, if any, of the shares subject to such Award.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised (with respect to an Option) or vested (with respect to an Award other than an Option), an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control.

(i) In the event of a merger of the Company with or into another company or other entity, or a demerger of the Company, or a Change in Control, each outstanding Award will be

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treated as the Administrator determines (subject to the provisions of the following paragraph), including, without limitation, (i) that each Award be assumed or an equivalent option or right substituted by the successor company or an affiliate of the successor company, with appropriate adjustments as to the number and kind of shares and prices, (ii) upon written notice to a Participant, that the Participant’s Awards will terminate upon or immediately prior to the consummation of such merger, demerger or Change in Control; and (iii) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger, demerger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger, demerger or Change in Control. In taking any of the actions permitted under this Section 11(c), the Administrator will not be required to treat all Awards similarly in the transaction.

(ii) In the event that the successor company does not assume or substitute for the Award, then except as otherwise provided in any Award Agreement or as determined by the Administrator pursuant to Section 11(c)(i), any Award outstanding under the Plan immediately prior to the merger, demerger or Change in Control that is not assumed or substituted will be terminated at the effective time of the merger, demerger or Change in Control. In such case, no Participant shall be entitled to receive any payments or any other rights with respect to any terminated Options, Restricted Shares or Restricted Share Units as of the effective time of the merger, demerger or Change in Control, except that, subject to the approval of the Administrator in its sole discretion, the holder of any terminated Option that is vested as of the effective time of the merger, demerger or Change in Control, shall be entitled to receive at the effective time of the merger, demerger or Change in Control a single sum payment equal to the excess, if any, of the transaction value of the Shares that are then covered by the Option over the aggregate exercise price under the applicable Award Agreement. If so determined by the Administrator the amount payable with respect to the termination of an outstanding vested Option pursuant to this section will be paid in cash, unless the parties to the merger, demerger or Change in Control agree that some or all of such amount will be payable in the form of freely tradable shares of common stock of the successor or acquiring company (or a parent company) (subject to the provisions of Applicable Laws). For the avoidance of any doubt, any and all Restricted Share Units and Restricted Shares that are vested as of the effective time of the merger, demerger or Change in Control shall not be deemed outstanding Awards under the Plan upon vesting, and shall entitle the Participants holding such vested Restricted Share Units and Restricted Shares to the full right to dispose of, and exercise other ownership rights with respect to, the Shares underlying such vested Restricted Share Units and Restricted Shares.

(iii) For the purposes of this subsection (c), an Award will be considered assumed if, following the relevant Change in Control, merger or demerger the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger, demerger or Change in Control by holders of Ordinary Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger, demerger or Change in Control is not solely common stock of the successor company or its Parent, the Administrator may, with the consent of the successor company, provide for the consideration to be received upon the exercise of an Option or upon the payout of a Restricted Share Unit, for each Share subject to such Award, to be solely common stock of the successor company or its affiliate equal in fair market value to the per share consideration received by holders of Ordinary Shares in the merger, demerger or Change in Control.

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(iv) Notwithstanding anything in this Section 11(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent; provided, however, a modification to such performance goals only to reflect the successor company’s post-Change in Control, post-merger or post-demerger corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

12.	Tax.

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any Tax Obligations are due, the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all Tax Obligations.

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may designate the method or methods by which a Participant may satisfy such Tax Obligations. As determined by the Administrator in its discretion from time to time, these methods may include one or more of the following (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the minimum statutory amount required to be withheld or remitted, (c) subject to the provisions of Applicable Laws, delivering to the Company already-owned Shares having a Fair Market Value equal to the minimum statutory amount required to be withheld or remitted, (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the Tax Obligations required to be withheld or remitted, (e) retaining from salary or other amounts payable to the Participant cash having a sufficient value to satisfy the Tax Obligations, or (f) any other means which the Administrator, in its sole discretion, determines to both comply with Applicable Laws, and to be consistent with the purposes of the Plan. The amount of Tax Obligations will be deemed to include any amount that the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant or the Company, as applicable, with respect to the Award on the date that the amount of tax or social insurance liability to be withheld or remitted is to be determined. The Fair Market Value of the Shares to be withheld or delivered shall be determined as of the date that the Tax Obligations are required to be withheld.

13.	No Effect on Employment or Service.

Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company, nor will they interfere in any way with the Participant’s right or the Company’s right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

14.	Term of Plan.

The Plan will become effective upon its approval by the Board. It will continue in effect until such date as the Board shall suspend or terminate the Plan in accordance with Section 15 of the Plan.

15.	Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

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(b) Shareholder Approval. The Company will obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

16.	Severability.

If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

17.	Fractional Shares.

The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

18.	Conditions Upon Issuance of Shares.

(a) Legal Compliance. The granting of Awards and the issuance and delivery of Shares under the Plan shall be subject to all Applicable Laws, rule and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. Shares will not be issued pursuant to the exercise or vesting of an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws, rules and regulations and any insider trading policy or similar policy adopted by the Company from time to time, and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

(c) Tax Consequences. Any and all tax consequences arising from the grant, exercise, transfer, or sale of, or otherwise relating to, an Award or from the payment for or holding or sale or other disposition of Shares covered thereby or from any other event or act under the Plan shall be borne solely by the Participant.

19.	Inability to Obtain Authority.

The inability of the Company to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any Applicable Laws, which authority, registration, qualification or rule compliance is deemed by the Company’s counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

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20.	Rules Particular to Specific Countries.

Notwithstanding anything herein to the contrary, to the extent determined by the Board, the terms and conditions of the Plan shall be adjusted with respect to a particular country or other jurisdiction by means of a Subplan to the Plan in the form of an appendix, and to the extent that the terms and conditions set forth in the Subplan conflict with any provisions of the Plan, the provisions of the Subplan shall govern. Terms and conditions set forth in the Subplan shall apply only to Awards granted to Participants under the jurisdiction of the specific country that is subject of the Subplan and shall not apply to any other Awards.

21.	Governing Law.

Except insofar as other laws are expressly stated to be applicable to any provisions of this Plan or any Subplan, all determinations made and actions taken pursuant to the Plan and any Subplan shall be governed by and construed in accordance with the laws of the State of Israel. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the Plan.

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Appendix A – Israel

to the

Mobileye N.V.

2014 Equity Incentive Plan

1.	GENERAL

1.1.          This appendix (the: “Appendix”) shall apply only to Israeli Participants (as defined below). The provisions specified hereunder shall form an integral part of the Mobileye N.V. 2014 Equity Incentive Plan (the “Plan”).

1.2.          This Appendix is to be read as a continuation of the Plan and only modifies Awards granted to Israeli Participants (as defined below) so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 (as specified herein), as may be amended or replaced from time to time. For the avoidance of doubt, this Appendix does not add to or modify the Plan in respect of any other category of Participants.

1.3.          The Plan and this Appendix are complementary to each other and shall be deemed as one. In any case of contradiction, whether explicit or implied, between any definitions and/or provisions of this Appendix and the Plan, the provisions set out in this Appendix shall prevail.

1.4.          Any capitalized terms not specifically defined in this Appendix shall be construed according to the interpretation given to it in the Plan.

2.	DEFINITIONS

2.1.          “Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2.          “Approved 102 Award” means an Award granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Employee.

2.3.          “Capital Gain Award (CGA)” means an Approved 102 Award elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(3) of the Ordinance.

2.4.          “Controlling Shareholder” shall have the meaning ascribed to it in Section 102 of the Ordinance.

2.5.          “Employee” means an Israeli Participant who is employed by the Company or its Affiliates, including an individual who is serving as an “office holder” as defined in the Israeli Companies Law, 5759-1999, as amended from time to time, but excluding any Controlling Shareholder.

2.6.          “Israeli Participant” means a person who is a resident of the state of Israel or who is deemed to be a resident of the state of Israel for Israeli tax purposes, and receives or holds an Award under the Plan and this Appendix.

2.7.          “ITA” means the Israeli Tax Authorities.

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2.8.          “Ordinary Income Award (OIA)” means an Approved 102 Award elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

2.9.          “102 Award” means any Award granted to Employees pursuant to Section 102 of the Ordinance and any other rulings, procedures and clarifications promulgated thereunder or issued by the ITA.

2.10.         “3(i) Award” means an Award granted pursuant to Section 3(i) of the Ordinance to any person who is a Non- Employee.

2.11.         “Israeli Award Agreement” for the purpose of this Appendix, Israeli Award Agreement shall mean a written agreement entered into and signed by the Company and an Israeli Participant that sets out the terms and conditions of an Award.

2.12.         “Non-Employee” means an Israeli Participant who is a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

2.13.         “Ordinance” means the Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

2.14.         “Section 102” means Section 102 of the Ordinance, the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003, and any other rules, regulations, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

2.15.         “Trustee” means any person appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.16.         “Unapproved 102 Award” means an Award granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

3.	ISSUANCE OF AWARDS

3.1.          Participants eligible for participation in the Plan and this Appendix as Israeli Participants shall include any Employee and/or Non-Employee of the Company or of any of the Company’s Affiliates; provided, however, that (i) Employees may only be granted 102 Awards; and (ii) Non-Employees and/or Controlling Shareholders may only be granted 3(i) Awards.

3.2.          The Company may designate Awards granted to Employees pursuant to Section 102 as Unapproved 102 Awards or Approved 102 Awards.

3.3.          The grant of Approved 102 Awards shall be made under this Appendix, and shall be conditioned upon the approval of this Appendix by the ITA.

3.4.          Approved 102 Awards may either be classified as Capital Gain Awards (“CGAs”) or Ordinary Income Awards (“OIAs”).

3.5.          No Approved 102 Awards may be granted under this Appendix to any eligible Employee, unless and until the Company’s election of the type of Approved 102 Awards as CGA or OIA granted to Employees (the “Election”), is appropriately filed with the ITA. The Election shall obligate the Company to grant only the type of Approved 102 Award it has elected, and shall apply to all Israeli Participants who were granted Approved 102 Awards, and to any rights

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derived therefrom, during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Awards simultaneously.

3.6.          All Approved 102 Awards must be held in trust by a Trustee, as described in Section 4 below.

3.7.          For the avoidance of doubt, the designation of Unapproved 102 Awards and Approved 102 Awards shall be subject to the terms and conditions set forth in Section 102.

4.	TRUSTEE

4.1.          The terms and conditions applicable to the trust relating to Section 102 shall be set forth in an agreement signed by the Company and the Trustee (the “Trust Agreement”).

4.2.          Approved 102 Awards which shall be granted under this Appendix and/or any Shares allocated or issued upon exercise or vesting of such Approved 102 Awards and/or other rights granted thereunder and/or shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Employee for no less than such period of time as required by Section 102 (the “Holding Period”). In case the requirements for Approved 102 Awards are not met, then the Approved 102 Awards shall be regarded as Unapproved 102 Awards, all in accordance with the provisions of Section 102.

4.3.          Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise or vesting of Approved 102 Awards prior to the full payment of the Employee’s tax liabilities, if any, arising from Approved 102 Awards which were granted to him/her and/or any Shares allocated or issued upon exercise or vesting of such Awards.

4.4.          With respect to any Approved 102 Award, subject to the provisions of Section 102, an Israeli Participant shall not sell or release from trust any Share received upon the exercise or vesting of an Approved 102 Award and/or any rights granted thereunder and/or share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 shall apply to and shall be borne solely by such Israeli Participant. Subject to the foregoing, the Trustee may, pursuant to a written or electronic request from the Participant, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and (ii) the Trustee has confirmed with the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, the Israeli Award Agreement and any Applicable Laws.

4.5.          Upon receipt of any Approved 102 Award, if requested to do so by the Company, Affiliate or the Trustee, the Employee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with this Appendix, or any Approved 102 Award or Share granted to him thereunder.

4.6.          In the case of 102 Awards, the Trustee shall have no rights as a shareholder of the Company with respect to the Shares covered by such Award until the Trustee becomes the record holder of such Shares, and the Israeli Participant shall have no rights as a shareholder of the

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Company with respect to the Shares covered by the Award until the date of the release of such Shares from the Trustee to the Israeli Participant and the transfer of record ownership of such Shares to the Israeli Participant.

5.	THE AWARDS

Notwithstanding anything to the contrary in the Plan and in addition thereto, the terms and conditions upon which the Awards shall be issued and exercised or vest, as applicable, shall be as specified in the Israeli Award Agreement to be executed pursuant to the Plan and to this Appendix. Each Israeli Award Agreement shall be subject to Section 102 or Section 3(i) of the Ordinance, as applicable, and shall state, inter alia, the number of Shares to which the Award relates, the type of Award granted thereunder (whether a CGA, OIA, Unapproved 102 Award or a 3(i) Award), and any applicable vesting provisions and exercise price that may be payable.

6.	FAIR MARKET VALUE

Without derogating from the Plan and solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant of any CGA, the Company’s Shares are listed on any established stock exchange or a national market system, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company’s Shares on the thirty (30) trading days preceding the date of grant.

7.	ASSIGNABILITY AND SALE OF AWARDS

7.1.          Notwithstanding any other provision of the Plan, no Award or any right with respect thereto, or purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Israeli Participant each and all of such Israeli Participant’s rights with respect to an Award shall belong only to the Israeli Participant. Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

7.2.          As long as Awards or Shares purchased or issued hereunder are held by the Trustee on behalf of the Israeli Participant, all rights of the Israeli Participant over the Awards and/or Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution, provided that the transferee thereof shall be subject to the provisions of Section 102 as would have been applicable to the deceased Participant were he or she to have survived.

8.	DIVIDENDS

Notwithstanding anything to the contrary in the Plan and solely for the purpose of Awards granted under this Appendix, with respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Awards) allocated or issued upon the exercise or vesting of Awards purchased or received, as applicable, by the Israeli Participant and held by the Israeli Participant or by the Trustee, as the case may be, the Israeli Participant shall be entitled to receive dividends, if any, in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102.

9.	TAX CONSEQUENCES

9.1. Notwithstanding anything to the contrary in the Plan and solely for the purpose of Awards granted under this Appendix, any tax consequences arising from the grant, exercise or

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vesting of any Award, from the payment for Shares covered thereby or from any other event or act (of the Company, and/or its Affiliates, and the Trustee or the Israeli Participant), hereunder, shall be borne solely by the Israeli Participant. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under Applicable Laws, including withholding taxes at source. Furthermore, the Israeli Participant hereby agrees to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty or indexation thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Israeli Participant.

9.2.          The Company and/or, when applicable, the Trustee shall not be required to issue any Shares to an Israeli Participant until all required payments have been fully made.

9.3.          With respect to Unapproved 102 Award, if the Israeli Participant ceases to be employed by the Company or any Affiliate, the Israeli Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

9.4.          Each Participant agrees to, and undertakes to comply with, any ruling, settlement, closing agreement or other similar agreement or arrangement with any tax authority in connection with the foregoing which is approved by the Company.

10.	ISRAELI PARTICIPANT’S UNDERTAKINGS

By receiving Awards under the Plan and this Appendix, the Israeli Participant (1) agrees and acknowledges that he or she has received and read the Plan, the Appendix and the Israeli Award Agreement; (2) undertakes to comply with all the provisions set forth in: Section 102 (including provisions regarding the applicable Tax Track that the Company has selected) or Section 3(i), as applicable, the Plan, the Appendix, the Israeli Award Agreement and the Trust Agreement; and (3) if the Awards are granted under Section 102, the Israeli Participant undertakes, subject to the provisions of Section 102, not to sell or release the Shares from trust before the end of the Holding Period. The Israeli Participant agrees to execute any and all documents that the Company and/or its Affiliates and/or the Trustee may reasonably determine to be necessary in order to comply with the Ordinance, ruling or guidelines and rules issued by the ITA.

11.	GOVERNING LAW

This Appendix shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Appendix.

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ANNEX D

APPENDIX B- UNITED STATES TO THE MOBILEYE N.V.

2014 EQUITY INCENTIVE PLAN (AS PROPOSED TO BE APPROVED BY THE AGM)

Appendix B – United States

to the

Mobileye N.V.

2014 Equity Incentive Plan

1.	GENERAL

1.1.          This appendix B (the “Appendix”) shall apply only to Eligible U.S. Employees. The provisions specified hereunder shall form an integral part of the Mobileye N.V. 2014 Equity Incentive Plan (the “Plan”).

1.2.          This Appendix is to be read as a continuation of the Plan and only modifies Awards granted to Eligible U.S. Employees that are intended to constitute Incentive Stock Options so that they comply with the requirements pursuant to United States tax law applicable to Incentive Stock Options, as they may be amended or replaced from time to time. For the avoidance of doubt, this Appendix does not add to or modify the Plan in respect of any other category of Awards or Participants.

1.3.          The Plan and this Appendix are complementary to each other and shall be deemed as one. In any case of contradiction, whether explicit or implied, between any definitions and/or provisions of this Appendix and the Plan, the provisions set out in this Appendix shall prevail.

1.4.          All determinations made and actions taken pursuant to this Appendix shall be governed by and construed in accordance with the laws of the State of Israel. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Appendix.

1.5.          Any capitalized term not specifically defined in this Appendix shall be construed according to the interpretation given to it in the Plan.

2.	DEFINITIONS

2.1           “Code” means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

2.2           “Eligible U.S. Employee” means an Employee who is subject to income taxation by the United States of America and is employed by the Company or a Parent Corporation or a Subsidiary Corporation.

2.3           “Incentive Stock Option” means an Option that is intended to be and contains provisions qualifying it as an incentive stock option within the meaning of Section 422(b) of the Code.

2.4           “Ten Percent Owner” means a Participant who, at the time an Incentive Stock Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of Company or its Parent Corporations or Subsidiary Corporations determined pursuant to Section 422(b)(6) of the Code.

2.5           “Parent Corporation” means a parent corporation of the Company within the meaning of Section 424(e) of the Code.

D-1

2.6           “Subsidiary Corporation” means a subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

3.	ELIGIBILITY.

Eligible U.S. Employees shall be eligible to receive grants of Incentive Stock Options to purchase Ordinary Shares in the sole and absolute discretion of the Administrator.

4.	INCENTIVE STOCK OPTIONS.

No Incentive Stock Options shall have a term of more than seven (7) years as provided in Plan Section 6(b). No Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the date of grant of such Incentive Stock Option. To the extent that Options designated as Incentive Stock Options (granted under all stock option plans of Company and its Parent Corporations and Subsidiary Corporations, including Incentive Stock Options granted in accordance with this Appendix) become exercisable by a Participant for the first time during any calendar year for Ordinary Shares having a Fair Market Value greater than One Hundred Thousand U.S. Dollars ($100,000), the portions of such Options which exceed such amount shall not be treated as Incentive Stock Options. For purposes of this Section 4, Options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the underlying Ordinary Shares shall be determined as of the time the Incentive Stock Option is granted. If the Code is amended to provide for a different limitation from that set forth in this Section 4, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required by such amendment to the Code.

5.	EXERCISE PRICE.

The exercise price per Ordinary Share for an Incentive Stock Option shall be not less than the Fair Market Value of an Ordinary Share on the date of grant of the Incentive Stock Option and shall in any event not be less than the nominal value of a Share at the time of exercise. In addition, no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per Ordinary Share less than one hundred ten percent (110%) of the Fair Market Value of an Ordinary Share on the date of grant of the Incentive Stock Option. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above (but not less than the nominal value of a Share at the time of exercise) if such Incentive Stock Option is granted pursuant to an assumption or substitution for another Option in a manner qualifying under the provisions of Section 424(a) of the Code.

6.	VESTING.

Vesting of the Option shall be in accordance with the terms in the relevant Award Agreement.

D-2

7.	SHARES SUBJECT TO APPENDIX B.

Shares issued pursuant to this Appendix shall be issued from the available Ordinary Shares reserved under the Plan. Shares issued pursuant to this Appendix shall reduce share for share the Ordinary Shares available under the Plan and Ordinary Shares and issued Incentive Stock Options may again become available under the Plan in accordance with the Plan rules. In no event shall more than eleven million, seven hundred two thousand, six hundred ninety-six (11,702,696) Ordinary Shares be available for issuance pursuant to the exercise of Incentive Stock Options, subject to the adjustment as provided in the Plan.

8.	SHAREHOLDER APPROVAL.

This Appendix and any increase in the maximum aggregate number of Ordinary Shares issuable hereunder as provided in Section 7 above (the “Authorized Shares”) shall, within twelve (12) months before or after the date of adoption thereof by the Board, be approved by the affirmative vote of a majority of the votes cast at a meeting of shareholders of the Company in respect of such approval. Incentive Stock Options granted prior to shareholder approval of this Appendix, in excess of the Authorized Shares previously so approved by shareholders, shall become exercisable no earlier than the date of shareholder approval of this Appendix or of such increase in the Authorized Shares, as the case may be.

9.	TRANSFERABILITY OF AWARDS.

Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant (or the Participant’s guardian or legal representative).

10.	Terms.

No Incentive Stock Options may be granted pursuant to this Appendix later than ten (10) years after the earlier of the adoption of this Appendix by the Board or approval of this Appendix by shareholders as described above.

D-3

MOBILEYE N.V. HAR HOTZVIM, 13 HARTOM STREET P.O. BOX 45157 JERUSALEM 9777513 ISRAEL

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information prior to 11:59 P.M. United States Eastern Time on June 27, 2016. Have the proxy materials that you have received in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER MEETING MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future shareholder meeting materials electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE- +1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions prior to 11:59 P.M. United States Eastern Time on June 27, 2016. Have the proxy materials that you have received in hand when you call and then follow the instructions.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the postage-paid (when mailed in the United States) envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717 U.S.A. in a separate envelope, postage prepaid. Proxy cards must be received by Broadridge, by no later than 11:59 P.M. United States Eastern Time on June 27, 2016.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	E11126-P80523	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY IS VALID ONLY WHEN SIGNED AND DATED.

MOBILEYE N.V.

		For	Against	Abstain			For	Against	Abstain
					4.	To grant to the Company’s Board of Directors the power to
issue shares (including restricted shares) and/or grant
1.	To adopt the Company's Dutch statutory annual	☐	☐	☐		rights to acquire shares (including options to subscribe	☐	☐	☐
	accounts for the year ended December 31, 2015;					for shares and restricted shares), never to exceed the
number of authorized but unissued shares, and to limit
2.	To discharge the Company's directors from liability in	☐	☐	☐		or exclude the pre-emptive rights of shareholders with
	respect of the exercise of their duties during the year					respect to the issuance of shares and/or the grant of the
	ended December 31, 2015;					right to acquire shares, until June 29, 2021;

3.	To re-elect the following persons as non-executive				5.	To approve the grant of authority to the Board of Directors to	☐	☐	☐
	directors to serve until the annual general meeting of					repurchase up to 10% of our issued share capital until
	shareholders to be held in the year 2019:					December 29, 2017 on the open market, through privately
negotiated transactions or in one or more
	3a. Eyal Desheh	☐	☐	☐		self-tender offers for a price per share not less than the
nominal value of a share and not greater than 110% of the
most recent available (as of the date of repurchase) price
	3b. Peter Seth Neustadter;	☐	☐	☐		of a share on any securities exchange on which our shares
are then listed or quoted;

					6.	To appoint PricewaterhouseCoopers Accountants N.V.	☐	☐	☐
to audit the Company’s Dutch statutory accounts for the
year ended December 31, 2016; and
For address changes and/or comments, please check this				☐
box and write them on the back where indicated.					7.	To approve the addition of an Appendix B-United States to	☐	☐	☐
the Company’s 2014 Equity Incentive Plan, which would allow
Please indicate if you plan to attend this meeting.		☐	☐			for the grant to U.S. taxpayer employees of the Company
and its subsidiaries of stock options intended to
		Yes	No			qualify as incentive stock options under U.S. tax law.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice and Shareholders Circular and the Company's draft 2015 IFRS statutory accounts are available at www.proxyvote.com.

E11127-P80523

MOBILEYE N.V.

Proxy For Annual General Meeting of Shareholders

(Must be received prior to 11:59 P.M. United States Eastern Time on

June 27, 2016)

The undersigned registered holder of ordinary shares, nominal value EUR 0.01 per share, of Mobileye N.V. (“Ordinary Shares”), hereby appoints each of Ziv Aviram, Amnon Shashua and Ofer Maharshak, and each of them acting singly, as proxies of the undersigned, each with full power of substitution, to attend and address the Annual General Meeting of Shareholders of Mobileye N.V. to be held in Amsterdam, The Netherlands on June 29, 2016 and, in general, to exercise all rights the undersigned could exercise in respect of such Ordinary Shares if personally present thereat in their discretion upon all matters which may properly come before such meeting and every adjournment thereof, and instructs such proxy to endeavour, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the Ordinary Shares of Mobileye N.V. registered in the name of the undersigned on the books of Mobileye N.V. with the Transfer Agent and Registrar of Mobileye N.V. as of the close of business (New York time) on June 1, 2016 at such meeting in respect of the resolutions specified on the reverse side hereof. This proxy is governed by Dutch law.

Please direct your proxy how he is to vote by placing an “x” in the appropriate box opposite the resolutions, which have all been proposed by the Company, specified on the reverse side hereof. This proxy, when properly executed and timely received, will be voted in the manner directed herein. If and to the extent that no instructions are given on this Proxy Card as to how to vote on any proposal, then the Ordinary Shares represented by this Proxy Card will be voted FOR all of the items listed on the Proxy Card as to which no choice has been indicated on the Proxy Card.

The Proxy Card must be signed by the person in whose name the relevant Ordinary Shares are registered on the books of the Transfer Agent and Registrar. In the case of a corporation or partnership, the Proxy Card must be executed by a duly authorized officer or attorney. When shares are held jointly each holder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Complete, Sign, Date and Promptly Return This Proxy Card to the Address Below Using the Enclosed Envelope.

MOBILEYE N.V. c/o
Vote Processing
Broadridge

51 Mercedes Way

Edgewood, New York 11717

U.S.A.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)